

IHS Annual Report 2012

Letter to Shareowners

Notice of 2013 Annual Stockholder Meeting

Proxy Statement

2012 Form 10-K Annual Report

Advancing Decisions
that Advance the World®


IHS

Connecting customers to IHS solutions continues to drive growth and value

A Three-Year Trend


Share Price
at Fiscal Year End
$72.32
$88.38
$92.14
+13% CAGR*
2010
2011
2012


Revenue(1)
($ millions)
$1,058
$1,326
$1,530
+20% CAGR*
2010
2011
2012


Adjusted EBITDA(1)
($ millions)
$319
$401
$485
+23% CAGR*
2010
2011
2012


Adjusted Free Cash
Flow(1) ($ millions)
$234
$288
$307
+14% CAGR*
2010
2011
2012

(1) 2010 Revenue and Adjusted EBITDA figures have been recast for discontinued operations. "Adjusted Free Cash Flow" and "Adjusted EBITDA" are non-GAAP financial measures intended to supplement our financial statements that are based on U.S. generally accepted accounting principles (GAAP). Definitions of our non-GAAP measures as well as reconciliations of comparable GAAP measures to non-GAAP measures are provided with the schedules to our quarterly earnings releases. Our most recent non-GAAP reconciliations were furnished as an exhibit to a Form 8-K on January 8, 2013, and are available at our website (www.ihs.com).

*CAGR - Compound Annual Growth Rate


MIX
Paper from
responsible sources
FSC
FSC® C101537

Letter to Shareowners

Dear Fellow Shareowner,

2012 was a milestone year for IHS; one in which we delivered against our goals, while continuing to invest heavily in our future. Since 2008, each of my annual letters to you has been written against a backdrop of 'challenging economic times', 'a worsening macro-environment', 'volatility' and 'uncertainty'. I have spoken about the impact of the global economy on both our business and our customers' businesses. In many ways, operating in this complex and changing global economy has become the new normal and has afforded us the opportunity to innovate and find methods of operating our company in a different and more efficient manner. IHS has pushed successfully ahead, guided by our vision and our values, adjusting and re-prioritizing as necessary, to ensure that we deliver sustainable, long-term, profitable growth for our colleagues, our customers and you, our shareowners.

To evaluate the future potential of a company, it is critical to consider the "four P's": does the company have the right people, platforms, processes and products? Since 2008, I have updated you annually on our progress as we have invested significantly in the core foundation of IHS — in our people, platforms, processes and products. This time period has witnessed the largest transformation and value-creation exercise in our company's history.

This past year, 2012, was notable as it marked the highest level of investment and greatest progress achieved in these critical areas. If I can leave you with one thought to take away, it is this: *I have never had more confidence about our ability to execute and deliver sustainable, long-term, profitable growth than I do today because we now have the right people, platforms, processes and products.* And although this year will be another year of significant investment amid challenging economic conditions, we are in a better position to succeed than at any other point in our company's history. I could not be prouder of my colleagues.





Performance against our Five Company Objectives

During 2012, we made great progress against our five company objectives:

- **Colleague success;**
- **Customer Delight;**
- **Profitable top- and bottom-line growth;**
- **Shareowner success relative to our peer group; and**
- **Corporate Sustainability.**

These objectives are interdependent; one drives another and achieving all five is critical. All important decisions are made with a focus on these goals as they are how we measure our success. To ensure that our senior leaders are universally focused, we tie their incentive compensation to the achievement of these objectives and this compensation is significantly "at risk" if the objectives are not achieved.

Colleague Success

We are creating something significant and new at IHS together. This is measured in part by the professional opportunity and experience we create for every colleague and the impact that these efforts have on our global workforce. We achieved a record level of Colleague Engagement with a 14 percent improvement from 2011. We had high participation with over 95 percent of our colleagues taking the survey and 85 percent of our colleagues in the highest levels of engagement.

Customer Delight

Placing our Customers First each day is fundamental to who we are at IHS. We have a strong passion for and commitment to enabling our customers' success, and we have made tremendous progress in delighting our customers as measured by our Customer First surveys. The hard work of our colleagues has allowed us to set a record here at IHS with a Customer Delight score of 66 percent for 2012! Since 2008, we have improved Customer Delight for our customers by 37 percent.

This year, most global companies' scores are flat or down in their customer surveys. In fact, for the top 10 percent of companies — known as "Best-In-Class" — scores on average dropped from 81 percent to 76 percent, which makes our performance all the more notable. We improved in all regions and across all of our workflows.

We continue to be externally focused on our customers as we pursue our goal of becoming a global "Best-in-Class" company by putting the right investments and actions into place.

Profitable Top- and Bottom-Line Growth

This past year was a record year for IHS in terms of revenue, adjusted EBITDA, adjusted EBITDA margin and adjusted free cash flow.

Our revenue grew over 15 percent in 2012 on the strength of five percent organic growth and nine strategic acquisitions. We also continued to expand our profit margin (as measured by adjusted EBITDA divided by revenue), increasing it by 150 basis points in 2012 alone and 1350 basis points since our initial public offering in 2005. Importantly, we generated more than $300 million of adjusted free cash flow in 2012. All of this growth occurred despite the fact we continued to invest millions of dollars in internal infrastructure and acquisitions, to ensure the future long-term success of IHS.

Shareowner Success Relative to Our Peer Group

Our financial results are directly connected to our overall performance and highlight the shareowner value we create in connecting colleague and customer metrics to shareowner returns with our equity-based incentives. We continue to drive substantial value for shareowners, delivering a compounded annual return of 28 percent since our initial public offering, well above that of our peers and the overall market.

Corporate Sustainability

Beginning in 2012, we added a fifth corporate objective, Corporate Sustainability. At IHS, Corporate Sustainability is core to the way we do business and is a characteristic which is integrated into our values and our culture. Our Sustainability mission starts with long-term, profitable growth. By incorporating sustainable thinking into every decision that we make, we will gain competitive advantage while simultaneously improving the social and economic conditions of the communities in which we operate.

We have reason to be very proud of the progress we've made in just one year — progress that has been largely driven by our global network of Site Sustainability Champions. This network is comprised of IHS colleagues in each of our offices around the world — colleagues with a passion for all of the tenets of corporate sustainability and with a belief that we CAN make the world a better place.

One of the ways we measure our success in Corporate Sustainability is through the Sustainable Asset Management (SAM) corporate assessment. We not only achieved our corporate objective measure for 2012, we reached our stretch target of 55, improving seven points over our 2011 score of 48. Some of the notable highlights in this year's results were:

- **For 'Customer Relationship Management' — our score improved by 24 points and we are now ranked in the 100th percentile;**



- **For 'Brand Management' — our score improved by 24 points and we are now ranked in the 93rd percentile; and**
- **For 'Citizenship & Philanthropy' — our score improved by 50 points and we now rank in the 83rd percentile.**

In addition, IHS was named to three different MSCI flagship sustainability indices, further evidence of our progress.

Finally, at the beginning of our 2013 fiscal year, we announced to our colleagues the addition of a 'Volunteer Paid Time-Off Benefit'. This benefit gives every colleague a paid day off to volunteer in their community. Collectively, IHS colleagues possess a wealth of expertise, skill and passion. We are very excited to leverage those attributes to make our communities better places to live and work.

2013 Priorities

Looking ahead, to help ensure we achieve our 2013 goals and delight our customers we will focus on four priorities that support our externally benchmarked objectives:

- **Accelerate organic growth targeting high potential accounts and enhanced lead generation and conversion at all levels;**
- **Create and deliver new products and common platforms that converge all IHS capabilities;**
- **Complete the global transformation of IHS infrastructure and management systems; and**
- **Align capacity to our highest-growth opportunities across all operational, functional and support areas to create new efficiencies and growth investment.**

We have teams aligned around strategies and tactics that will help us successfully achieve these priorities and I am confident that we will be able to provide a very positive progress update in a year's time.

2012 was certainly not an easy year. But IHS is a terrific company with a strong vision, foundational values and with talented, collaborative and passionate colleagues. We understand that we will only achieve sustainable, long-term, profitable growth by enabling and ensuring the success of our customers and shareowners. So, let me close by saying thanks to you, our shareowners, for your trust in us and for your continued interest, commitment and support.

With great appreciation,



Jerre Stead
Chairman and CEO, IHS Inc.



The Source for Critical Information and Insight™

IHS INC.
15 Inverness Way East
Englewood, Colorado 80112
www.ihs.com

February 22, 2013

Dear IHS Stockholder:

We are pleased to invite you to attend our 2013 Annual Meeting of Stockholders. The Annual Meeting will be held at 10:00 a.m. Eastern Daylight Time, on Wednesday, April 10, 2013, at The Pierre Hotel, 2 East 61st Street, New York, NY 10065.

Whether or not you attend the Annual Meeting, it is important that you participate. We value the vote of every stockholder. Please review the enclosed Proxy Card carefully to understand how you may vote by proxy. If you choose to cast your vote in writing, please sign and return your proxy promptly. For Proxy Cards delivered in hard copy, a return envelope, requiring no postage if mailed in the United States, is enclosed. For your convenience, we have also arranged to allow you to submit your proxy telephonically. If your shares are held in the name of a bank or broker, voting by mail, telephone or Internet will depend on the processes of the bank or broker, and you should follow the instructions you receive from your bank or broker.

If you want to attend the Annual Meeting in person, please let us know in advance. Each stockholder of record has the opportunity to vote in person at the Annual Meeting. If your shares are *not* registered in your name (for instance, if you hold shares through a broker, bank, or other institution), please advise the stockholder of record that you wish to attend; that firm will then provide you with evidence of ownership that will be required for admission to the Annual Meeting. Let us know if we can explain any of these matters or otherwise help you with voting or attending our Annual Meeting.

Remember that your shares cannot be voted unless you submit your proxy or attend the Annual Meeting in person. Your participation is important to all of us at IHS, so please review these materials carefully and cast your vote.

We look forward to hearing from you or seeing you at the Annual Meeting.

Sincerely,

Stephen Green

Executive Vice President, Legal and Corporate Secretary



[THIS PAGE INTENTIONALLY LEFT BLANK]


iHS

The Source for Critical Information and Insight™

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held Wednesday, April 10, 2013

To our Stockholders:

IHS Inc. will hold its Annual Meeting of Stockholders at 10:00 a.m. Eastern Daylight Time, on Wednesday, April 10, 2013, at The Pierre Hotel, 2 East 61st Street, New York, NY 10065.

We are holding this Annual Meeting to allow our stockholders to vote on several key topics:

- to elect two directors to serve until the 2016 Annual Meeting or until their successors are duly elected and qualified;
- to ratify the appointment of Ernst & Young LLP as our independent registered public accountants;
- to approve, on an advisory, nonbinding basis, the compensation of our named executive officers; and
- to transact such other business as may properly come before the Annual Meeting and any adjournments or postponements of the Annual Meeting.

Only stockholders of record at the close of business on February 14, 2013 (the "Record Date") are entitled to notice of, and to vote, at this Annual Meeting and any adjournments or postponements of the Annual Meeting. For ten days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be available for stockholders to review for purposes relevant to the meeting. To arrange to review that list contact:

IHS Inc., Attn: Corporate Secretary, 15 Inverness Way East, Englewood, Colorado 80112

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 10, 2013: The Proxy Statement and our Annual Report on Form 10-K ("Annual Report") for the year ended November 30, 2012 are available at investor.ihs.com.

We will deliver a copy of the Proxy Statement and our Annual Report free of charge if a stockholder sends a request to the Corporate Secretary, IHS Inc., 15 Inverness Way East, Englewood, Colorado 80112 or calls 303-790-0600.

It is important that your shares are represented at this Annual Meeting.

Even if you plan to attend the Annual Meeting in person, we hope that you will promptly vote and submit your proxy by dating, signing, and returning the enclosed Proxy Card by mail, or by voting by telephone, or, if you hold your shares in the name of a bank or broker, by following the instructions you receive from your bank or broker.

Casting a vote by proxy will not limit your rights to attend or vote at the Annual Meeting.

By Order of the Board of Directors,

Stephen Green

Stephen Green,
Executive Vice President, Legal and Corporate Secretary
February 22, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

IHS INC.

PROXY STATEMENT
INFORMATION CONCERNING VOTING AND SOLICITATION

This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of IHS Inc., a Delaware corporation, of proxies for the 2013 Annual Meeting of Stockholders and any adjournments or postponements thereof. The Annual Meeting will be held at 10:00 a.m. Eastern Daylight Time, on Wednesday, April 10, 2013, at The Pierre Hotel, 2 East 61st Street, New York, NY 10065.

This Proxy Statement, the Annual Report on Form 10-K for the year end November 30, 2012 (the "Annual Report"), and the accompanying form of Proxy Card are being first sent to stockholders on or about February 25, 2013. While we are mailing the full set of proxy materials to all of our record holders, with respect to beneficial owners whose shares are held in the name of a bank or broker, we are only providing notice and electronic access to our proxy materials. The notice to such beneficial owners will be mailed on or about February 25, 2013. The notice contains instructions regarding how to access and review our proxy materials over the Internet. The notice also provides instructions regarding how to submit a proxy over the Internet. We believe that this process allows us to provide stockholders with important information in a timely manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. Beneficial owners who receive such notice may request a printed copy of our proxy materials without charge by contacting our Corporate Secretary no later than April 1, 2013, at IHS Inc., 15 Inverness Way East, Englewood, Colorado 80112 or calling 303-790-0600.

References in this Proxy Statement to "we," "us," "our," "the Company," and "IHS" refer to IHS Inc. and our consolidated subsidiaries.

Appointment of Proxy Holders

The Board of Directors of IHS (the "Board") asks you to appoint the following individuals as your proxy holders to vote your shares at the 2013 Annual Meeting of Stockholders:

Jerre L. Stead, Chairman and Chief Executive Officer;
Richard G. Walker, Executive Vice President, Global Finance; and
Stephen Green, Executive Vice President, Legal and Corporate Secretary

You may make this appointment by using one of the methods described below. If appointed by you, the proxy holders will vote your shares as you direct on the matters described in this Proxy Statement. In the absence of your direction, they will vote your shares as recommended by the Board.

Unless you otherwise indicate on the Proxy Card, you also authorize your proxy holders to vote your shares on any matters not known by the Board at the time this Proxy Statement was printed and that, under our Bylaws, may be properly presented for action at the Annual Meeting.

Who Can Vote

Only stockholders who owned shares of our common stock at the close of business on **February 14, 2013**—the "**Record Date**" for the Annual Meeting—can vote at the Annual Meeting.

Each holder of our Class A common stock is entitled to **one** vote for each share held as of the Record Date. As of the close of business on the Record Date, we had 65,762,712 shares of Class A common stock outstanding and entitled to vote.

There is no cumulative voting in the election of directors.

How You Can Vote

You may vote your shares at the Annual Meeting either in person, by mail or telephonically, as described below. If your shares are held in the name of a bank or broker, voting by mail, telephone or Internet will depend on the processes of the bank or broker, and you should follow the voting instructions on the form you receive from your bank or broker.

Voting by Telephone. Stockholders of record entitled to vote at the Annual Meeting can simplify their voting and reduce the Company's cost by voting their shares via telephone. The telephone voting procedures are designed to authenticate stockholders' identities, allow stockholders to vote their shares and to confirm that their instructions have been properly recorded. Stockholders who elect to vote over the telephone may incur telecommunication costs for which the stockholder is solely responsible. The telephonic voting facilities for stockholders of record will close at 11:59 p.m. Eastern Daylight Time the day before the Annual Meeting.

Voting by Mail. Stockholders of record may vote by signing, dating, and returning the Proxy Card in the enclosed postage-prepaid return envelope. Carefully review and follow the instructions on the enclosed Proxy Card. The shares represented will be voted in accordance with the directions in the Proxy Card. The Proxy Card must be received by the close of business on April 9, 2013.

Voting at the Annual Meeting. Voting by proxy will not limit your right to vote at the Annual Meeting, if you decide to attend in person. The Board recommends that you vote by proxy, as it is not practical for most stockholders to attend the Annual Meeting. If you hold shares through a bank or broker, you must obtain a proxy, executed in your favor, from the bank or broker to be able to attend and vote in person at the Annual Meeting.

Revocation of Proxies

Stockholders can revoke their proxies at any time before they are exercised in any of three ways:

- by voting in person at the Annual Meeting;
- by submitting written notice of revocation to the Corporate Secretary prior to the Annual Meeting; or
- by submitting another proxy—properly executed and delivered—on a later date, but prior to the Annual Meeting.

Quorum

A quorum, which is a majority of the outstanding shares entitled to vote as of the Record Date, must be present to hold the Annual Meeting. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum but they will not be voted on any given proposal. "Broker non-votes" (see below) will be counted as shares of stock that are present for the purpose of determining the presence of a quorum but will have no effect with respect to any matter for which a broker does not have authority to vote.

Required Vote

With respect to **Proposal 1**, our directors are elected by a majority of the votes cast in favor of their election. A majority of the votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election, with abstentions and "broker non-votes" not counted as a vote cast either for or against that director. However, in the event of a contested election, our directors will be elected by a plurality vote, which means that the two nominees receiving the most affirmative votes will be elected.

Each of the following proposals will be approved if it receives the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote:

Proposal 2, the ratification of our independent auditors; and

Proposal 3, the advisory vote on executive compensation.

With respect to Proposals 2 and 3, abstentions will not be counted as votes cast on these proposals and will have the effect of a vote against such proposals.

Please note that under current New York Stock Exchange rules, brokers may no longer vote your shares on certain "non-routine" matters without your voting instructions. Accordingly, if you do not provide your broker or other nominee with instructions on how to vote your shares, it will be considered a "broker non-vote" and your broker or nominee will not be permitted to vote those shares on the election of directors (Proposal 1) or the advisory vote on executive compensation (Proposal 3). Your broker or nominee will be entitled to cast broker non-votes on the ratification of independent auditors (Proposal 2).

We encourage you to provide instructions to your broker regarding the voting of your shares.

Solicitation of Proxies

We pay the cost of printing and mailing the Notice of Annual Meeting, the Annual Report, and all proxy and voting materials. Our directors, officers, and other employees may participate in the solicitation of proxies by personal interview, telephone, or e-mail. No additional compensation will be paid to these persons for solicitation. We will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of our common stock.

Other Matters

Multiple IHS stockholders who share an address may receive only one copy of this Proxy Statement and the Annual Report, unless the stockholder gives instructions to the contrary. We will deliver promptly a separate copy of this Proxy Statement and the Annual Report to any IHS stockholder who resides at a shared address and to which a single copy of the documents was delivered, if the stockholder makes a request by contacting:

Corporate Secretary, IHS Inc., 15 Inverness Way East, Englewood, Colorado 80112
by telephone: 303-790-0600

Multiple stockholders who share a single address and who receive multiple copies of the Proxy Statement and the Annual Report and who wish to receive a single copy of each at that address in the future will need to contact their bank, broker, or other nominee.

Important Reminder

Please promptly vote and submit your proxy in writing or by telephone, or if you hold your shares through a bank or broker, as instructed by your bank or broker.

To submit a written vote, you may sign, date, and return the enclosed Proxy Card in the postage-prepaid return envelope. To vote telephonically, follow the instructions provided on the Proxy Card.

Voting by proxy will not limit your rights to attend or vote at the Annual Meeting.

Proposal 1: Election of Directors

Directors and Nominees

Pursuant to the authority granted to the Company's Board of Directors (the "Board") by the Company's Amended and Restated By-Laws, the Board has determined that it be composed of nine directors, divided into three classes. Directors are elected for three-year terms and one class is elected at each Annual Meeting.

Two directors are to be elected at the 2013 Annual Meeting. These directors will hold office until the Annual Meeting in 2016, or until their respective successors have been elected and qualified. Each director nominee set forth below has consented to being named in this Proxy Statement as a nominee for election as director and has agreed to serve as a director if elected. In the event that any of the nominees should become unavailable prior to the Annual Meeting, proxies in the enclosed form will be voted for a substitute nominee or nominees designated by the Board, or the Board may reduce the number of directors to constitute the entire Board, in its discretion.

If an incumbent director nominee fails to receive a majority of the votes cast in an election that is not a contested election, such director is required to immediately tender his or her resignation and such resignation will be effective only if and when accepted by the Board, in the Board's discretion. If the Board accepts such a resignation, the remaining members of the Board may fill the resulting vacancy or decrease the size of the Board.

2013 NOMINEES FOR DIRECTOR

For more information about each director nominee, our continuing directors, and the operation of our Board, see below under *"Business Experience and Qualification of Board Members."*

Name	Age	Director Since	Position with Company
Roger Holtback	68	2003	Director
Jean-Paul Montupet	65	2012	Director

Vote Required and Recommendation

In an uncontested election, directors are elected by a majority of the votes cast in favor of their election. A majority of the votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election, with abstentions and "broker non-votes" not counted as a vote cast either for or against that director. However, in the event of a contested election, our directors would be elected by a plurality vote, which means that the two nominees receiving the most affirmative votes would be elected.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THESE NOMINEES

Proposal 2: Ratification of the Appointment of Independent Registered Public Accountants

Proposed Ratification

The Audit Committee of the Board (the "Audit Committee"), which is composed entirely of independent directors, has selected Ernst & Young LLP as the independent registered public accountants to audit our books, records, and accounts and those of our subsidiaries for the fiscal year 2013. The Board has endorsed this appointment. Ratification of the selection of Ernst & Young LLP by stockholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the stockholders for ratification at the Annual Meeting. If the stockholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Ernst & Young LLP, but may, in their discretion, retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of IHS and its stockholders.

Ernst & Young LLP previously audited our consolidated financial statements during the 12 fiscal years ended November 30, 2012. Representatives of Ernst & Young LLP will be present at the Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate stockholder questions.

Audit, Audit-Related, and Tax Fees

In connection with the audit of the 2012 financial statements, IHS entered into an engagement agreement with Ernst & Young LLP that set forth the terms by which Ernst & Young LLP performed audit services for IHS. That agreement subjects IHS to alternative dispute resolution procedures and excludes the award of punitive damages in the event of a dispute between IHS and Ernst & Young LLP.

Aggregate fees for professional services rendered for us by Ernst & Young LLP for the years ended November 30, 2012 and 2011 respectively, were as follows:

	2012	2011
	(in thousands)	
Audit Fees	$2,225	$2,177
Audit-Related Fees	711	625
Tax Fees	456	390
All Other Fees	—	—
Total	$3,392	$3,192

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our consolidated financial statements, the statutory audit of our subsidiaries, the review of our interim consolidated financial statements, and other services provided in connection with statutory and regulatory filings.

Audit-Related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." These services may include employee benefit plan audits, auditing work on proposed transactions, attestation services that are not required by regulation or statute, and consultations regarding financial accounting or reporting standards. For 2011, audit-related fees also included approximately $394,000 for professional services rendered related to acquisitions. For 2012, audit-related fees also included approximately $534,000 for professional services rendered related to acquisitions.

Tax Fees. Tax fees consist of tax compliance consultations, preparation of tax reports, and other tax services.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has implemented pre-approval policies and procedures related to the provision of audit and non-audit services by Ernst & Young LLP. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by Ernst & Young LLP and the estimated fees related to these services.

During the approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the registered public accountant. The services and fees must be deemed compatible with the maintenance of such accountants' independence, including compliance with rules and regulations of the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") and the New York Stock Exchange (the "NYSE"). The Audit Committee does not delegate its responsibilities to pre-approve services performed by Ernst & Young LLP to management or to any individual member of the Audit Committee. Throughout the year, the Audit Committee will review any revisions to the estimates of audit and non-audit fees initially approved.

Vote Required and Recommendation

Ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting in person or by proxy. Unless marked to the contrary, proxies received will be voted "**FOR**" this Proposal 2 regarding the ratification of Ernst & Young LLP as our independent registered public accountants. In the event ratification is not obtained, the Audit Committee will review its future selection of our independent registered public accountants.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Proposal 3: Advisory Vote to Approve Executive Compensation

With this proposal, we are providing stockholders an opportunity to vote to approve, on an advisory, nonbinding basis, the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement. As required by Section 14A of the Exchange Act, as voted upon by our stockholders, and as approved by our Board of Directors, we are holding this advisory vote on an annual basis.

As described in detail under the heading "*Compensation Discussion and Analysis*," our executive compensation programs are designed to (i) align executive compensation with key stakeholder interests; (ii) attract, retain, and motivate highly qualified executive talent; and (iii) provide appropriate rewards for the achievement of business objectives and growth in stockholder value. Under these programs, our named executive officers are rewarded for the achievement of specific individual and corporate goals, with an emphasis on creating overall stockholder value.

Please read the "*Compensation Discussion and Analysis*" section for additional details about our executive compensation programs, including information about the fiscal year 2012 compensation of our NEOs. We would like to specifically point out the following highlights:

- Through the awards of performance- and time-based restricted stock units, we have tied our NEO compensation opportunity directly to the value of our stock. We have emphasized long-term performance with performance-based awards that focus on three-year performance objectives and strong holding requirements. Our NEOs are required to retain IHS stock equal to three to five times the value of their annual salaries. Unvested stock awards do not count toward their respective holding requirements.
- Each of our NEOs declined their cash bonuses for 2012 to provide additional funding for annual cash bonuses to other participants in the bonus plan.
- Our CEO does not have an employment agreement.
- All other NEO employment agreements contain a double trigger where an ownership change and termination of employment must both occur before any benefits, other than the acceleration of the vesting of stock awards, are due to the NEO. In addition, new NEO employment agreements do not provide for tax gross-ups with respect to the excise tax liability under Internal Revenue Code Section 4999 related to any Section 280G excess parachute payment.
- The Board has eliminated all but *de minimis* perquisites to its executive officers.
- The independent compensation consultant retained by the Human Resources Committee of the Board of Directors is prohibited from doing any unrelated work for the Company.

The Human Resources Committee continually reviews the compensation programs for our NEOs to ensure they achieve the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. We are asking our stockholders to indicate their support for our named executive officer compensation program and practices as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies, and practices described in this Proxy Statement. Accordingly, we are asking our stockholders to approve the compensation policies and practices of our NEOs as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Commission (which includes the "*Compensation Discussion and Analysis*," the compensation tables, and related material).

Vote Required and Recommendation

The say-on-pay vote is advisory and therefore not binding on the Company, the Human Resources Committee, or our Board. Our Board and our Human Resources Committee value the opinions of our stockholders and, to the extent there is a significant vote against the named executive officer compensation policies and practices as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Human Resources Committee will evaluate whether any actions are necessary to address those concerns.

In 2012, 96 percent of our stockholders who voted at the meeting approved our advisory vote on executive compensation. Based on this level of stockholder support, we continued with our compensation philosophy and mix of compensation elements that strongly tie pay to performance.

Unless you instruct us to the contrary, proxies will be voted "**FOR**" this Proposal 3 regarding named executive officer compensation policies and practices, as described in "*Compensation Discussion and Analysis*" section below, and the other related tables and disclosure in this Proxy Statement.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE COMMISSION

Corporate Governance and Board of Directors

Board Leadership Structure

The Board of Directors of IHS believes strongly in the value of an independent board of directors. Of the nine members of our Board of Directors, seven are independent. This includes all members of the key board committees: the Audit Committee, the Human Resources Committee, the Nominating and Corporate Governance Committee, and the Risk Committee. IHS has established a Lead Independent Director role with broad authority and responsibility, as described further below. The independent members of the Board of Directors also meet regularly without management, which meetings are chaired by the Lead Independent Director. During 2012, C. Michael Armstrong served as Lead Independent Director and Jerre Stead served as the Chairman and Chief Executive Officer of IHS.

The Board believes it is important to retain its flexibility to allocate the responsibilities of the offices of the Chairman and Chief Executive Officer in any way that it deems to be in the best interests of the Company at a given point in time. Jerre Stead's service as both Chairman of the Board and Chief Executive Officer has been effective. Mr. Stead possesses detailed and in-depth knowledge of the business of IHS and the opportunities we have in the global marketplace and is thus well positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters.

Each of the directors, including the 2013 nominees for director, and other than Mr. Stead and Christoph Grolman, are independent (see "*Independent and Non-Management Directors*" below). The Board believes that the independent directors provide effective oversight of management. In addition, in October 2006, the Board of Directors appointed Mr. Armstrong as the Company's Lead Independent Director. As Lead Independent Director, Mr. Armstrong's responsibilities include:

- scheduling meetings of the independent directors;
- chairing the separate meetings of the independent directors;
- serving as principal liaison between the independent directors and the Chairman and CEO on sensitive issues;
- communicating from time to time with the Chairman and CEO and disseminating information to the rest of the Board of Directors as appropriate;
- providing leadership to the Board of Directors if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict;
- reviewing the agenda and schedule for Board of Directors meetings and executive sessions and adding topics to the agenda as appropriate;
- reviewing the quality, quantity, and timeliness of information to be provided to the Board;
- being available, as appropriate, for communication with stockholders; and
- presiding over the annual self-evaluation of the Board of Directors.

The Board believes that these responsibilities appropriately and effectively complement the Board leadership structure of IHS.

The Role of the Board of Directors in Risk Oversight

We believe that risk is inherent in innovation and the pursuit of long-term growth opportunities. Management at IHS is responsible for day-to-day risk management activities. The Board of Directors, acting directly and through its committees, is responsible for the oversight of the Company's risk management. With the oversight of the Board of Directors, IHS has implemented practices and programs designed to help manage the risks to which we are exposed in our business and to align risk-taking appropriately with our efforts to increase stockholder value. At its October 2012 meeting, the Board of Directors created a Risk Committee comprised of three independent directors to assist the Board of Directors in its oversight of the Company's risk management.

Each committee reports regularly to the full Board of Directors on its activities. In addition, the Board of Directors participates in regular discussions among the Board and with IHS senior management on many core subjects, including strategy, operations, finance, human resources, and legal and public policy matters, in which risk oversight is an inherent element. The Board of Directors believes that the leadership structure described above in the "*Board Leadership Structure*" section facilitates the Board's oversight of risk management because it allows the Board, with leadership from the Lead Independent Director and working through its committees, including the independent Audit Committee, Human Resources Committee and Risk Committee, to participate actively in the oversight of management's actions.

Business Experience and Qualification of Board Members

The following discussion presents information about the persons who comprise the Board of Directors of IHS, including the two nominees for re-election.

2013 Nominees for Director

Roger Holtback, 68, has served as a member of our Board since December 2003. Since 2001, Mr. Holtback has served as Chairman of Holtback Invest AB. From 1991 to 1993, he served as a member of the Group Executive Committee of SEB and Coordinating Chairman of SEB Sweden. From 1984 to 1990, he served as President and Chief Executive Officer of Volvo Car Corporation and Executive Vice President of AB Volvo. Mr. Holtback is currently Chairman of Rullpack AB, Finnvedan Bulten AB, and the Swedish Exhibition Centre and Congress Centre. He also serves as a director of TROX AB, a member of the Stena Sphere Advisory Board and as Senior Advisor to Nordic Capital.

Mr. Holtback brings to the Board significant operational and strategic experience gained during many years in a Chief Executive Officer position. The Board also benefits from his long experience as an outside public company board member and his vast experience and perspective as a European executive leader.

Jean-Paul Montupet, 65, has served as a member of our Board since October 2012. Mr. Montupet was chair of the Industrial Automation business of Emerson and president of Emerson Europe prior to his retirement in December 2012. Mr. Montupet joined Emerson in 1981, serving in a number of senior executive roles at the global technology provider. Mr. Montupet serves on the boards of Lexmark International, Inc. WABCO Holdings Inc., and Assurant, Inc. and is non-executive chair of the board of PartnerRE Ltd. He is also a trustee of the St. Louis Public Library Foundation and the Winston Churchill National Museum.

Mr. Montupet brings to the Board extensive international business experience, especially from Europe and Asia Pacific.

Continuing Directors with Terms Expiring at the Annual Meeting in 2014

C. Michael Armstrong, 74, has served as a member of our Board since December 2003. Mr. Armstrong served as Chairman of Comcast Corporation from 2002 until May 2004. He was Chairman and Chief Executive Officer of AT&T Corp. from 1997 to 2002, Chairman and Chief Executive Officer of Hughes Electronics Corporation from 1992 to 1997, and retired from IBM in 1991 as Chairman of IBM World Trade after a 31-year career. Mr. Armstrong serves on the board of directors of I.D.S, The Philharmonic Center for the Arts (Naples, FL), The Forum Club of Southwest Florida, the Telluride Foundation and the Marine Corps Scholarship Foundation. He is a senior advisor at SV Investment Partners and Tudor Venture Capital, and he is Chairman of John Hopkins Medicine and a Trustee of Miami University.

Mr. Armstrong brings to the Board experience in executive roles and a background of leading global organizations in the technology industry. Through this experience, he has developed expertise in several valued areas including strategic development, business development, and finance.

Brian H. Hall, 65, was appointed to our Board in March 2008. From January 2007 through August 2007, Mr. Hall served as Vice Chairman of Thomson Corporation. Previously, from 1995 through 2006, Mr. Hall served as President and CEO of Thomson Legal & Regulatory and West Publishing. Prior to joining Thomson, Mr. Hall was President of Shepard's and Executive Vice President of McGraw-Hill. Mr. Hall serves as Chairman and a member of the board of trustees of the Rochester Institute of Technology. Mr. Hall currently serves on the board of trustees for the Cheyenne Mountain Zoo and the Intergenerational Foundation. He is a former board member of Archipelago Learning, Inc., Bank One of Colorado Springs, and Ryerson of Canada.

Mr. Hall brings to the Board many years of relevant industry experience gained in executive level positions in the information services industry.

Balakrishnan S. Iyer, 56, has served as a member of our Board since December 2003. From October 1998 to June 2003, Mr. Iyer served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. From 1997 to 1998, he was Senior Vice President and Chief Financial Officer of VLSI Technology Inc. and, from 1993 to 1997, he was Vice President, Corporate Controller of VLSI Technology Inc. Mr. Iyer serves on the board of directors of Life Technologies, Skyworks Solutions, Power Integrations, Inc., and QLogic Corporation.

Mr. Iyer provides to the Board his expertise in corporate finance, accounting, and strategy, including experience gained as the Chief Financial Officer of two public companies. Mr. Iyer also brings a background in organizational leadership and experience serving as a public company outside director.

Jerre L. Stead, 70, was elected Chief Executive Officer of IHS in September 2006 and has served as Chairman of our Board since December 1, 2000. From August 1996 until June 2000, Mr. Stead served as Chairman of the board of directors and Chief Executive Officer of Ingram Micro Inc. Prior to that, he served as Chief Executive Officer and Chairman of the board of directors at Legent Corporation, from January 1995 to August 1995. From May 1993 to December 1994, he was Executive Vice President of AT&T and Chairman and Chief Executive Officer of AT&T Corp. Global Information Solutions (NCR Corporation). From September 1991 to April 1993, he was President and Chief Executive Officer of AT&T Corp. Global Business Communication Systems (Avaya Corporation). Mr. Stead also serves on the board of directors of Mindspeed Technologies, Inc. Mr. Stead was a director of Brightpoint, Inc. until its acquisition by Ingram Micro Inc. in 2012.

Mr. Stead has been involved in the leadership of IHS for more than 10 years and was previously the Chief Executive Officer of six different public companies. As Chairman and Chief Executive Officer, Mr. Stead brings to the Board of Directors his thorough knowledge of IHS' business, strategy, people, operations, competition, and financial position. Mr. Stead provides recognized executive leadership and vision. In addition, he brings with him a global network of customer, industry, and government relationships.

Continuing Directors with Terms Expiring at the Annual Meeting in 2015

Ruann F. Ernst, 66, has served as a member of our Board since December 2006. Dr. Ernst served as Chief Executive Officer of Digital Island, Inc. from 1998 until her retirement in 2002. Dr. Ernst was Chairperson of the board of Digital Island from 1998 until the company was acquired by Cable & Wireless, Plc. in 2001. Prior to Digital Island, Dr. Ernst worked for Hewlett Packard in various management positions, including General Manager, Financial Services Business Unit. Prior to that, she was Vice President for General Electric Information Services Company and a faculty member and Director of medical computing at the Ohio State University where she managed a biomedical computing and research facility. Dr. Ernst currently serves on the board of Digital Realty Trust and is Chairman of the Board of Red Planet Capital, a NASA technology venture. She also serves as Vice Chair of the University Foundation Board and as a member of the Fisher College of Business Advisory Board at the Ohio State University. She was a founder and is Board Chair of the non-profit, HealthyLifeStars.

Dr. Ernst brings to the Board a strong technical and computing background as well as skill in the development of information technology businesses. She also has extensive experience as a member of boards where strategic planning and long-term planning are critical to the success of the enterprise.

Christoph v. Grolman, 53, was appointed to our Board in March 2007. Mr. Grolman has served as Managing Director of TBG Limited (until 2009 TBG Holdings N.V.) since March 2007. From December 2006 to March 2007, Mr. Grolman served as Executive Director of TBG. From 2002 to 2006 he held the position of Executive Vice President of TBG, responsible for an industrial operating group and venture investments. Prior to joining TBG, he was a consultant with Roland Berger & Partner Management Consultants in Munich.

Mr. Grolman brings to our Board a wealth of experience in global business operations, strategic acquisitions, and financial strategies for a diverse portfolio of investments.

Richard W. Roedel, 63, has served as a member of our Board since November 2004. Mr. Roedel also serves as a director of Sealy Corporation, Lorillard, Inc., Six Flags Entertainment Corporation, and Luna Innovations Incorporated. Mr. Roedel is chairman of the audit committees of Sealy and Lorillard, and a member of the audit committee of Six Flags. Mr. Roedel also serves as the lead independent director of Lorillard and non-executive chairman of Luna. He is also a director of the Association of Audit Committee Members, Inc., a not-for-profit organization dedicated to strengthening audit committees, and Broadview Network Holdings, Inc, a private company. Mr. Roedel was a director of Dade Behring Holdings, Inc. from October 2002 until November 2007 when Dade was acquired by Siemens AG and was a director of Brightpoint, Inc. until its acquisition by Ingram Micro Inc. in 2012. Mr. Roedel served in various capacities at Take-Two Interactive Software, Inc. from November 2002 until June 2005, including chairman and chief executive officer. Mr. Roedel is a certified public accountant.

Mr. Roedel provides to the Board of Directors expertise in corporate finance, accounting, and strategy. He brings experience gained as the Chief Executive Officer and/or director of several companies.

Organization of the Board of Directors

The Board held seven meetings during the fiscal year ended November 30, 2012. At each meeting, the Chairman was the presiding director. Each director attended at least 75 percent of the total regularly scheduled and special meetings of the Board and the committees on which they served with the exception of Mr. Klein. Mr. Klein attended all regularly scheduled Board meetings; however, he was only able to attend 73 percent of the combined Board, committee and special meetings. As stated in our Governance Guidelines, our Board expects each director to attend our Annual Meeting of Stockholders, although attendance is not required. At the 2012 Annual Meeting of Stockholders, all of our directors were in attendance.

For 2012, our Board had three standing committees: the Audit Committee, the Human Resources Committee, and the Nominating and Corporate Governance Committee. The Board recently created a Risk Committee that will begin meeting in fiscal year 2013. We believe that all members of the Audit, Human Resources, Nominating and Corporate Governance and Risk Committees meet the independence standards of the New York Stock Exchange and SEC rules and regulations. The Board has approved a charter for each of the Audit, Human Resources and Nominating and Corporate Governance committees, each of which can be found on our website at www.ihs.com. The charter for the newly formed Risk Committee is expected to be approved by the Board in 2013.

Independent and Non-Management Directors

We believe that all of our directors other than Messrs. Stead and Grolman are "independent directors," based on the independence standards described above. All of our directors other than Mr. Stead are non-management directors.

In accordance with the IHS Corporate Governance Guidelines, the independent directors designated Mr. Armstrong as Lead Independent Director. The Lead Independent Director chairs executive sessions of the independent directors. During our 2012 fiscal year, the independent directors of the Board met four times without the presence of management.

Simultaneous Service on Other Public Company Boards

Although the Board does not have a mandatory policy limiting the number of boards on which a director may serve, our Board has adopted Governance Guidelines (available at www.ihs.com) indicating that directors should not serve on more than five boards of public companies while serving on the Company's Board.

The Governance Guidelines also explain that, if a member of the Company's Audit Committee simultaneously serves on the audit committees of more than three public companies, and the Company does not limit the number of audit committees on which its audit committee members may serve to three or less, then in each case, the Board must determine that such simultaneous service would not impair the ability of such member to serve effectively on the Company's Audit Committee.

The Board has determined that the service of Mr. Roedel and Mr. Iyer on the audit committees of three public companies in addition to the Company's Audit Committee does not impair Mr. Roedel's and Mr. Iyer's ability to serve effectively on the Company's Audit Committee.

Code of Conduct

We have adopted a Code of Business Conduct and Ethics as our "code of ethics" as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Securities Exchange

Act of 1934, as amended. Our Code of Business Conduct and Ethics also meets the New York Stock Exchange requirements for a "code of conduct." Our Code of Business Conduct and Ethics applies to our directors as well as all of our principal executive officers, our financial and accounting officers, and all other employees of IHS.

Our Code of Business Conduct and Ethics, as well as our Governance Guidelines, are available on our website at www.ihs.com. If we approve any substantive amendment to our Governance Guidelines or our Code of Conduct, or if we grant any waiver of the Code of Conduct to the Chief Executive Officer, the Chief Financial Officer, or the Chief Accounting Officer, we intend to post an update on the Investor Relations page of the Company's website (investor.ihs.com) within five business days and keep the update on the site for at least one year.

Communications with the Board

The Board has a process for stockholders or any interested party to send communications to the Board, including any Committee of the Board, any individual director, or our non-management directors. If you wish to communicate with the Board as a whole, with any Committee, with any one or more individual directors, or with our non-management directors, you may send your written communication to:

Stephen Green
Executive Vice President, Legal and Corporate Secretary
IHS Inc.
15 Inverness Way East
Englewood, Colorado 80112

Communications with Non-Management Directors

Interested parties wishing to reach our independent directors or non-management directors may address the communication to our Lead Independent Director, Mr. Armstrong, on behalf of the non-management directors. Address such communications as follows:

C. Michael Armstrong
Lead Independent Director
IHS Inc.
15 Inverness Way East
Englewood, Colorado 80112

Depending on how the communication is addressed and the subject matter of the communication, either Mr. Armstrong or Mr. Green will review any communication received and will forward the communication to the appropriate director or directors.

Composition of Board Committees

The Board had three standing committees in fiscal year 2012, and with the addition of the Risk Committee will have four standing committees in 2013, with duties, membership, and number of meetings for each as shown below.

Name	Audit	Human Resources	Nominating and Corporate Governance
C. Michael Armstrong		✓	Chair
Ruann F. Ernst		✓	
Brian H. Hall		Chair	✓
Roger Holtback	✓		
Balakrishnan S. Iyer	Chair		✓
Richard W. Roedel	✓		✓
2012 Meetings	**9**	**4**	**4**

The Risk Committee will begin meeting in fiscal year 2013, as described below.

Audit Committee

Members:

Balakrishnan S. Iyer, *Chairman*
Roger Holtback
Richard W. Roedel

The Audit Committee assists our Board in its oversight of (i) the integrity of our financial statements, (ii) our independent registered public accountant's qualifications, independence, and performance, (iii) the performance of our internal audit function, and (iv) our compliance with legal and regulatory requirements. The Audit Committee is governed by a charter, a copy of which may be found at the Company's website www.ihs.com. The Audit Committee has sole responsibility for the engagement or termination of our independent accountants. As required by the Audit Committee Charter, all members of the Audit Committee meet the criteria for "independence" within the meaning of the standards established by the New York Stock Exchange, the Company's Corporate Governance Guidelines, and the Audit Committee Charter. Each member of the Audit Committee is financially literate and each member has accounting or related financial management expertise as required by New York Stock Exchange listing standards. In addition, the Board has determined that each member of the Audit Committee meets the definition of "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated by the SEC.

Human Resources Committee

Members:

Brian H. Hall, *Chairman*
C. Michael Armstrong
Ruann F. Ernst

The Human Resources Committee has been created by our Board to (i) oversee our compensation and benefits policies generally, (ii) evaluate executive officer performance and review our management succession plan, (iii) oversee and set compensation for our executive officers, (iv) review and discuss the Compensation Discussion and Analysis disclosure with management and provide a recommendation to the Board regarding its inclusion in the Company's annual proxy statement, and (v) prepare the report on executive officer compensation that the SEC rules require to be included in the Company's annual proxy statement. The Human Resources Committee is governed by a charter, a copy of which is available at the Company's website www.ihs.com. See "*Compensation Discussion and Analysis*" below for a more detailed description of the functions of the Human Resources Committee. All members of the Human Resources Committee are "independent" as required by our Corporate Governance Guidelines and the Human Resources Committee Charter.

Nominating and Corporate Governance Committee

Members:

C. Michael Armstrong, *Chairman*
Brian H. Hall
Balakrishnan S. Iyer
Richard W. Roedel

The Nominating and Corporate Governance Committee has been created by our Board to (i) identify individuals qualified to become board members and recommend director nominees to the Board, (ii) recommend directors for appointment to committees established by the Board, (iii) make recommendations to the Board as to determinations of director independence, (iv) oversee the evaluation of the Board, (v) make recommendations to the Board as to compensation for our directors, and (vi) develop and recommend to the Board our corporate governance guidelines and code of business conduct and ethics. The Nominating and Corporate Governance Committee is governed by a charter. A more detailed description of the functions of the Nominating and Corporate Governance Committee can be found under "Director Nominations" in this Proxy Statement, and in the Nominating and Corporate Governance Committee Charter, a copy of which can be found at the Company's website www.ihs.com. All members of the Nominating and Corporate Governance Committee are "independent" as required by our Corporate Governance Guidelines and the Nominating and Corporate Governance Committee Charter.

Risk Committee

Members:

Richard W. Roedel, Chairman
Ruann F. Ernst
Jean-Paul Montupet

The Risk Committee created by our Board will begin meeting in fiscal year 2013. The Risk Committee has been created by our Board to assist our Board in oversight of the Company's management of key risks as well as the Company's policies and processes for monitoring and mitigating such risks. All members of the Risk Committee are independent.

Director Nominations

Our Board nominates directors to be elected at each Annual Meeting of Stockholders and elects new directors to fill vacancies when they arise. The Nominating and Corporate Governance Committee has the responsibility to identify, evaluate, recruit, and recommend qualified candidates to the Board for nomination or election.

In addition to considering an appropriate balance of knowledge, experience and capability, the Board has as an objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, and skills. The Nominating and Corporate Governance Committee will select candidates for director based on the candidate's character, judgment, diversity of experience, business acumen, and ability to act on behalf of all stockholders (without regard to whether the candidate has been nominated by a stockholder).

The Nominating and Corporate Governance Committee believes that nominees for director should have experience, such as experience in management or accounting and finance, or industry and technology knowledge, that may be useful to IHS and the Board, high personal and professional ethics, and the willingness and ability to devote sufficient time to effectively carry out his or her duties as a director. The Nominating and Corporate Governance Committee believes it appropriate for at least one, and preferably multiple, members of the Board to meet the criteria established by the SEC for an "audit committee financial expert," and for a majority of the members of the Board to meet the definition of "independent director" under the rules of the New York Stock Exchange. The Nominating and Corporate Governance Committee also believes it appropriate for certain key members of our management to participate as members of the Board.

Prior to each Annual Meeting of Stockholders, the Nominating and Corporate Governance Committee identifies nominees first by evaluating the current directors whose term will expire at the Annual Meeting and who are willing to continue in service. These candidates are evaluated based on the criteria described above, the candidate's prior service as a director, and the needs of the Board with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue his or her service, the Nominating and Corporate Governance Committee determines not to re-nominate the director, or a vacancy is created on the Board as a result of a resignation, an increase in the size of the Board, or other event, the Nominating and Corporate Governance Committee will consider various candidates for membership, including those suggested by the Nominating and Corporate Governance Committee members, by other Board members, by any executive search firm engaged by the Nominating and Corporate Governance Committee, or by any nomination properly submitted by a stockholder pursuant to the procedures for shareholder nominations for directors provided in "*Stockholder Proposals for the 2014 Annual Meeting*" in this Proxy Statement. As a matter of policy, candidates recommended by shareholders are evaluated on the same basis as candidates recommended by the Board members, executive search firms, or other sources. In 2011, the Nominating and Corporate Governance Committee engaged Spencer Stuart to assist with identifying qualified Board candidates, which resulted in the election of Mr. Montupet to the Board.

Director Stock Ownership Guidelines

We believe that our nonemployee directors should have a significant equity interest in the Company. Our Board has adopted an ownership policy that requires directors to hold shares of our common stock with a market value of at least five times the Board's annual cash retainer. Vested stock units for which receipt of the stock has been deferred until after termination of service count towards the holding requirements. Unvested awards do not count towards the ownership guidelines. Directors have three years to achieve the holding requirement. Directors are not allowed to sell shares until they reach the guideline. As of the Record Date, all of our directors, except for Mr. Montupet, who was appointed to the Board in October 2012, held shares in excess of their holding requirement.

Director Compensation

Our nonemployee directors receive compensation for their service on our Board. The compensation is comprised of cash retainers and equity awards. In addition, our nonemployee directors are reimbursed for reasonable expenses.

Director Compensation	2012 ($)
Board Retainer	90,000
Committee Chair Retainer	
—Audit Committee	30,000
—Human Resources Committee	30,000
—Nominating and Corporate Governance Committee	17,500
Committee Member Retainer	
—Audit Committee	15,000
—All Other Committees	10,000
Lead Independent Director Retainer	30,000
Annual Equity Award	150,000
Initial Equity Award	150,000

No Committee Chair or Committee member retainers were paid in fiscal year 2012 with respect to the Risk Committee, which was created by the Board in October 2012 and will begin meeting in fiscal year 2013. In creating the Risk Committee, the Board approved an annual Chair retainer of $30,000 and annual member retainer of $10,000 for the Risk Committee for fiscal 2013.

All equity awards for nonemployee directors will be issued pursuant to the IHS Inc. 2004 Directors Stock Plan ("Directors Stock Plan"). The Board Retainer and certain other retainers may be converted into deferred stock units or deferred under the Directors Stock Plan.

We provide liability insurance for our directors and officers.

Director Compensation During Fiscal Year 2012

The following table sets forth information concerning the compensation of our nonemployee directors during the fiscal year ended November 30, 2012. Directors did not receive any stock option awards during fiscal year 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Total ($)
C. Michael Armstrong	147,500	149,988	3,319(3)	300,807
Ruann F. Ernst	100,000	149,988		249,988
Christoph v. Grolman	89,957(1)	149,988		239,945
Brian Hall	129,948(1)	149,988		279,936
Roger Holtback	104,965(1)	149,988		254,953
Balakrishnan S. Iyer	130,000	149,988		279,988
Michael Klein(4)	100,000	149,988		249,988
Jean-Paul Montupet	15,000	162,517(5)		177,517
Richard W. Roedel	104,965(1)	149,988		254,953

(1) Includes the value of deferred stock units granted to each of Messrs. Grolman, Hall, Holtback, and Roedel. These directors elected to receive deferred stock units in lieu of their Board and Committee cash retainers. The deferred units will be distributed in shares of IHS common stock after the director's service terminates.

(2) On each December 1, the first day of the Company's fiscal year, nonemployee directors each receive an annual award of Restricted Stock Units with a market value of $150,000. These units vest one year from the date of grant. The valuation of the stock awards reported in this table is the grant date fair value computed in accordance with FASB ASC Topic 718 for awards granted in fiscal year 2012. Any estimated forfeitures are excluded from values reported in this table. The aggregate number of stock awards held by each director on November 30, 2012, the last day of fiscal year 2012, is as follows:

Name	Deferred Stock Units Received in Lieu of Cash Retainers(a)	Deferred and Unvested Stock Awards(b)	Total Stock Awards Outstanding at Fiscal Year-End
C. Michael Armstrong	—	18,238	18,238
Ruann F. Ernst	—	17,149	17,149
Christoph v. Grolman	1,019	3,761	4,780
Brian H. Hall	5,045	13,223	18,268
Roger Holtback	8,618	18,238	26,856
Balakrishnan S. Iyer	—	18,238	18,238
Michael Klein	—	10,695	10,695
Jean-Paul Montupet	—	1,793	1,793
Richard W. Roedel(c)	8,939	18,238	27,177

(a) This column represents deferred stock units that the Director has acquired during his term in lieu of receiving Board and/or Committee retainers in cash.

(b) This column represents the sum of (i) unvested restricted stock units, and (ii) vested restricted stock units that have a deferred payment date. These restricted stock units were granted under the terms of our Directors Stock Plan. The grants have a one year vesting schedule, and receipt of shares may be deferred. Directors may choose to receive the shares at vest, or defer delivery of shares until after the director's service terminates. None of Mr. Montupet's awards listed in this column are vested. For directors other than Mr. Montupet, all but 1,699 units each are vested.

(c) Mr. Roedel has gifted all of his equity grants to his spouse.

(3) Prior to fiscal year 2012, Mr. Armstrong had elected to defer certain retainers in cash. These deferred cash amounts earn interest at a rate of five percent each year and are to be paid after the director's termination of service.

(4) Mr. Klein will resign at the end of his term, effective April 10, 2013.

(5) Under the terms of the Director Stock Plan, upon first appointment to the Board, directors receive an award of RSUs with a market value of $150,000 and a pro-rated annual grant described in footnote (2) above. The amount in this column for Mr. Montupet is the sum of the value of these two grants.

Officers

Set forth below is information concerning our executive officers as of February 14, 2013.

Name	Age	Position
Jerre L. Stead	70	Chairman of the Board and Chief Executive Officer
Scott Key	54	President and Chief Operating Officer
Daniel Yergin	66	Vice Chairman
Richard G. Walker	49	Executive Vice President, Global Finance
Arshad Matin	49	Executive Vice President, Global Products and Services
Stephen Green	60	Executive Vice President, Legal and Corporate Secretary
Stephanie Buscemi	41	Senior Vice President, Chief Marketing Officer
Jaspal Chahal	47	Senior Vice President and General Counsel
Todd Hyatt	52	Senior Vice President , Chief Financial and IT Officer
Heather Matzke-Hamlin	45	Senior Vice President and Chief Accounting Officer
Jane Okun Bomba	50	Senior Vice President and Chief Sustainability, Investor Relations, and Communications Officer
Jeffrey Sisson	56	Senior Vice President and Chief Human Resources Officer
Brian Sweeney	52	Senior Vice President, Global Sales

Executive officers are appointed by our Board. Information about Mr. Stead is provided under "*Continuing Directors with Terms Expiring at the Annual Meeting in 2014*" in this Proxy Statement. A brief biography for each of our other executive officers follows.

Scott Key has served as President and Chief Operating Officer of IHS since January 2011. He served as Senior Vice President, Global Products and Services, from January through December 2010. Mr. Key joined IHS in 2003 to lead strategy, marketing, and product teams for the IHS energy business and has led transformation and growth across IHS operations in his nine years with the company. He was involved in supporting the IHS IPO, led corporate marketing and strategic planning, and has led acquisition integration efforts, including the largest IHS acquisitions. During his tenure at IHS, Mr. Key has held leadership positions that span each of the Company's information and insight assets in economics, energy, country risk, product design, supply chain and environment.

Previously, he served as President and Chief Operating Officer of IHS Global Insight since September 2008. Based in London in 2007-2008, he served as President and Chief Operating Officer of Jane's and chairman of IHS Fairplay. In addition, Mr. Key led the EMEA/APAC sales organization as IHS integrated sales team on a global basis. Based in Denver 2003-2007, he served as Senior Vice President of Corporate Strategy and Marketing, and led Energy Strategy, Products, Marketing and Software Development. Prior to joining IHS in 2003, he served as a senior executive in energy technology and services, based in Houston. Mr. Key served as deepwater development manager for Vastar Resources from 1998 to 2000 and was employed by Phillips Petroleum in a range of international and US domestic roles of increasing scope from 1987 to 1998.

Mr. Key holds bachelor of science degrees in both physics and mathematics from the University of Washington in Seattle as well as a master's degree in geophysics from the University of Wyoming.

Daniel Yergin was appointed Vice Chairman of IHS in July 2012. Previously he was Executive Vice President and Strategic Advisor for IHS from September 2006 to June 2012. Dr. Yergin also serves as Chairman of IHS CERA, a position he has held since 1983. Dr. Yergin founded CERA in 1982 and the business was acquired by IHS in 2004. He is a Pulitzer Prize winner, a member of the Board of the United States Energy Association, and a member of the National Petroleum Council and serves on the US Secretary of Energy Advisory Board. He chaired the US Department of Energy's Task Force on Strategic Energy Research and Development. He is also a Trustee of the Brookings Institution and a Director of the US-Russian Business Council and the New America Foundation.

Dr. Yergin received his bachelor of arts degree from Yale University and his doctor of philosophy degree from the University of Cambridge, where he was a Marshall Scholar.

Richard G. Walker was named Executive Vice President, Global Finance in January 2013 to lead our global finance organization, corporate development and acquisition integration efforts. Mr. Walker joined IHS in December 2006 and had served as Chief Financial Officer, Senior Vice President & Chief Strategy Officer with prior leadership responsibility in Strategy, Marketing, Corporate Development and Alliances.

Prior to joining IHS, Mr. Walker was Chief Operating Officer at Autobytel Inc., where he had also served as Executive Vice President of Corporate Development and Strategy since January 2003. Previously, Mr. Walker served as Vice President for LoneTree Capital Management from August 2000 to December 2002. Prior to that, he was the Vice President of Corporate Development for MediaOne from April 1997 to July 2000.

Prior to joining MediaOne, Mr. Walker had been with US WEST Communications since 1991, where he was Executive Director of Corporate Development and also held various leadership positions in investor relations, business development, and strategic marketing. Mr. Walker began his career in 1986 as a certified public accountant with Arthur Andersen & Co. in Atlanta, Georgia.

Mr. Walker graduated magna cum laude with a bachelor of science degree in business from the University of Colorado and holds a master's degree in business administration from the University of Denver.

Arshad Matin was named Executive Vice President, Global Products and Services in December 2012. Mr. Matin previously served as Executive Vice President, Information Research and Commercial Management from June 2012 to December 2012, and as Executive Vice President of IHS Information and Insight Operations and Research and Analysis from January 2012 to June 2012. Mr. Matin joined IHS through the acquisition of Seismic Micro-Technology (SMT) in August 2011 where he was President, Chief Executive Officer, and board member since 2007. He served as our Strategic Advisor between August 2011 and January 2012. Before joining SMT, Mr. Matin was general manager of an enterprise security business at Symantec Corporation which he joined in January 2006 through the company's acquisition of BindView Corporation. At BindView, Mr. Matin was president and chief operating officer. Prior to BindView, Mr. Matin was a partner at the Houston office of McKinsey & Company where he served clients in both high tech and energy industries. He started his career as software developer for Oregon-based Mentor Graphics Corporation.

Mr. Matin earned his master's degree in business administration from the Wharton School, a master of science degree in computer engineering from the University of Texas at Austin, and a bachelor of engineering degree in electrical engineering from Regional Engineering College in India.

Stephen Green was named Executive Vice President, Legal and Corporate Secretary in April 2012. Mr. Green previously served as Senior Vice President and General Counsel of IHS from 2003 through March 2012. He was Vice President and General Counsel of IHS from 1996 to 2003 and was appointed Senior Vice President and General Counsel in December 2003. Mr. Green joined the legal department of TBG Holdings N.V. ("TBG") in 1981.

Mr. Green holds a bachelor's degree from Yale University and a juris doctorate from Columbia Law School.

Stephanie Buscemi was named Senior Vice President and Chief Marketing Officer in September 2012. Prior to joining IHS, Ms. Buscemi served as Senior Vice President of Solutions Marketing at SAP from January 2012 to September 2012, responsible for go-to-market strategy for SAP's application and technology portfolios. From 2007 to 2012, Ms. Buscemi served as Group Vice President, Solutions Marketing, managing the go-to-market strategy for SAP's Business Intelligence, Analytics and Performance Management Applications. Prior to joining SAP, Ms. Buscemi spent nearly ten years at Hyperion Solutions, acquired by Oracle, in various marketing leadership positions.

Ms. Buscemi has a bachelor's degree from the University of California, Los Angeles.

Jaspal Chahal was appointed Senior Vice President and General Counsel in April 2012. Ms. Chahal previously served as Vice President and Chief Legal Counsel for IHS from 2008 to 2012. Prior to joining IHS, Ms. Chahal was European General Counsel and Chief Privacy Officer of Acxiom Ltd. from 2003 to 2007.

Ms. Chahal holds master and bachelors of law degrees from London University and qualified as a solicitor in the UK.

Todd Hyatt was named Senior Vice President-Chief Financial and IT Officer in January 2013 to lead our global accounting and financial planning and analysis teams as well as the company's worldwide IT operations. He served as Senior Vice President and Chief Information Officer since October 2011 and Senior Vice President-Vanguard since 2010, leading the company's business transformation efforts. Mr. Hyatt previously served as Senior Vice President-Financial Planning & Analysis from 2007-2010. He also served as chief financial officer leading the Finance organization for the company's engineering segment from 2005-2007.

Prior to joining IHS, Mr. Hyatt served as Vice President for Lone Tree Capital Management, a private equity firm. During his career, he also has worked for U S WEST / MediaOne where he was an Executive Director in the Multimedia Ventures organization and for AT&T. He started his career in public accounting, working at Arthur Young and Arthur Andersen.

Mr. Hyatt has a bachelor's degree in accounting from the University of Wyoming and a master's degree in management from Purdue University.

Heather Matzke-Hamlin has served as Senior Vice President and Chief Accounting Officer since February 2005. Prior to joining IHS, Ms. Matzke-Hamlin was Director of Internal Audit at Storage Technology Corporation from February 1999 to February 2005. Prior to joining StorageTek, she spent over nine years with PricewaterhouseCoopers (formerly Price Waterhouse) in audit services.

Ms. Matzke-Hamlin holds a bachelor's degree in accounting from Indiana University and is a Certified Public Accountant in the state of Colorado.

Jane Okun Bomba was named Senior Vice President and Chief Sustainability, Investor Relations, and Communications Officer in March 2011. Ms. Okun Bomba previously served as Senior Vice President, Investor Relations and Chief Customer Process Officer from August 2007 through March 2011 and as Senior Vice President, Investor Relations and Corporate Communications from November 2004 through August 2007. From 2002 to 2004, Ms. Okun Bomba was a partner with Genesis, Inc., a strategic marketing firm also specializing in investor relations. Prior to that, she was Vice President, Investor Relations and Corporate Communications of Velocom, Inc., from 2000 to 2001, and Executive Director, Investor Relations of Media One Group from 1998 to 2000. Prior to joining Media One, Ms. Okun Bomba headed Investor Relations at Northwest Airlines, where she also held multiple corporate finance positions.

Ms. Okun Bomba holds a bachelor's degree and a master's degree in business administration from the University of Michigan.

Jeffrey Sisson was appointed Senior Vice President and Chief Human Resources Officer in January 2008. Previously, beginning in January 2005, he was Senior Vice President of Global Human Resources of IHS. From September 2002 to January 2005, Mr. Sisson was a Principal in Executive Partners, a private human resources consulting firm. From July 2001 to August 2002, Mr. Sisson was Senior Vice President, Human Resources for EaglePicher, Inc. From March 2000 to July 2001, he was Senior Director, Human Resources for Snap-on Incorporated. From February 1998 to February 2000, he was Director, Human Resources for Whirlpool Corporation.

Mr. Sisson holds a bachelor's degree and a master's degree from Michigan State University.

Brian Sweeney was named Senior Vice President-Global Sales in October 2011, with full responsibility for IHS global sales strategy, operations, and execution for all product and services, managing field sales, inside sales, and channel sales across the full breadth of IHS customer relationships.

Prior to joining IHS, Mr. Sweeney served as Vice President-America Software & Solutions for Hewlett-Packard since 2009. From 2005 to 2009, he served as Senior Vice President-US Commercial Federal & Legal Markets for LexisNexis and from 2003 to 2005, he served as Group Vice President, North American Strategic Accounts for Oracle. Mr. Sweeney has also held sales leadership positions with Siebel Systems and IBM.

Mr. Sweeney holds a bachelor's degree in marketing from Eastern Illinois University.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of February 14, 2013, as to shares of our Class A common stock beneficially owned by: (i) each person who is known by us to own beneficially more than five percent of our common stock, (ii) each of our executive officers listed in the Summary Compensation Table under "Executive Compensation" in this Proxy Statement, (iii) each of our directors, and (iv) all our directors and executive officers as a group.

The percentage of common stock beneficially owned is based on 65,762,712 shares of Class A common stock outstanding as of the Record Date, February 14, 2013. There are no shares of Class B common stock outstanding. In accordance with SEC rules, "beneficial ownership" includes voting or investment power with respect to securities. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table each have sole voting and investment power with respect to all shares of common stock beneficially owned by them. No shares of common stock held by our directors or officers have been pledged.

Name and Address of Beneficial Owner(1)	Number of Common Shares Beneficially Owned(2)	% of Class and Total Voting Power
Jerre L. Stead(3)	432,589	*
Scott Key	53,222	*
Daniel Yergin(4)	24,298	*
Richard G. Walker	30,328	*
Arshad Matin	2,859	*
C. Michael Armstrong	41,888	*
Ruann F. Ernst	17,149	*
Christoph v. Grolman	5,752	*
Brian H. Hall	19,673	*
Roger Holtback	37,563	*
Balakrishnan S. Iyer(5)	30,738	*
Michael Klein(6)	10,695	*
Jean-Paul Montupet	1,000	*
Richard W. Roedel(7)	51,210	*
All current directors and executive officers as a group (22 persons)	907,519	
T. Rowe Price Associates(8)	9,708,375	14.8%
Artisan Investment Corporation(9)	4,786,537	7.2%
Conscientia Investments Limited(10)	4,708,859	7.2%
Wellington Management Company, LLP(11)	3,570,001	5.4%

* Represents less than 1 percent.

(1) Unless otherwise stated below, the address of each beneficial owner listed on the table is "c/o IHS Inc., 15 Inverness Way East, Englewood, Colorado 80112."

(2) The number of shares reported as owned in this column includes options exercisable within 60 days and deferred stock units, as described in the table below. The number of shares reported as owned in this column excludes unvested restricted stock units that are reported for the executive officers on the Securities and Exchange Commission Form 4, Table 1—Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned. The number of shares reported as owned also excludes performance-based restricted stock units held by our executive officers that may be payable in common stock depending upon the achievement of certain performance goals. Details of these holdings as of February 14, 2013, are described in the following table.

	Included in Security Ownership Table Above		Excluded in Security Ownership Table Above	
Name	Options Exercisable Within 60 Days	Deferred Stock Units	Unvested Restricted Stock Units With Time Based Vesting	Unvested Restricted Stock Units With Performance Based Vesting(a)
Jerre L. Stead	—		4,150	65,000
Scott Key	—		37,251	100,000
Daniel Yergin	—		138,000	60,000
Richard Walker	—		3,800	40,400
Arshad Matin	—		—	43,500
C. Michael Armstrong	—	18,238	1,621	—
Ruann F. Ernst	—	15,450	1,621	—
Christoph v. Grolman	—	5,752	1,621	—
Brian H. Hall	—	19,673	1,621	—
Roger Holtback	—	25,157	1,621	—
Balakrishnan S. Iyer	—	16,539	1,621	—
Michael Klein	—	8,996	1,621	—
Jean-Paul Montupet	—	—	3,414	—
Richard W. Roedel	—	28,609	1,621	—
All current directors and executive officers as a group (22 persons)	5,000	138,414	237,385	441,525

(a) Performance-based restricted stock units are reported at target performance level.

(3) Mr. Stead's reported ownership includes 258,889 shares held by JMJS II LLP, a family trust.

(4) Mr. Yergin's reported ownership includes 12,000 shares held in an irrevocable family trust.

(5) Mr. Iyer's reported ownership includes 12,500 shares held in irrevocable trusts for his children.

(6) Mr. Klein will resign at the end of his term, effective April 10, 2013.

(7) Mr. Roedel's wife is the holder of all of his reported ownership. Mr. Roedel disclaims beneficial ownership of these shares.

(8) This information was obtained from the Schedule 13G filed with the SEC by T. Rowe Price Associates, Inc. ("Price Associates") on February 11, 2013. These securities are owned by various individual and institutional investors, for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202. Price Associates has sole voting power over 2,740,459 shares and sole dispositive power over 9,708,375 shares.

(9) This information was obtained from the Schedule 13G/A filed with the SEC by Artisan Partners Holdings LP ("Artisan Partners") on February 6, 2013. These securities have been acquired on behalf of discretionary clients of Artisan Partners, 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202. Persons other than Artisan Partners are entitled to receive all dividends from, and proceeds from the sale of, those shares. None of those persons, to the knowledge of Artisan Partners, has an economic interest in more than five percent of the class. Artisan Partners has shared voting power over 4,578,354 shares and shared dispositive power over 4,786,537 shares.

(10) This information was obtained from the Schedule 13G/A filed with the SEC by Conscientia Investment Limited, a Malta company ("Conscientia") on June 25, 2012. The sole owner of Conscientia is TBG Limited, a Malta company ("TBG"). TBG is owned by Favorita Holding Limited (except for one non-voting and non-participating share which is owned Kaszony Limited, a Malta company, in its capacity as the sole trustee of the TB Continuity II Trust), which is owned by TB Continuity Trust II, a Cayman Islands trust (except for one non-voting and non-participating share which is owned by Kaszony Limited in its capacity as the sole trustee of the TB Continuity Trust II Trust), of which Georg Heinrich Thyssen-Bornemisza is the sole primary beneficiary. The address of Conscientia is Level 8, Bay Street Complex, St. George's Bay, St. Julian's STJ 3311, Malta.

(11) This information was obtained from the Schedule 13G filed with the SEC by Wellington Management Company, LLP ("Wellington Management") on February 14, 2013. These securities are owned of record by clients of Wellington Management, 280 Congress Street, Boston, MA 02210. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of the class. Wellington Management has shared voting power over 2,499,200 shares and shared dispositive power over 3,570,001 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership on Forms 3, 4, and 5 with the SEC. Officers, directors, and greater than 10 percent stockholders are required to furnish us with copies of all Forms 3, 4, and 5 that they file.

Based solely on our review of the copies of such forms we have received and written representations from certain reporting persons that they filed all required reports, we believe that, during the last fiscal year, all filings required under Section 16(a) applicable to the Company's officers, directors, and 10 percent stockholders were timely.

Report of the Audit Committee

The following report of the Audit Committee does not constitute "soliciting material" and shall not be deemed filed or incorporated by reference into any other filing by IHS under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving the Company's accounting, auditing, financial reporting, internal control, and legal compliance functions by approving the services performed by the Company's independent registered public accountants and reviewing their reports regarding the Company's accounting practices and systems of internal accounting controls as set forth in a written charter adopted by the Board. The Company's management is responsible for preparing the Company's financial statements. The independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by the Company's management and the independent registered public accountants.

To fulfill that responsibility, the Audit Committee has regularly met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that the Company's consolidated financial statements for fiscal year 2012 were prepared in accordance with generally accepted accounting principles and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

The Audit Committee has discussed with the independent registered public accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended (AICPA, Professional Standards, Vol.1, AU Section 380) as adopted by the Public Company Accounting Oversight Board Rule 3200T.

As part of that review, the Committee received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company and its management, including any matters in those written disclosures. Additionally, the Audit Committee considered whether the provision of non-audit services was compatible with maintaining such accountants' independence.

The Audit Committee has discussed with internal accountants and independent registered public accountants, with and without management present, its evaluations of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions with management and the independent registered public accountants referred to above, the Audit Committee approved and recommended to the Board the inclusion of the audited financial statements for fiscal year 2012 in the IHS Annual Report on Form 10-K for filing with the SEC.

Respectfully submitted on February 22, 2013, by the members of the Audit Committee of the Board:

Mr. Balakrishnan S. Iyer, *Chairman*
Mr. Roger Holtback
Mr. Richard W. Roedel

Report of the Human Resources Committee

The following report of the Human Resources Committee does not constitute "soliciting material" and shall not be deemed filed or incorporated by reference into any other filing by IHS under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Human Resources Committee of the Board has reviewed and discussed with Company management the Compensation Discussion and Analysis section of this Proxy Statement, as required by Item 402(b) of SEC Regulation S-K. Based on such review and discussion, the Human Resources Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted on February 22, 2013, by the members of the Human Resources Committee of the Board:

Mr. Brian H. Hall, *Chairman*
Mr. C. Michael Armstrong
Dr. Ruann F. Ernst
Mr. Michael Klein*

* Mr. Klein will resign at the end of his current term, effective April 10, 2013.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis will focus on the following:

- The objectives of our executive compensation program, including the performance it is designed to motivate and reward;
- The elements of our executive compensation program and their purposes; and
- How we make compensation decisions and determine the amount of each element of compensation, in general and in fiscal year 2012.

Executive Summary

During 2012, we continued to build IHS into a world-renowned company providing information and insight in the most important, collective areas that shape today's business landscape. While navigating through the continued global economic uncertainty, the fundamentals of our organization have remained consistent: a focus on delighting the customer in everything we do and creating value and opportunity for our stockholders and colleagues. In 2012, our compensation and incentive structure continued to focus on our key business objectives and has been instrumental in driving performance. We reward colleagues for performance, for demonstrating our values, and for sharing mutual accountability for the long-term success of IHS. We believe this structure works because we have had significant company growth, as evidenced by the financial metrics described in the table below.

KEY FINANCIAL RESULTS

	1 Year Compound Annual Growth Rate	3 Year Compound Annual Growth Rate	5 Year Compound Annual Growth Rate
Revenue	15.4%	17.1%	17.7%
Corporate Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) Margin(1)	21.1%	21.0%	24.2%
Share Price at Calendar Year End (December 31, 2012, 2009 and 2007 respectively)	$96.00	$54.81	$60.56

(1) Adjusted EBITDA is a non-GAAP financial measures used to supplement our financial statements, which are based on U.S. generally accepted accounting principles (GAAP). Definitions of non-GAAP measures as well as reconciliations of comparable GAAP measures to non-GAAP measures are provided with the schedules to each of our quarterly earnings releases. The most recent non-GAAP reconciliations were furnished as an exhibit to a Form 8-K dated January 8, 2013, and are available at our website (www.ihs.com).

Despite delivering strong results on a year-over-year basis, we did fall below our external guidance in 2012. We ranked at the 33rd percentile of our peers for our one-year shareholder return and at the 68th percentile of our peers for our five-year shareholder return, as described in the table below. Because our compensation program is largely driven by performance, as we will describe in this report, our Named Executive Officers ("NEOs") benefit most when we meet key business objectives and shareholder value increases.

	Annualized Total Stockholder Return*		
Company	1-Year	3-Year	5-Year
CORPORATE EXECUTIVE BOARD CO	26.5%	29.6%	(1.8)%
DUN & BRADSTREET CORP	7.2%	(0.4)%	(0.6)%
EQUIFAX INC	41.9%	22.3%	9.4%
FACTSET RESEARCH SYSTEMS INC	2.2%	11.5%	11.0%
GARTNER INC	32.4%	36.6%	21.3%
MCGRAW-HILL COMPANIES INC	29.8%	22.5%	8.3%
MOODYS CORP	51.8%	25.4%	8.8%
MSCI INC	(5.9)%	(0.9)%	(4.2)%
NIELSEN HOLDINGS N.V.(1)*	3.0%	—	—
SOLERA HOLDINGS, INC	21.2%	15.0%	17.3%
THOMSON REUTERS CORP	14.0%	0.4%	(3.0)%
VERISK ANALYTICS INC	27.0%	19.0%	—
IHS INC	11.4%	20.5%	9.7%
25th Percentile	**6.2%**	**5.9%**	**(1.5)%**
Median	**23.8%**	**19.0%**	**8.6%**
75th Percentile	**30.5%**	**24.0%**	**10.6%**
IHS Percentile Rank	**33%**	**55%**	**68%**
S&P 500 COMP-LTD	16.0%	10.9%	1.7%
DOW JONES INDUSTRIALS-30 STK	9.4%	10.6%	2.5%
NASDAQ INDEX COMPOSITE	15.9%	10.0%	2.6%

* As of December 31, 2012

In 2012, 96 percent of our stockholders who voted at the meeting approved our advisory vote on executive compensation. Based on this level of stockholder support, we believe that our compensation and incentive structure aligns executive performance with stockholder value.

Our compensation philosophy is critical to the creation of a performance-based culture; it rewards colleagues for our collective performance and for demonstrating our values. This compensation philosophy has been a significant contributor to our success not only in 2012, but in all the years we have been a public company. We have also built a strong alignment with stockholders through our equity program—a critical element of our performance-based culture.

The average pay mix for the Chairman/CEO and other executive officers is shown below and reflects our alignment with stockholders.


2012 CEO Pay Elements
Base Pay 11%
Bonus 15%
Stock Awards 74%
CEO Pay Directly Tied to Shareholder Value: 74%
CEO Pay at Risk: 89%
2012 Average NEO Pay Elements
Base Pay 14%
Bonus 11%
Stock Awards 75%
NEO Pay Directly Tied to Shareholder Value: 75%
NEO Pay at Risk: 86%

Our compensation programs drive the behaviors necessary to meet or exceed our corporate objectives. Such success ultimately rewards all IHS stakeholders: customers, colleagues, and you, our valued stockholders.

The structure of our executive compensation programs is no different in terms of supporting our Company's overall objectives. Well-structured executive compensation arrangements require balance. This is because well-designed compensation programs must reflect many important business variables and time frames. Some of the most important variables that must be managed include:

- Alignment with Company strategy and performance across time (*i.e.*, short-, intermediate-, *and* long-term performance);
- Design that properly encourages the necessary balance between short-term results and greater long-term value;
- Attraction, retention, and development of key executive talent;
- Competitiveness with prevailing practices in both level and mix of pay;
- Program design and overall mix of compensation consistent with *both* managerial effectiveness and sound governance;
- Equitable and sensible progression of opportunities across senior positions, including consideration of succession planning;
- Consistent program design that can be reasonably applied to a broader cross-section of positions other than just NEOs; and
- Sensible, sustainable, and proportionate sharing of Company success between stockholders and employees.

Balancing these multi-faceted objectives is what the compensation programs at IHS are intended to do. We believe the programs and related pay opportunities allow us to achieve these objectives in a prudent and effective way. The executive compensation structure at IHS is straightforward, competitive in the marketplace, has a strong emphasis on performance (more than many), and is one that stockholders can strongly support.



Total Compensation
Base Salary
Annual Bonus
Long Term Incentives
Retirement, Health, and Welfare Benefits
Adjusted EBITDA
Adjusted EPS
Customer Delight
Performance Restricted Stock Units
Revenue Growth
EBITDA Growth

We have implemented this structure in a way that supports and properly balances the items outlined above, as described in greater detail below.

Objectives of the Executive Compensation Program

The objectives of our executive compensation program are to:

- Align executive compensation with key stakeholder interests;
- Attract, retain, motivate, and develop highly qualified executive talent; and
- Provide appropriate rewards for the achievement of business objectives and growth in stockholder value.

Design of the Total Compensation Program

Our executive compensation program consists of several elements. The following table outlines details of each element.

Component	Purpose	Philosophy Statement
Base Salary	Pay for expertise and experience	Generally, targeted at the 50th percentile of peer companies
	Attract and retain qualified executives	Actual salaries also based on individual experience, expertise, and performance
Short-Term Incentives	Pay for demonstration of our core competencies	Opportunity generally targeted at the 50th percentile
	Motivate superior operational and financial performance	Provide for increased opportunity when performance exceeds goals
	Provide annual recognition of performance Align performance and rewards with competitive opportunities	Measures intended to foster customer delight, sustainable year-over-year growth, and value creation
Long-Term Incentives (LTI)	Align executives with stockholders Provide incentives to drive long-term value creation Ensure long-term retention Align with competitive practices	Appropriate target opportunities based on a review of multiple reference points: - Market data (50th – 75th percentiles) - Individual and Company performance
		Predominant focus on LTI vehicles that reward results based on long-term financial drivers of stockholder value
		Intended to maintain a meaningful and yet forfeitable ownership stake denominated in our stock
Executive Retirement Benefits	Contribute to a competitive total rewards package	Programs are consistent with those of employees generally, plus restoration for retirement benefits capped by limits imposed by the Internal Revenue Code on compensation that qualifies as retirement-eligible

Component	Purpose	Philosophy Statement
Employment Agreements	Attract and retain critical talent, particularly for those roles with a high demand for their expertise and services	Benefit levels set conservatively compared to peer group practices
	Institute a measure of appropriate protection by requiring non-compete and non-solicitation provisions as a condition of employment.	Protect executives in the case of job loss (except for any termination for cause) For change-in-control protection, help ensure that executives consider all appropriate transactions to increase stockholder value

Overview of Executive Compensation Decisions During Fiscal Year 2012

The Human Resources Committee of the Board (the "Committee") considered a variety of factors in making compensation decisions in fiscal year 2012:

- Experience, responsibilities, and individual and overall Company performance;
- Internal equity among senior executives;
- Role an executive plays in our succession planning efforts;
- Competitive market data and trends;
- Alignment with three key stakeholders: stockholders, customers, and colleagues; and
- Results from the previous stockholder advisory vote.

These factors are particularly important in designing compensation arrangements to attract and motivate executives in the markets in which IHS competes.

The Committee also takes into account the necessary balance between appropriately motivating our executives and ensuring that the compensation program does not encourage excessive risk-taking. We believe the balance between short- and long-term incentives supports our stockholders' desire that we deliver results while ensuring financial soundness of our Company over the long term. For fiscal year 2012, the Committee concluded that the compensation program did not encourage excessive risk in achieving performance, including the application of both our annual and long-term incentive plans. Specifically, we continued to rely on our long-term performance measures, stock ownership guidelines, and robust internal controls over financial reporting to ensure that performance-based awards are earned on the basis of accurate financial data. Based on this analysis, the Committee concluded that our compensation programs, both executive and broad-based, provide multiple effective safeguards to protect against unnecessary risk-taking, effectively balancing risk and reward in the best interest of our stockholders.

The Committee engages Meridian Compensation Partners, LLC, as its outside consultant for counsel on executive compensation matters. Meridian only engages in executive compensation and related governance matters and therefore does not perform other unrelated services.

The Committee periodically reviews benchmarking data provided by its outside consultant. The advisor provides market references for base salary, short-term incentives, and long-term incentives. Given the volatility in the market, the Committee also reviews overall trend data as it relates to long-term incentives. Our peer group includes companies with similar business operations to IHS and that are generally considered comparable companies with respect to business results. Our peer group for compensation benchmarking consists of the following companies:

IHS Peer Group for Compensation Benchmarking

Corporate Executive Board Company	Gartner, Inc.	Nielsen Holdings N.V.
Dun & Bradstreet Corporation	McGraw-Hill Companies	Solera Holdings Inc.
Equifax Inc.	Moody's Corporation	Thomson Reuters Corporation
FactSet Research Systems, Inc.	MSCI, Inc.	Verisk Analytics

The Committee also considers the recommendations of our Chief Executive Officer ("CEO") for each of the NEOs excluding the CEO for base salary adjustments, target short-term incentive levels, and long-term incentive grants. In preparing recommendations and in presenting those recommendations to the Committee, the CEO will work as necessary in conjunction with the Chief Human Resources Officer to understand the relevant market comparisons, internal equity, succession planning, and other relevant individual executive considerations. In general, the CEO's pay recommendations for 2012 considered the following:

- Performance versus stated individual and Company business objectives;
- The critical nature of each executive officer to the Company's future success; and
- Market data and the need to retain critical leadership talent.

During fiscal year 2012, the Committee also reviewed tally sheets to ensure that it had a complete understanding of the value of all compensation being delivered currently, as well as potential value in the future. The tally sheets include, among other things, a summary of salary, bonus targets, the value of unvested equity awards, and the value of vested stock awards currently held. In addition, the Committee reviews at each meeting a summary of the equity position for each executive for those awards that have vested and those that will vest in the future. These analyses were used to help the Committee ensure that:

- The executive team has a significant forfeitable equity stake; and
- The amount earned by executives is appropriate at various performance levels.

The Committee believes that the compensation program design is appropriate based on internal and external benchmarks. Most importantly, the Committee believes that the compensation program appropriately rewards stockholder value creation.

Elements of Compensation

Base Salary

For the CEO's compensation, the Committee discussed his compensation in executive session without the CEO present. Beginning in 2010, Mr. Stead chose to cease any further accruals in the Company's Supplemental Income Plan, and as a result he began receiving payments under this plan which equals $214,570 annually. Due to these payments, Mr. Stead chose in 2010 to reduce his salary by an equal amount, so that his annual salary at the end of 2010 was $535,430. In 2011, the Committee approved a 15 percent salary increase from $535,000 to $615,430. Had Mr. Stead not chosen to reduce his salary by the Supplemental Income Plan payments, his salary would have been $830,000 instead of $615,430. In 2012, the Committee did not approve any increases to Mr. Stead's salary.

During 2012, the Committee approved salary increases for two of our NEOs, Mr. Key and Mr. Matin.

- In March 2012, Mr. Key's salary was increased from $550,000 to $600,000, and in October 2012, his salary was increased from $600,000 to $675,000. These increases reflect Mr. Key's continually expanding role as President and Chief Operating Officer and the significant contribution he is making to the Company's success.
- In January 2012, Mr. Matin's salary was increased from $285,000 to $450,000. This salary increase was approved in connection with his appointment as an executive vice president of the Company leading multiple business groups, to ensure retention, and to properly align compensation among our executive officers. Mr. Matin was previously CEO of Seismic Micro-Technology (SMT), a market leader for geoscience software. IHS acquired SMT in August 2011.

Short-Term Incentives

Our short-term incentive program is intended to motivate superior operational and financial performance, provide annual recognition of performance, and align performance with the business strategy and objectives. Target incentive opportunities are intended to be competitive with market practice. However, to emphasize pay for performance, payouts are a function of performance and not a result of market benchmarking of the payouts of the peer group.

For 2012, each of our NEOs had an opportunity to earn an annual cash bonus. The metrics for each of the NEOs, except for Mr. Matin, were as listed below. Mr. Matin's metrics were the same, except that he had a goal tied to global revenue rather than Adjusted EPS.

- Corporate adjusted earnings per share (Adjusted EPS*)
- Corporate adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA*) margin;
- Customer Delight
- An individual modifier determined by the Committee

---

* Adjusted EPS and Adjusted EBITDA are non-GAAP financial measures used to supplement our financial statements, which are based on U.S. generally accepted accounting principles (GAAP). See "*Executive Summary*" above.

In 2012, the NEOs had the following target annual cash bonus opportunities as a percentage of base salary. The target opportunities for each level are generally based on the 50th percentile market data from our benchmarking analysis, as well as considerations for internal equity. Targets for the NEOs were as follows:

Named Executive Officer	2012 Short-Term Incentive Target as a Percentage of Salary
Stead	100%(1)
Key	85%
Yergin	100%
Walker	75%
Matin	72%(2)

(1) Mr. Stead's short-term incentive percentage is tied to a value of $830,000 which would be his annual salary were it not being reduced due to his annual pension payments of $214,570. This reduction in salary was at Mr. Stead's election and it was agreed with the Committee that his target bonus opportunity would not be reduced as a result.

(2) The Bonus Target for Mr. Matin was adjusted during 2012 due to his promotion. His short-term incentive percentages reflect the pro-rated target bonus for the fiscal year.

Prior to the time that the Committee determined and approved the bonus payouts, each of our NEOs notified the Committee that they would decline their entire 2012 annual cash bonus to provide additional funding for annual cash bonuses to other participants in the bonus plan.

Long-Term Incentives

Our long-term incentive awards are intended to align executives with stockholders, drive long-term value in the organization, provide for significant long-term retention, and match competitive compensation practices. In 2012, the NEOs received both Performance-Based Restricted Stock Units (PSUs) and Time-Based Restricted Stock Units (RSUs). Awards were generally granted in February 2012 under our Amended and Restated 2004 Long-Term Incentive Plan (the "Plan") after approval in the January 2012 Committee meeting. Mr. Stead had elected not to receive PSUs in February 2012; however, in the second half of the year, the Committee approved an award of PSUs based upon Mr. Stead's performance contributions and expected continued leadership role. Also, in addition to awards granted in February 2012, Mr. Key received PSUs in October 2012 related to his continually expanding role as President and Chief Operating Officer, and Mr. Matin received PSUs in January 2012 related to his promotion to executive officer.

On February 1, 2012, taking into account the fact that the NEOs had forgone their bonuses for the prior year, the Committee approved grants of time-based RSUs that vest over two years for each of the NEOs who had forfeited the bonus.

Grants of Performance-Based Restricted Stock Units

PSUs strongly align executives both to our financial performance and our stock price. PSUs granted in fiscal year 2012 to each of our NEOs will be earned at the end of fiscal year 2014 if specified performance goals are met. The Committee feels that these goals are key drivers of long-term stockholder value. The awards are denominated and paid in shares of IHS stock so that executives are directly aligned with stockholders during the performance period.

PSUs Granted to Named Executive Officers for 2014 Performance

Metric	Weighting	Payout Level	Percentage of Target Shares Earned(2)
		Threshold	50%
2014 Corporate Revenue	50%	Target	100%
		Maximum	175%
		Threshold	50%
2014 Corporate Adjusted EBITDA(1)	50%	Target	100%
		Maximum	175%

(1) Adjusted EBITDA is a non-GAAP measure. See "*Executive Summary*" above.

(2) If threshold levels are not met, zero percent of target is earned for that measure.

In addition to the PSUs related to 2014 performance, Mr. Matin also received PSUs related to 2013 Company performance. These PSUs were granted pursuant to Mr. Matin's employment agreement related to his service as an executive vice president, and were granted to bring Mr. Matin's total equity in line with that of executive officers with his level of responsibility. The weighting and payout level for these PSUs is the same as the PSUs related to 2014 Performance described in the table above.

The Committee sets what it believes to be stretch performance goals for revenue and adjusted EBITDA. For the PSUs granted in 2012, to achieve 100 percent of target payout, the Company must grow at a rate in excess of historical industry trends which will be reflective of double-digit growth.

Named Executive Officer	PSUs Granted in 2012 at Target Company Performance
Stead	40,000
Key	40,000
Yergin	20,000
Walker	15,000
Matin(1)	39,000

(1) As described above, 21,000 of the PSUs granted to Mr. Matin will vest based upon 2013 company performance and 18,000 of the PSUs granted to Mr. Matin will vest based upon 2014 company performance.

A market range of shares between the 50th and 75th percentile was utilized for the NEOs. Within this market range, each individual was granted a differentiated award based on the Committee's evaluation of performance, potential, and an analysis of outstanding unvested equity. Pursuant to the terms of his employment agreement, Dr. Yergin is eligible to receive annual grants of 20,000 PSUs. Pursuant to the terms of his employment agreement, Mr. Matin was eligible to receive an annual grant of 18,000 PSUs for the three year performance period ending November 30, 2014.

Stock Ownership Guidelines

The Committee believes that senior management should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of management with our stockholders, the Committee has share retention and ownership guidelines for executive officers. Beginning December 1, 2011, executive officers are required to hold equity equal to a multiple of their salary.

Officer	Multiple of Salary Required to Hold in Equity
Stead	5
Key	4
Yergin	4
Walker	3
Matin	3
Other Executive Officers	3

An executive officer has three years from the later of December 1, 2011, or the date of the appointment as an executive officer to become compliant with the holding requirements. As of the Record Date, each of our NEOs except for Mr. Matin (who was not appointed an executive officer until January 2012), was in compliance with the holding requirement.

Retirement Benefits and Perquisites

We maintain qualified defined benefit and defined contribution plans with an employer match available to all employees, including the NEOs.

The Company has an unfunded nonqualified defined benefit plan that restores benefits that are not able to be provided under the qualified defined benefit plan due to limits imposed by the Internal Revenue Code. The NEOs are eligible to participate in this plan. We do not provide any other type of nonqualified retirement plan for our NEOs.

We also provide our NEOs with life and medical insurance, pension, and other benefits generally available to all employees. Overall, the Committee believes that the Company provides only *de minimis* perquisites to our executive officers. None of our NEOs received perquisites above the reporting threshold during fiscal 2012.

Employment Contracts, Termination of Employment Arrangements, and Change in Control Arrangements

We have entered into employment agreements with each of our NEOs, except for the CEO who does not have an employment agreement. These employment agreements set forth the terms of employment for these NEOs. They establish what is expected of the NEO, compensation elements for which they are eligible, and benefits due to them, if any, upon termination of employment. The particular events chosen to trigger benefits upon employment termination are based on common practices within our peer group for executive severance protections.

Severance protection particularly related to potential change in control serves the interest of stockholders. Specifically, providing severance and other protections related to a change in control enables the following:

- Neutrality with respect to a potential change in control that allows an executive to focus on stockholder interest and not future employment;

- Retention of executives involved in the negotiation, consummation, and/or implementation of a change in control;
- Attracting executives from other industries and geographical regions;
- Competitive employment arrangements; and
- Bridge to future employment opportunities.

In the event of any change in control scenario, a double trigger (ownership change and subsequent termination of employment) is required before any benefits under the arrangement are due to the NEO, other than the acceleration of vesting of stock awards. The termination benefits are intended to be less generous than competitive compensation practices, but are meaningful and designed to protect stockholder value.

Impact of Accounting and Tax Treatment

The Committee considers the anticipated accounting and tax treatment to IHS and to the executive officers in its decision-making process. From an accounting perspective, the Committee wishes to ensure that there are no significant negative accounting implications due to the design of the compensation program.

The short-term and long-term incentive plans are generally designed to meet the requirements of Section 162(m) of the Internal Revenue Code. However, the Committee may in the future take actions that it determines are necessary or appropriate to further the best interests of stockholders or to achieve our compensation objectives, but that could cause us to lose all or part of the deduction under Section 162(m) of the Internal Revenue Code.

Our compensation program is also designed with Section 409A of the Internal Revenue Code in mind, so as to avoid additional taxes for our executive officers.

Executive Compensation Tables

2012 Summary Compensation Table

The following summary compensation table sets forth information concerning aggregate compensation earned by or paid to (i) our Chief Executive Officer, (ii) our Principal Financial Officer; and (iii) our three other most highly compensated executive officers who served in such capacities as of November 30, 2012. As noted above, we refer to these individuals as our "named executive officers" ("NEOs").

2012 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Jerre L. Stead(5)	2012	617,796	4,181,038	—	298,778	1,109	5,098,721
Chairman and Chief	2011	602,154	4,084,000	—	4,292	1,080	4,691,526
Executive Officer	2010	551,934	2,894,250	871,500	93,715	984	4,412,383
Scott Key	2012	599,615	4,018,270	—	75,390	12,323	4,705,598
President and Chief	2011	527,061	5,319,050	—	43,538	11,989	5,901,638
Operating Officer	2010	445,865	2,107,230	385,000	42,138	11,828	2,992,061
Daniel Yergin	2012	602,308	2,336,360	—	66,086	12,330	3,017,084
Vice Chairman	2011	600,000	1,800,540	—	87,770	12,105	2,500,415
	2010	553,231	11,417,368	630,000	89,552	17,300	12,707,451
Richard G. Walker(6)	2012	426,635	1,581,536	—	50,127	12,016	2,070,314
Executive Vice President and Chief Financial Officer	2011	382,321	1,546,200	—	23,466	11,725	1,963,712
Arshad Matin(6) .... Executive Vice President, Global Products and Services	2012	437,769	3,423,480	—	—	12,035	3,873,284

(1) Reflects the grant-date fair value of RSUs and PSUs assuming target performance level. The value of these awards is calculated in accordance with FASB ASC Topic 718. Any estimated forfeitures are excluded from values reported in this table. For a discussion of the assumptions made in valuing these awards and a description of how we factor forfeitures into our overall equity compensation expense, refer to the *"Stock-based Compensation"* footnote to our financial statements contained in our annual reports on Form 10-K for the fiscal years ended November 30, 2010, 2011, and 2012, respectively.

The value of PSUs in the table above is based on the shares that would be received should the target performance be met. In addition, the PSUs have a maximum payout of 175 percent of target provided a stretch performance goal is met. A comparison of the value of the company-based PSUs at target and maximum performance level is described in the table below.

Value of PSUs Granted During Fiscal Year 2012

Name	Grant Date Value of PSUs at Target Performance Level ($)	Grant Date Value of PSUs at Maximum Performance Level ($)
Stead	3,435,200	6,011,600
Key	3,613,900	6,324,325
Yergin	1,797,200	3,145,100
Walker	1,347,900	2,358,825
Matin	3,423,480	5,991,090

(2) Represents performance-based cash payments that were paid in February following the fiscal year for which they were earned. For 2011, prior to the time the bonus amounts would have been determined and approved, each of the NEOs except for Mr. Matin, who was not an NEO at the time, agreed to forgo their annual cash bonuses to provide additional funding for annual cash bonuses to other participants in the bonus plan. In the first quarter of 2012, each of the NEOs who had declined their 2011 bonus received time-based RSUs which are included in the Stock Awards column above for 2012 and described in the table *"2012 Grants of Plan-Based Awards"* below. For 2012, each of our NEOs

declined their annual cash bonuses to provide additional funding for annual cash bonuses to other participants in the bonus plan. (See *"Compensation Discussion and Analysis—Elements of Compensation—Short-Term Incentives"* and *"Narrative Disclosure to 2012 Summary Compensation Table and 2012 Grants of Plan-Based Awards Table."*)

(3) Amounts represent the aggregate increase in actuarial value to the NEO of pension benefits accrued during the fiscal year based on the November 30th measurement date used for financial statement reporting purposes. Assumptions used to calculate the change in pension value are discussed in Note 13, *"Pensions and Postretirement Benefits,"* to our financial statements contained in our annual report on Form 10-K.

(4) None of the NEOs had perquisites that had a value in excess of $10,000. The table below provides a breakdown of other annual compensation in 2012 for each of our NEOs.

Name	401(k) Company Matching Contributions ($)	Dollar Value of Life Insurance Premiums ($)	Total ($)
Stead	—	1,109	1,109
Key	11,250	1,073	12,323
Yergin	11,250	1,080	12,330
Walker	11,250	766	12,016
Matin	11,250	785	12,035

(5) In 2010, Mr. Stead elected to cease his non-qualified retirement accruals in the Company's Supplemental Income Plan, and then began to receive payments under this plan. Due to these payments, Mr. Stead chose to reduce his salary by the amount that he was receiving through the retirement plan. Under this retirement plan, Mr. Stead received $189,813 in 2010, $214,570 in 2011, and $215,397 in 2012.

(6) For Mr. Walker and Mr. Matin, compensation is shown only for the years that they were named executive officers.

2012 Grants of Plan-Based Awards During Fiscal Year

The following table provides information regarding grants of plan-based awards to each of our named executive officers during fiscal year 2012. During fiscal year 2012, none of the NEOs received any stock options.

2012 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Date Award Approved	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Stead			282,200	830,000	1,245,000					
	2/1/2012	1/13/2012							8,300	745,838
	10/30/2012	10/11/2012				20,000	40,000	70,000		3,435,200
Key			176,183	518,186	777,280					
	2/1/2012	1/13/2012							4,500	404,370
	2/1/2012	1/13/2012				15,000	30,000	52,500		2,695,800
	10/15/2012	10/11/2012				5,000	10,000	17,500		918,100
Yergin			204,000	600,000	900,000					
	2/1/2012	1/13/2012							6,000	539,160
	2/1/2012	1/13/2012				10,000	20,000	35,000		1,797,200
Walker			108,375	318,750	478,125					
	2/1/2012	1/13/2012							2,600	233,636
	2/1/2012	1/13/2012				7,500	15,000	26,250		1,347,900
Matin			110,068	323,730	485,595					
	1/2/2012	10/27/2011				10,500	21,000	36,750		1,806,000
	2/1/2012	1/13/2012				9,000	18,000	31,500		1,617,480

(1) The amounts in these columns reflect ranges of possible payouts under our 2012 annual incentive plan. Under this plan, threshold performance must be met in order for there to be any payout. We made various assumptions to determine the estimated payouts as shown in the table above, including:

- Threshold amounts assume financial performance payout at 30 percent and Customer Delight performance payout at 50 percent.
- Target amounts assume financial and Customer Delight performance payout at 100 percent.
- Stretch, or maximum, amounts assume financial and Customer Delight performance payout at 150 percent.

For 2011, each of the NEOs except for Mr. Matin, who was not an NEO at the time, agreed to forgo their annual cash bonuses to provide additional funding for annual cash bonuses to other participants in the bonus plan. In the first quarter of 2012, in recognition of the fact that they had declined their 2011 bonuses, the Committee approved grants of time-based RSUs to each NEO who had forfeited his bonus. These awards are included in the "*All Other Stock Awards*" column above, and described in the "*Narrative Disclosure to 2012 Summary Compensation Table and 2012 Grants of Plan-Based Awards Table*" below.

For 2012, each of our NEOs declined their annual cash bonuses to provide additional funding for annual cash bonuses to other participants in the bonus plan.

(2) These awards represent shares of our common stock underlying PSUs granted to our NEOs under our Plan. The vesting of these awards is described under "*Narrative Disclosure to 2012 Summary Compensation Table and 2012 Grants of Plan-Based Awards Table*" below.

(3) Represents shares of our common stock underlying RSUs with time-based vesting granted to our NEOs under the Plan. The vesting of these awards is described under "*Narrative Disclosure to 2012 Summary Compensation Table and 2012 Grants of Plan-Based Awards Table*" below.

(4) The grant date fair value of PSUs is calculated by multiplying the fair market value of a share of our common stock, as determined under the Plan, on the grant date by the target number of shares granted. Under the Plan, the fair market value for a share of our common stock is the average of the high and low trading prices on the date of grant.

Narrative Disclosure to 2012 Summary Compensation Table and 2012 Grants of Plan-Based Awards Table

In fiscal year 2012, all of our non-equity and equity incentive compensation awards were made under and subject to the terms of the Plan.

In 2012, as summarized in the table below, we granted PSUs with company-based performance metrics to each of the NEOs. (See "*Compensation Discussion and Analysis—Elements of Compensation—Grants of Performance-Based Restricted Stock Units*"). In all but one award, the PSUs will be earned after the end of fiscal year 2014 if specified performance goals are met. Mr. Matin also received PSUs, described in the table below, that will be earned after the end of fiscal year 2013 if specified performance goals are met. The awards are paid in shares of common stock, and have dividend equivalent rights that are payable only if the underlying awards vest.

Terms of Performance-Based Stock Awards Granted

Name	Grant Date	Performance-Based Restricted Stock Units Granted	Vesting Terms
Stead	10/30/12	40,000	100% tied to 2014 Company performance
Key	2/1/12	30,000	100% tied to 2014 Company performance
	10/15/12	10,000	100% tied to 2014 Company performance
Yergin	2/1/12	20,000	100% tied to 2014 Company performance
Walker	2/1/12	15,000	100% tied to 2014 Company performance
Matin	1/2/12	21,000	100% tied to 2013 Company performance
	2/1/12	18,000	100% tied to 2014 Company performance
TOTAL PERFORMANCE-BASED GRANTS		154,000	

For 2011 and 2012, the NEOs had the opportunity to earn annual cash bonuses, but in each year, prior to the time the bonus amounts were determined and approved, each of the NEOs agreed to forgo their annual cash bonuses to provide additional funding for annual cash bonuses for other employees. In recognition that they forfeited their 2011 bonuses, the Committee approved grants of Restricted Stock Units to the NEOs, as follows. (See "*Compensation Discussion and Analysis—Elements of Compensation-Short-Term Incentives.*")

Terms of Time-Based Stock Awards Granted

Name	Grant Date	Time-Based Restricted Stock Units Granted	Vesting Terms
Stead	2/1/12	8,300	50% vests on the first two anniversaries of the grant date
Key	2/1/12	4,500	50% vests on the first two anniversaries of the grant date
Yergin	2/1/12	6,000	50% vests on the first two anniversaries of the grant date
Walker	2/1/12	2,600	50% vests on the first two anniversaries of the grant date
TOTAL TIME-BASED GRANTS		21,400	

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table sets forth information concerning the current holdings of stock options, RSUs, and PSUs by our named executive officers as of November 30, 2012, the last day of our fiscal year 2012. The market value of the shares set forth under the "Stock Awards" column was determined by multiplying the number of unvested or unearned shares by $92.14, the closing price of our common stock on November 30, 2012, the last day of our fiscal year. None of the NEOs had unexercisable options at the end of the fiscal year.

	Number of Shares or Units of Stock That Have Not Vested (#)	Value of Shares or Units of Stock That Have Not Vested ($)	Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Stead	56,384(1)	5,195,222	65,000(5)	5,989,100
Key	59,454(2)	5,478,092	75,000(5)	6,910,500
Yergin	164,850(3)	15,189,279	40,000(5)	3,685,600
Walker	26,014(4)	2,396,930	30,000(5)	2,764,200
Matin	—	—	43,500(5)	4,008,090

(1) Consists of 16,634 RSUs and 39,750 PSUs. The RSUs vest as follows: 12,484 on February 1, 2013; and 4,150 on February 1, 2014. The PSUs vested on January 16, 2013, based on 2012 financial performance.

(2) Consists of 30,834 RSUs and 28,620 PSUs. The RSUs vest as follows: 8,333 on December 1, 2012; 5,250 on February 1, 2013; 3,333 on August 15, 2013; 8,334 on December 1, 2013; 2,250 on February 1, 2014; and 3,334 on August 15, 2014. The PSUs vested on January 16, 2013, based on 2012 financial performance.

(3) Consists of 141,000 RSUs and 23,850 PSUs. The RSUs vest as follows: 3,000 on February 1, 2013; 3,000 on February 1, 2014; 20,000 on each July 1 of years 2013 through 2015; and 25,000 on each July 1 of years 2016 through 2018. The PSUs vested on January 16, 2013, based on 2012 financial performance.

(4) Consists of 6,934 RSUs and 19,080 PSUs. The RSUs vest as follows: 3,134 on February 1, 2013; 2,500 on August 15, 2013; and 1,300 on February 1, 2014. The PSUs vested on January 16, 2013, based on 2012 financial performance.

(5) These awards consist of PSUs that may vest, depending upon company performance in 2013 and 2014, respectively. The PSUs have three primary vesting levels: threshold, target, and maximum. If threshold performance is not met, the award will be forfeited. The table above reports the number of PSUs that would vest if the target performance metrics were met. In addition, the following table reports the number of PSUs that would vest if threshold or maximum performance metrics were met. Provided the minimum threshold performance metrics are met, the actual number of PSUs that will vest will be prorated between threshold and target or target and maximum, depending upon the actual performance achieved.

Unearned PSUs Outstanding at End of Fiscal Year 2012							
		Threshold		Target		Maximum	
Name	Performance Year	Number of Unearned Units That Have Not Vested (#)	Market Value of Unearned Units That Have Not Vested ($)	Number of Unearned Units That Have Not Vested (#)	Market Value of Unearned Units That Have Not Vested ($)	Number of Unearned Units That Have Not Vested (#)	Market Value of Unearned Units That Have Not Vested ($)
Stead	2013	12,500	1,151,750	25,000	2,303,500	43,750	4,031,125
	2014	20,000	1,842,800	40,000	3,685,600	70,000	6,449,800
Key	2013	17,500	1,612,450	35,000	3,224,900	61,250	5,643,575
	2014	20,000	1,842,800	40,000	3,685,600	70,000	6,449,800
Yergin	2013	10,000	921,400	20,000	1,842,800	35,000	3,224,900
	2014	10,000	921,400	20,000	1,842,800	35,000	3,224,900
Walker	2013	7,500	691,050	15,000	1,382,100	26,250	2,418,675
	2014	7,500	691,050	15,000	1,382,100	26,250	2,418,675
Matin	2013	12,750	1,174,785	25,500	2,349,570	44,625	4,111,748
	2014	9,000	829,260	18,000	1,658,520	31,500	2,902,410

Option Exercises and Stock Vested During Fiscal Year 2012

The following table sets forth information concerning the number of shares acquired and dollar amounts realized by each of our named executive officers during the fiscal year ended November 30, 2012 on the exercise of stock options and the vesting of RSUs and PSUs.

Option Exercises and Stock Vested During Fiscal Year 2012

	Option Awards		Stock Awards	
Name	Number of Shares Acquired On Exercise (#)	Value Realized On Exercise(1) ($)	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting(2) ($)
Stead	75,000	5,041,841	61,833	5,896,908
Key			34,926	3,339,041
Yergin	12,500	745,169	48,450	4,815,201
Walker			22,593	2,184,521
Matin			4,500	413,145

(1) Value realized on option exercises is the difference between the market price of the underlying shares at exercise and the option exercise price.

(2) Value realized on vesting is calculated by multiplying the number of shares vesting by the average of the high and low trading prices on the vesting date (the fair market value as authorized in the Plan). The value realized upon vesting does not necessarily reflect the actual proceeds that may have been or will in the future be received by the named executive officer upon the sale of the shares that vested.

Pension Benefits

IHS sponsors a tax-qualified defined benefit pension plan (Retirement Income Plan) for all U.S. employees employed prior to January 1, 2012. Effective April 1, 2011, IHS changed the Retirement Income Plan benefit formula from 15 percent of pensionable earnings to 10 percent of pensionable earnings for all eligible participants. U.S. employees joining IHS on or after January 1, 2012 are not eligible for the Retirement Income Plan. The Company also sponsors a nonqualified supplemental retirement plan (Supplemental Income Plan) to provide benefits to participants that are limited by Internal Revenue Code limits that apply to tax-qualified defined benefit plans. Under the Internal Revenue Code, the maximum permissible benefit from the qualified plan, for retirements in 2012, is $200,000 and the annual compensation exceeding $250,000 in 2012 cannot be considered in computing the maximum permissible benefit under the plan. Benefits under the Supplemental Income Plan replace the benefits that would have been provided if the Internal Revenue Code limits were not in place.

The table below sets forth the present value of accumulated benefits payable at age 65 (or later if applicable) as of November 30, 2012.

2012 Pension Benefits

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Stead(1)	Qualified	12.0	693,330	—
	Supplemental	35.0	2,945,338	215,397(2)
Key	Qualified	6.6	141,175	—
	Supplemental	6.6	105,109	—
Yergin	Qualified	6.6	215,292	—
	Supplemental	6.6	252,057	—
Walker	Qualified	6.0	104,886	—
	Supplemental	6.0	38,816	—
Matin	Qualified	1.3	—	—
	Supplemental	1.3	—	—

(1) In 2003, Mr. Stead was granted an additional 25 years of benefit service under the Supplemental Income Plan which is $2,409,119 of the present value listed above.

(2) In January 2010, Mr. Stead began receiving payments under the Supplemental Income Plan.

Accrued Benefit

The accrued benefit is calculated according to the formula outlined below:

A: Benefit accrued as of April 30, 2006 equals (i)+(ii)+(iii)*:

i. 1.25 percent of highest five years' average compensation in last 10 years as of April 30, 2006 up to covered compensation times years of benefit service (maximum 30 years),

ii. 1.70 percent of highest five years' average compensation in last 10 years as of April 30, 2006 in excess of covered compensation times years of benefit service (maximum 30 years), plus

iii. 0.5 percent of highest five years' average compensation in last 10 years as of April 30, 2006 times years of benefit service in excess of 30 years.

Plus

B: From May 1, 2006 to March 30, 2011, 15 percent of pensionable earnings, payable at age 65 as a lump sum pension.

Plus

C. From April 1, 2011, 10 percent of pensionable earnings, payable at age 65 as a lump sum pension.

---

* Note that for grandfathered participants, service through March 31, 2011 is covered under Formula A. In the table above, Mr. Stead is the only grandfathered NEO.

Vesting

Participants are 100 percent vested in their benefit at the earlier of the time they are credited with three years of vesting service or the date they reach age 65. Vesting may be accelerated in years in which the Company makes a transfer of surplus plan assets to the retiree medical accounts to provide for retiree medical coverage. Participants who were eligible employees as of May 1, 2006 are fully vested.

Retirement Eligibility

Normal retirement age under the plan is 65, but a participant who terminates employment with at least ten years of vesting service may retire as early as age 55. Under Formula A above, participants who terminate employment after age 55 with ten years of vesting service will receive a benefit reduction equal to 0.5 percent for each month that benefit commencement precedes age 62. Participants who terminate employment before age 55 with ten years of vesting service will receive a benefit reduction equal to 0.5 percent for each month that benefit commencement precedes age 65. Formula A will be actuarially reduced for benefit commencements prior to age 55.

Under Formulas B and C, participants who terminate prior to age 65 will receive a benefit reduction equal to 4.5 percent compounded annually for each year commencement precedes age 65.

Potential Payments upon Termination or Change in Control

The Company has entered into certain agreements that provide for compensation to the NEOs in the event of certain forms of termination of employment, including a change in control. Each of the current NEOs except for Mr. Stead has an employment agreement with the Company; all of the current NEOs including Mr. Stead benefit from accelerated vesting of all or a portion of their equity awards following certain termination events, pursuant to the terms of their equity award agreements.

In addition to the amounts discussed in the tables below, all of the NEOs may receive payouts from our qualified plans in the same manner that any salaried employee would (for instance, life or disability insurance payouts, pension plan payouts, or similar benefits).

The tables below provide details of the nature and amounts of compensation to each NEO, assuming a hypothetical termination on November 30, 2012, the last day of our most recent fiscal year. The tables are based on the following four scenarios:

1. **Voluntary Termination Other Than for Good Reason or Involuntary Termination for Cause**

   This category refers to voluntary terminations by the executive *other* than for Good Reason (including resignations, retirements, or other terminations by mutual agreement, as defined below) as well as terminations by the company for Cause (including willful failure to perform material duties).

2. **Involuntary Termination Without Cause or Termination for Good Reason without Change in Control**

   This category refers to voluntary terminations by the executive for Good Reason or involuntary terminations by the Company without Cause. This form of termination covers events *outside* of a change in control context.

   For Messrs. Key, Matin and Walker, "Good Reason" is defined as any breach by the Company of its material obligations under each executive's employment agreement, excluding immaterial actions (or failures of action) not taken (or omitted to be taken) in bad faith and which, if capable of being remedied, are remedied by the Company within 30 days of receipt of notice.

   For Dr. Yergin, "Good Reason" is defined the same way, but also may be triggered if Dr. Yergin's principal location of work is moved more than 50 miles (other than any relocation recommended or consented to by Dr. Yergin); it being understood that Dr. Yergin may be required to travel on business to other locations as may be required or desirable in connection with the performance of job duties.

3. **Involuntary Termination Without Cause or Termination for Good Reason with a Change in Control**

   Within each NEO's employment agreement, and under the Plan, "change in control" is defined as follows:

   - the acquisition, directly or indirectly, by any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) of the beneficial ownership of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of all outstanding securities of the Company;

- a merger or consolidation in which the Company is not the surviving entity, except for a transaction in which the holders of the outstanding voting securities of the Company immediately prior to such merger or consolidation hold, in the aggregate, securities possessing more than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the surviving entity immediately after such merger or consolidation;
- a reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50 percent) of the total combined voting power of all outstanding voting securities of the Company are transferred to or acquired by a person or persons different from the persons holding directly or indirectly those securities immediately prior to such merger;
- the sale, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company;
- the approval by the stockholders of a plan or proposal for the liquidation or dissolution of the Company; or
- as a result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who are members of the Board before the Transaction will cease to constitute a majority of the board of directors of the Company or any successor thereto.

For our NEOs with employment agreements, "Good Reason" following a change in control is defined as follows:

- the material diminution of position (including titles and reporting relationships), duties or responsibilities, excluding immaterial actions not taken in bad faith;
- the breach by the Company of any of its material obligations under the employment agreement, excluding immaterial actions (or failures of action) not taken (or omitted to be taken) in bad faith and which, if capable of being remedied, are remedied by the Company within 30 days after receipt of such notice thereof; or
- the Company's relocation of the executive's principal location of work by more than 50 miles (other than any relocation recommended or consented to by the executive); it being understood that the executive may be required to travel on business to other locations as may be required or desirable in connection with the performance of job duties.

For all executives, unvested equity awards (including stock options, PSUs and time-based RSUs) vest automatically in the event of a change in control. For Messrs. Key, Matin, Walker and Dr. Yergin, other severance is earned if they are terminated involuntarily without Cause or voluntarily with Good Reason within 15 months following a change in control.

4. Death or Disability

For all equity compensation awards under the Plan, "Disability" is defined as a mental or physical illness that entitles one to receive benefits under the Company's long-term disability plan.

Potential Post-Termination Payments Table—Stead

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control)	Death	Disability
Cash Compensation:					
Cash Severance(1)	$ —	$ —	$ —	$ —	$ —
Bonus Compensation(1)	$ —	$ —	$ —	$ —	$ —
Long-Term Incentive Compensation:					
Stock Options(2)	$ —	$ —	$ —	$ —	$ —
Performance RSUs (PSUs)(3)	$ —	$ —	$8,292,600	$8,292,600	$8,292,600
Time-Based RSUs(4)	$767,895	$767,895	$1,532,657	$1,532,657	$1,532,657
Benefits & Perquisites:					
Retirement Enhancement	$ —	$ —	$ —	$ —	$ —
Welfare Benefits Continuation	$ —	$ —	$ —	$ —	$ —
Outplacement Assistance	$ —	$ —	$ —	$ —	$ —
Excise Tax & Gross-Up	$ —	$ —	$ —	$ —	$ —
Total	**$767,895**	**$767,895**	**$9,825,257**	**$9,825,257**	**$9,825,257**

(1) Mr. Stead does not have an employment agreement; payments to him upon termination are limited to the provisions of his award agreements for equity compensation.

(2) Mr. Stead has no outstanding or unvested stock options.

(3) The value for PSUs is based on the company's stock price at the end of the 2012 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(4) The value of time-vested RSUs is based on the company's stock price at the end of the 2012 fiscal year. Mr. Stead's time-vested RSU awards vest in the event of death, Disability, or Change in Control. Certain time-based RSUs granted prior to 2012 also vest for any other form of termination if it takes place on or after February 1, 2012, but are forfeited for a termination prior to that date (unless related to death, Disability, or Change in Control).

Potential Post-Termination Payments Table—Key

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control)(5)	Death	Disability
Cash Compensation:					
Cash Severance(1)	$—	$1,873,125	$ 2,497,500	$ —	$ —
Bonus Compensation(1)	$—	$ 518,186	$ 518,186	$ 518,186	$ 518,186
Long-Term Incentive Compensation:					
Stock Options(2)	$—	$ —	$ —	$ —	$ —
Performance RSUs (PSUs)(3)	$—	$ —	$ 8,569,020	$ 8,569,020	$ 8,569,020
Time-Based RSUs(4)	$—	$ —	$ 2,841,046	$ 2,841,046	$ 2,841,046
Benefits & Perquisites:					
Retirement Enhancement(6)	$—	$ 96,305	$ 96,305	$ —	$ —
Welfare Benefits Continuation(7)	$—	$ 21,251	$ 28,334	$ —	$ —
Outplacement Assistance	$—	$ 18,000	$ 18,000	$ —	$ —
Excise Tax & Gross-Up(8)	$—	$ —	$ 5,336,464	$ —	$ —
Total	**$—**	**$2,526,867**	**$19,904,855**	**$11,928,252**	**$11,928,252**

(1) Mr. Key receives a multiple of base salary and target bonus (1.5X for a termination without Cause or for Good Reason, 2X if termination follows a Change in Control) plus a bonus payment at Target (following termination due to Change in Control) or at actual results for the year (following termination outside of a Change in Control – presented at Target in this table).

(2) Mr. Key has no unvested stock options.

(3) The value for PSUs is based on the company's stock price at the end of the 2012 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(4) The value of time-vested RSUs is based on the company's stock price at the end of the 2012 fiscal year. Mr. Key's time-vested RSU awards vest in the event of death, Disability, or Change in Control.

(5) Equity awards vest in the event of a Change in Control (i.e. single-trigger); other severance is earned for a qualified termination following a Change in Control.

(6) Mr. Key receives a retirement enhancement in the event of termination without Cause or for Good Reason (either within a Change in Control situation, or outside of one). This is an actuarially calculated value equal to a two-year credit in the retirement programs in which the executives participate. A discussion of the assumptions made in determining this increase is included in the Form 10-K for the period.

(7) Mr. Key receives welfare benefits continuation under certain termination scenarios, equal to 18 months (outside of a Change in Control) or 24 months (following a Change in Control).

(8) Mr. Key is eligible to receive an additional payment sufficient to offset the levying of an excise tax on excess parachute payments (as defined by section 280(g) of the Internal Revenue Code). This payment is only triggered in a Change in Control situation. Mr. Key is in an excise tax position as of November 30, 2012.

Potential Post-Termination Payments Table—Yergin

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control)(5)	Death	Disability
Cash Compensation:					
Cash Severance(1)	$—	$ 1,800,000	$ 2,400,000	$ —	$ —
Bonus Compensation(1)	$—	$ 600,000	$ 600,000	$ 600,000	$ 600,000
Long-Term Incentive Compensation:					
Stock Options(2)	$—	$ —	$ —	$ —	$ —
Performance RSUs (PSUs)(3)	$—	$ —	$ 5,067,700	$ 5,067,700	$ 5,067,700
Time-Vested RSUs(4)	$—	$12,438,900	$12,991,740	$ 6,772,290	$ 6,772,290
Benefits & Perquisites:					
Retirement Enhancement	$—	$ —	$ —	$ —	$ —
Welfare Benefits Continuation	$—	$ —	$ —	$ —	$ —
Outplacement Assistance	$—	$ 18,000	$ 18,000	$ —	$ —
Excise Tax & Gross-Up(6)	$—	$ —	$ —	$ —	$ —
Total	**$—**	**$14,856,900**	**$21,077,440**	**$12,439,990**	**$12,439,990**

(1) Dr. Yergin receives a multiple of base salary and target bonus (1.5X for a termination without Cause or for Good Reason, 2X if termination follows a Change in Control) plus a bonus payment at Target (following termination due to Change in Control) or at actual results for the year (following termination outside of a Change in Control – presented at Target in this table). A portion of Dr. Yergin's cash payment is made during the year following termination.

(2) Dr. Yergin has no unvested stock options.

(3) The value for PSUs is based on the company's stock price at the end of the 2012 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(4) The value of time-vested RSUs is based on the company's stock price at the end of the 2012 fiscal year. One of Dr. Yergin's unvested awards vests in full upon Change in Control, or for any termination by the Company other than for Cause, or for a termination by Dr. Yergin for Good Reason, and vests at 50 percent for a termination due to death or Disability. Other unvested awards vest in full in the event of death, Disability, or Change in Control.

(5) Equity awards vest in the event of a Change in Control (i.e. single-trigger); other severance is earned for a qualified termination following a Change in Control.

(6) Dr. Yergin has no excise tax protections in place.

Potential Post-Termination Payments Table—Walker

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control)(5)	Death	Disability
Cash Compensation:					
Cash Severance(1)	$—	$1,115,625	$1,487,500	$ —	$ —
Bonus Compensation(1)	$—	$ 318,750	$ 318,750	$ 318,750	$ 318,750
Long-Term Incentive Compensation:					
Stock Options(2)	$—	$ —	$ —	$ —	$ —
Performance RSUs (PSUs)(3)	$—	$ —	$3,869,880	$3,869,880	$3,869,880
Time-Based RSUs(4)	$—	$ —	$ 638,899	$ 638,899	$ 638,899
Benefits & Perquisites:					
Retirement Enhancement(6)	$—	$ 58,482	$ 58,482	$ —	$ —
Welfare Benefits Continuation(7)	$—	$ 21,251	$ 28,334	$ —	$ —
Outplacement Assistance	$—	$ 18,000	$ 18,000	$ —	$ —
Excise Tax & Gross-Up(8)	$—	$ —	$2,413,393	$ —	$ —
Total	**$—**	**$1,532,108**	**$8,833,238**	**$4,827,529**	**$4,827,529**

(1) Mr. Walker receives a multiple of base salary and target bonus (1.5X for a termination without Cause or for Good Reason, 2X if termination follows a Change in Control) plus a pro-rata bonus payment at Target (following termination due to Change in Control) or at actual results for the year (following termination outside of a Change in Control – presented at Target in this table).

(2) Mr. Walker has no unvested stock options.

(3) The value for PSUs is based on the company's stock price at the end of the 2012 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(4) The value of time-vested RSUs is based on the company's stock price at the end of the 2012 fiscal year. Mr. Walker's time-vested RSU awards vest in the event of death, Disability, or Change in Control.

(5) Equity awards vest in the event of a Change in Control (i.e. single-trigger); other severance is earned for a qualified termination following a Change in Control.

(6) Mr. Walker receives a retirement enhancement in the event of termination without Cause or for Good Reason (either within a Change in Control situation, or outside of one). This is an actuarially calculated value equal to a two-year credit in the retirement programs in which the executives participate. A discussion of the assumptions made in determining this increase is included in the Form 10-K for the period.

(7) Mr. Walker receives welfare benefits continuation under certain termination scenarios, equal to 18 months (outside of a Change in Control) or 24 months (following a Change in Control).

(8) Mr. Walker is eligible to receive an additional payment sufficient to offset the levying of an excise tax on excess parachute payments (as defined by section 280(g) of the Internal Revenue Code). This payment is only triggered in a Change in Control situation. Mr. Walker is in an excise tax position as of November 30, 2012.

Potential Post-Termination Payments Table—Matin

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control)(5)	Death	Disability
Cash Compensation:					
Cash Severance(1)	$—	$1,181,250	$1,575,000	$ —	$ —
Bonus Compensation(1)	$—	$ 323,730	$ 323,730	$ 323,730	$ 323,730
Long-Term Incentive Compensation:					
Stock Options(2)	$—	$ —	$ —	$ —	$ —
Performance RSUs (PSUs)(3)	$—	$ —	$7,232,990	$4,008,090	$4,008,090
Time-Vested RSUs(4)	$—	$ —	$ —	$ —	$ —
Benefits & Perquisites:					
Retirement Enhancement	$—	$ —	$ —	$ —	$ —
Welfare Benefits Continuation(6)	$—	$ 28,334	$ 28,334	$ —	$ —
Outplacement Assistance	$—	$ —	$ —	$ —	$ —
Excise Tax & Gross-Up(7)	$—	$ —	$ —	$ —	$ —
Total	**$—**	**$1,533,314**	**$9,160,054**	**$4,331,820**	**$4,331,820**

(1) Mr. Matin receives a multiple of base salary and target bonus (1.5X for a termination without Cause or for Good Reason, 2X if termination follows a Change in Control) plus a pro-rata bonus payment at Target (following termination due to Change in Control) or at actual results for the year (following termination outside of a Change in Control – presented at Target in this table).

(2) Mr. Matin has no unvested stock options.

(3) The value for PSUs is based on the company's stock price at the end of the 2012 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination. Mr. Matin is also eligible to receive an additional payment following any Change in Control that occurs prior to the receipt of the 2015 or 2016 PSUs that are specified in his employment agreement.

(4) Mr. Matin has no unvested time-based RSUs outstanding.

(5) Equity awards vest in the event of a Change in Control (i.e. single-trigger); other severance is earned for a qualified termination following a Change in Control.

(6) Mr. Matin receives welfare benefits continuation of 24 months under certain termination scenarios.

(7) Mr. Matin has no excise tax protections in place.

Executive Employment Agreements

We have entered into an employment agreement with each of our executive officers, except for the CEO who does not have an employment agreement. Each of our NEOs, other than the CEO, has an employment agreement that sets forth the terms of employment and details the compensation elements and benefits, if any, due to that executive upon termination of employment.

Below are descriptions of the employment agreements for our NEOs other than the CEO. These descriptions are intended to be summaries and do not describe all provisions of the agreements. You will find the full text of each agreement filed as exhibits to our public filings with the SEC.

Each of the employment agreements described below provides for certain benefits upon termination of employment (for a summary of these benefits, see "*Potential Payments upon Termination or Change in Control*" above).

Scott Key, Richard Walker and Arshad Matin. The employment agreements with each of Messrs. Key, Walker and Matin include the following provisions.

Term. Each agreement has an initial term of one year and it renews automatically on each anniversary of that date for an additional one-year period, unless the executive's employment is terminated earlier in accordance with the agreement or either party notifies the other party in writing at least 30 days prior to the applicable anniversary of the commencement date. For Messrs. Key and Walker, the effective date is October 31, 2007. For Mr. Matin, the effective date is November 22, 2011.

Base salary, bonus, and benefits. The agreements of Messrs. Key, Walker and Matin provide for a base salary to be reviewed and increased by the Human Resources Committee of our Board in its sole discretion (as described under "*Compensation Discussion and Analysis*" above). Under their agreements, Messrs. Key, Walker and Matin are eligible for an annual bonus pursuant to our then current annual incentive plan. Messrs. Key, Walker and Matin are also entitled to participate in the employee benefits plans, programs, and arrangements as are customarily accorded to our executives. Mr. Key's and Mr. Walker's agreements have been amended as follows: (a) on November 7, 2007, to modify the severance and change in control benefits provided by each agreement (as described in "*Potential Payments upon Termination or Change in Control*" above); (b) on October 22, 2009, to state that the calculation of performance-related bonus amounts will be based on actual financial results upon involuntary termination without Cause; and (c) on December 3, 2010, to provide that severance becomes payable on termination only when the executive executes a release of claims in favor of the Company and to make technical changes to assure compliance under Section 409A of the Internal Revenue Code. Mr. Matin's agreement contains the provisions described in the previous sentence.

Equity Incentives. Under Mr. Matin's agreement, Mr. Matin is eligible to receive an annual grant of 18,000 RSUs for the three year performance period ending November 30, 2014; 20,000 RSUs for the three year performance period ending November 30, 2015 and 15,000 RSUs for the three year performance period ending November 30, 2016.

Tax indemnity. Under the agreements of Messrs. Key and Walker, if any amounts or benefits received under the respective agreements or otherwise are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, an additional payment will be made to restore the executive to the after-tax position that he or she would have been in if the excise tax had not been imposed.

Covenants. Under their agreements, Messrs. Key, Walker and Matin have agreed to maintain the confidentiality of our proprietary or confidential information at all times during their respective employments and thereafter unless first obtaining the prior written consent of our Board. Each of them has also agreed not to compete with us during their respective terms of employment and for a restricted period, as described below, after any termination of employment. Each of them has also agreed not to solicit, hire, or cause to be hired any of our employees or employees of any of our subsidiaries for or on behalf of any competitor during that restricted period. Under each of their agreements, the "restricted period" means the longer of (i) the one-year period following termination of employment of that executive or (ii) in the event the executive in question receives payments as a result of his resignation for good reason, termination without cause, or following a change in control, in an amount greater than one year of his then base salary, the period following his termination of employment equal to the total number of months upon which those payments are calculated, up to a maximum period of two years.

Daniel Yergin. In July 2010, we entered into a new employment agreement with Daniel Yergin. This new employment agreement replaced Dr. Yergin's prior employment agreement dated September 1, 2004, and was intended to reflect the unique value that Dr. Yergin brings to IHS (see "*Compensation Discussion and Analysis*" above).

The following is a description of the material terms of that agreement with Dr. Yergin.

Term. The effective date of Dr. Yergin's agreement was July 2, 2010. It has an initial term of one year and it renews automatically on each anniversary of that date for an additional one-year period, unless Dr. Yergin's employment is terminated earlier in accordance with his agreement or either party notifies the other party in writing at least 30 days prior to the applicable anniversary of the commencement date. The agreement also includes change in control and other termination provisions (as described in "*Potential Payments upon Termination or Change in Control*" above).

Base salary, bonus and benefits. The agreement provides for a base salary, to be reviewed and increased by the Human Resources Committee of our Board in its sole discretion (as described under "*Compensation Discussion and Analysis*" above). Dr. Yergin is eligible for an annual bonus of up to 100 percent of his base salary (at "target" performance) or up to 150 percent for meeting predetermined objectives. Any bonus would be subject to our then-current annual incentive plan. Dr. Yergin is also entitled to participate in the employee benefits plans, programs, and arrangements as are customarily accorded to our executives.

Equity Incentives. Under the agreement, Dr. Yergin is eligible to receive annual grants of 20,000 PSUs, up to an aggregate maximum of 100,000 PSUs. In addition, Dr. Yergin received a one-time award of 175,000 RSUs as of the effective date of his agreement. Those RSUs vest over a period of eight years.

Covenants. Dr. Yergin has agreed to maintain the confidentiality of our proprietary or confidential information at all times during his employment and thereafter unless first obtaining the prior written consent of IHS. He has also agreed not to compete with us during the term of his employment and for a restricted period, as described below, after any termination of employment, subject to specific exclusions and definitions of permissible advisory and academic activities. He has also agreed not to solicit, hire, or cause to be hired any of our employees or employees of any of our subsidiaries for or on behalf of any competitor during that restricted period. Under Dr. Yergin's agreement, the "restricted period" means the two-year period following termination of his employment.

Certain Relationships and Related Transactions

Review and Approval of Related Person Transactions

We follow processes and policies, including our written policy on Related Party Transactions, that are designed to detect and, if appropriate, approve and disclose any transaction that would constitute a "related person transaction" under SEC rules. Such transactions include any transaction in which the amount involved would exceed $120,000 and the parties would include any IHS directors, nominees for director, executive officers, greater than five percent stockholders, or any immediate family members or affiliates of any of them. It could include direct or indirect interests in the transaction or the parties involved.

Our Board of Directors has delegated the responsibility for reviewing related person transactions to the Nominating and Corporate Governance Committee. To support this process, each year we solicit internal disclosure of any transactions between IHS and its directors and officers, their immediate family members, and their affiliated entities, including the nature of each transaction and the amount involved. The Nominating and Corporate Governance Committee annually reviews and evaluates such information for each director as part of its assessment of each director's independence.

In addition, all directors, officers, and employees of IHS are governed by the IHS Code of Conduct and our Conflict of Interest Policy that requires directors to inform the Corporate Secretary, and employees to inform the General Counsel or Chief Compliance Officer, of any existing or proposed relationship, financial interest, or business transaction that could be, or might appear to constitute, a conflict of interest.

If the Nominating and Corporate Governance Committee were presented with a proposed related party transaction, it would evaluate the business purpose and the risks involved to ensure that the proposed transaction would be in the best interest of IHS and its stockholders. Factors would include determining whether the transaction would be as favorable to IHS as comparable transactions with non-related parties as well as a requirement that the related party transaction follow the same bidding, review, and approval processes and the same standards that would apply to comparable transactions with unaffiliated entities.

Relationships with Security Holders

As of the Record Date, TBG Limited ("TBG"), a Malta company, was the holder, through indirect ownership of Conscientia Investments Limited ("Conscientia"), of shares with an aggregate voting power of approximately 7.2 percent. We have entered into an agreement with TBG in which each party has agreed to provide certain indemnities to the other. This agreement generally provides that we will indemnify TBG for liabilities relating to our properties and core business, and that TBG will indemnify us for liabilities relating to any properties, businesses, or entities that are now or were historically owned by TBG or its affiliates (other than our properties and core business). We do not face, and have not in the past faced, liabilities with respect to any properties, businesses, or entities that are not part of our core business but are now or were historically owned by TBG or its affiliates and we do not anticipate incurring such liabilities in the future.

Registration Rights Agreement

We are party to an agreement with Conscientia that provides it with certain registration rights. At any time upon its written request, we will be required to use our best efforts to effect, as expeditiously as possible, the registration of all or a portion of its shares of common stock, provided that the aggregate proceeds of the offering is expected to equal or exceed $50 million. The agreement also provides for up to four demand registrations. Conscientia exercised one of its demand registrations in 2012. However, we will not be required to effect more than one demand registration within any twelve-month period and we will have the right to preempt any demand registration with a primary registration, in which case Conscientia will have incidental registration rights. It will also have incidental rights to request that its shares be included in any registration of our common stock, other than registrations on Form S-8 or Form S-4, registrations for our own account pursuant to Rule 415, or in compensation or acquisition related registrations. The foregoing summary does not include the full text or all of the terms and conditions contained in the registration rights agreement. A copy of the agreement is available for review as an exhibit to Company filings that you may access on the SEC website, *www.sec.gov*, or under the Investor Relations section of the IHS website, *www.ihs.com*.

Stockholder Proposals for the 2014 Annual Meeting

If a stockholder wishes to present a proposal to be included in our Proxy Statement for the 2014 Annual Meeting of Stockholders, the proponent and the proposal must comply with these instructions and the proxy proposal submission rules of the SEC. One very important requirement is that the proposal be received by the Corporate Secretary of IHS no later than October 28, 2013. Proposals we receive after that date will not be included in the Proxy Statement for the 2014 Annual Meeting. We urge stockholders to submit proposals by Certified Mail, Return Receipt Requested.

A stockholder proposal not included in our proxy statement for the 2014 Annual Meeting will be ineligible for presentation at the 2014 Annual Meeting unless the stockholder gives timely notice of the proposal in writing to the Corporate Secretary of IHS at the principal executive offices of IHS:

IHS Inc.
Attn: Corporate Secretary
15 Inverness Way East
Englewood, CO 80112

In order to be timely under our Bylaws, notice of stockholder proposals related to stockholder nominations for the election of Directors must be received by the Corporate Secretary of IHS-in the case of an annual meeting of the stockholders, no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. If the next annual meeting is called for a date that is more than 30 days before or more than 70 days after that anniversary date, notice by the stockholder in order to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting or not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement is first made by IHS of the date of such meeting.

If the number of Directors to be elected to the Board at an annual meeting is increased and IHS has not made a public announcement naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting of stockholders, a stockholder's notice will be considered timely (but only with respect to nominees for the additional directorships) if it is delivered to the Corporate Secretary of IHS not later than the close of business on the 10th day following the day on which such public announcement is first made by IHS.

Stockholder nominations for the election of Directors at a special meeting of the stockholders must be received by the Corporate Secretary of IHS no earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by the Board to be elected at such meeting.

A stockholder's notice to the Corporate Secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

- the name and record address of the stockholder and the beneficial owner;
- the class and number of shares of the Company's capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

- a representation that the stockholder is a holder of record of the Company's stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring the nomination before the meeting; and
- a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to elect the nominee, or otherwise to solicit proxies from stockholders in support of such nomination.

As to each person whom the stockholder proposes to nominate for election as a Director, the notice must include:

- all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to the Securities Exchange Act of 1934; and
- the nominee's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected.

Notice procedures for stockholder proposals not related to Director nominations, in the case of an annual meeting of stockholders, are the same as the notice requirements for stockholder proposals related to Director nominations discussed above insofar as they relate to the timing of receipt of notice by the Secretary.

A stockholder's notice to the Corporate Secretary of IHS must be in proper written form and must set forth, as to each matter the stockholder and the beneficial owner (if any) proposes to bring before the meeting:

- a description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Company's Bylaws, the language of the proposed amendment), the reasons for conducting the business at the meeting and any material interest in such business of such stockholder and beneficial owner on whose behalf the proposal is made;
- the name and record address of the stockholder and beneficial owner;
- the class and number of shares of the Company's capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;
- a representation that the stockholder is a holder of record of the Company's stock entitled to vote at the meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such business; and
- a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to approve or adopt the business proposal, or otherwise to solicit proxies from stockholders in support of such proposal.

You may obtain a copy of the current rules for submitting stockholder proposals from the SEC at:

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

or through the SEC's website at *www.sec.gov*.

The IHS 2012 Annual Report on Form 10-K has been mailed with this Proxy Statement.

You may also review that document and all exhibits on our website (*www.ihs.com*).

We will provide printed copies of exhibits to the Annual Report on Form 10-K, but will charge a reasonable fee per page to any requesting stockholder. Send that request in writing to IHS Inc. at 15 Inverness Way East, Englewood, Colorado 80112, Attention: Investor Relations.

The request must include a representation by the stockholder that as of our Record Date, February 14, 2013, the stockholder was entitled to vote at the Annual Meeting.

Other Matters

The Board does not know of any other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, your proxy holders will vote on it as they think best unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the Annual Meeting, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors,



Stephen Green
Executive Vice President, Legal and Corporate Secretary

February 22, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32511

IHS INC.
(Exact name of registrant as specified in its charter)

Delaware	**13-3769440**
(State or Other Jurisdiction of Incorporation or Organization)	**(IRS Employer Identification No.)**

15 Inverness Way East
Englewood, CO 80112
(Address of Principal Executive Offices)
(303) 790-0600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share Series A junior participating preferred stock purchase rights (attached to the Class A Common Stock)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates, based upon the closing price for the Common Stock as reported on the New York Stock Exchange composite tape on the last business day of the registrant's most recently completed second fiscal quarter, was approximately $3.8 billion. All executive officers, directors, and holders of 5% or more of the outstanding Common Stock of the registrant have been deemed, solely for purposes of the foregoing calculation, to be "affiliates" of the registrant.

As of December 31, 2012, there were 65,618,270 shares of our Class A Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of the Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement on Schedule 14A for the Annual Meeting of Stockholders to be held on April 11, 2013, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the registrant's fiscal year.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

Forward-Looking Statements

We have made statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Properties" and in other sections of this Form 10-K that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of these terms, and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activity, performance, or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks outlined under "Risk Factors."

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

The forward-looking statements in this report speak only as of the date of this report. We do not intend to update any of these forward-looking statements after the date of this Form 10-K to conform our prior statements to actual results or revised expectations.

* * * *

Fiscal Year End

Our fiscal year ends on November 30 of each year. Unless otherwise indicated, references in this Annual Report to an individual year means the fiscal year ended November 30. For example, "2012" refers to the fiscal year ended November 30, 2012.

PART I

Item 1. Business

Overview

IHS (NYSE: IHS) is a leading source of information, insight and analytics in critical areas that shape today's business landscape. Businesses and governments in more than 165 countries around the globe rely on the comprehensive content, expert independent analysis and flexible delivery methods of IHS to make high-impact decisions and develop strategies with speed and confidence. IHS has been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, IHS is committed to sustainable, profitable growth and employs more than 6,000 people in 31 countries around the world.

Vision

Our vision is to be *the* Source for Critical Information and Insight that powers growth and value for our customers. We intend to be the source that customers trust, rely upon and come to first when they need to better understand the present and anticipate the future.

Corporate Objectives

To achieve our vision to be *the* Source for Critical Information and Insight, we have established five inter-dependent objectives upon which we focus our efforts, as described below. We externally benchmark our progress annually against these five objectives. To measure customer satisfaction (which we refer to as Customer Delight) and colleague success, we use third-party surveys and develop goals based on those metrics. For 2013, our corporate objectives are the following:

- Improve Customer Delight;
- Foster a culture that enables colleague success;
- Deliver profitable top- and bottom-line growth;
- Provide an opportunity for stockholder success relative to our peer group; and
- Improve corporate sustainability and responsibility.

Customer Centric Organization with Geographic Segments

To best serve our customers and be as close to them as possible, we are organized by geographies into three business segments. We also prepare our financial reports and analyze our business according to our geographic segments. Our three reporting segments are: **Americas**, which includes the United States, Canada, and Latin America; **EMEA**, which includes Europe, the Middle East, and Africa; and **APAC**, or Asia Pacific.

Our integrated global organization makes it easier for our customers to do business with us by providing a cohesive, consistent, and effective sales-and-marketing approach in each local region. By structuring our business around customers and the regions in which they reside, we are better able to serve the specific needs of our customers in their local markets and globally. We believe a regional structure provides a solid foundation for profitable growth as it provides an efficient method of bringing new products and services to customers and supports growth in existing accounts and with new customers and markets. Within each region, we align sales, marketing, and IHS solutions by industry sectors where we can add distinct value to our customers. We provide solutions within five customer workflows that target critical customer functions and decision processes that cross each of our industry sectors. These five customer workflows are Strategy, Planning, and Analysis; Energy Technical; Product Design; Supply Chain; and Environment, Health, Safety & Sustainability (EHS&S). This approach allows the delivery of integrated IHS solutions to each customer that includes each of our workflow offerings as we support each customer's operating, capital, and strategic decision processes.

Our Core Competency: Transforming Data into Critical Information and Insight

Companies are flooded with data because of the countless sources available today, including internal information, Internet, news media, government, and external companies. More than ever before, business leaders are required to make decisions that will materially affect their company using this unrefined data.

Our core competency is sourcing data and transforming it into critical information and insight that businesses, governments, and others use to make high-impact decisions with confidence. IHS is a sought-after resource for those who require and demand the most accurate and expertly analyzed information available. We are dedicated to providing the information and expert analyses our customers need to make critical decisions that drive growth and value for their operations.

By integrating and connecting our information, analytics, and research and analysis with proprietary and widely used decision-support technology on scalable platforms, we produce critical information solutions designed to meet our customers' needs. Our product development teams have also created proprietary web services and application interfaces that enhance access to our information. These services allow our customers to integrate our information with other data, business processes, and applications (e.g., computer-aided design, enterprise resource planning, supply chain management, and product data/lifecycle management).

IHS clients benefit from a compelling concentration of intellectual wealth and thought leadership throughout a multitude of industries. Through our single, integrated, global Research and Analysis team of more than 1,500 researchers, analysts, and economists across key industries, we believe IHS is one of the leading independent providers of strategic research to customers around the world.

We convert raw data into information through a series of transformational steps that reduce the uncertainty that is inherent in unrefined data. At each step along the way, we work to ensure quality of the data transformation across four dimensions, which we call the "4 Cs":

Correctness	Validate data accuracy through comparison to external reference points
Currency	Deliver new and updated content in a timely manner
Completeness	Provide the right data attributes and analysis to ensure customers have all of the necessary information to make critical decisions
Consistency	Standardize identifiers and content across databases and products to be sure customers receive consistent information regardless of product platform

We have standardized the data transformation process into seven steps. The order of the steps and the need to have quality checks throughout the process is important because the quality of each step is dependent on the quality of all of the preceding steps. The seven-step process we follow in transforming data into critical information and insight involves the following:

Sourcing	We locate hundreds of possible data sources and then evaluate them for correctness, currency and completeness.
Capture	We collect documents and digital feeds, harvest content from publicly available sources, visit sites for updates, etc. Once the data is aggregated, we validate and normalize the data before loading it into our proprietary databases.
Matching	We link disparate instances of the same attribute. This knowledge-based activity ensures consistency over time and across sources, eliminating unlinked information about a single well, a single part, a single chemical, etc.
Identification	We attach an IHS identifier to matched information to ensure that the matched information stays linked. We also confirm that industry standard identifiers, which often vary over time, are accurate and appropriately matched to the IHS identifier.
Relationships	We identify logical relationships and associations between entities and link those relationships through identification numbers. Examples include corporate parent and subsidiary relationships, leases and associated wells, international standards, and national standards. This step supplies the context for analysis.
Analysis	We use our industry experts to review, analyze, and add context and editorial commentary to the data in order to transform it into critical information and expert analysis for our customers.
Modeling and Forecasting	We utilize our critical information and expert analysis to produce additional insight by providing unbiased research and intelligence with proprietary models and forecasting tools. Our experts use their extensive experience to build models and forecasting tools for our customers' use.

Using this proven seven-step process and the "4 Cs" of quality, we transform data into critical information and insight that is both useful to our customers and available where and when they need it. This process also provides the foundation for IHS to create integrated solutions that combine our product and services to create unique solutions for our customers in our target industry sectors.

Comprehensive Content and Expertise Enabled by Technology: The Power of IHS

We believe the power of IHS – our comprehensive content and expertise – is manifested in our integrated industry solutions and customer workflows.

We develop our products and services based on our customers' needs in the target industry sectors and additional end markets we serve, in the workflows where our customers work, and where we have expertise. This combination of workflows and target industry sectors and additional end markets forms our customer framework. Our integrated solutions for customers in our target industries are combinations of products from across our workflows and industries that add distinct insight and help our customers be more productive and make better decisions. By connecting our capabilities to our customers' workflows across our target industries, we create new value by uniquely addressing capital and operating decisions across our customers' entire supply chains and each of their target markets globally.

Customer Framework

Industries

We have a diverse customer base, ranging from large entities such as governments and multinational companies to small companies and technical professionals that span many industries, geographies and end markets. We have developed substantial breadth and depth in four capital-intensive industry sectors:

- Energy and Natural Resources;
- Chemicals;
- Transportation; and
- Electronics.

We support large capital and operating decisions in these large global markets where we have significant information, expertise, knowledge, specialized tools and technologies. This capability also allows us to support a broad range of additional end markets globally that depend on these four industry sectors as critical elements of their supply chains or investment decisions. This creates large growth potential with a relatively fixed cost structure.

The target industry sectors have many attributes in common. They are large, complex industries on a global scale. They have significant annual capital and operating outlays, in good economic times and bad, measured in the trillions of dollars. These industries rely on information and make critical decisions based on the comprehensive content, expert analysis and the workflow tools and technologies we provide.

Workflows

We focus on how customers within our target industry sectors and end markets make daily operating and capital investment decisions. We identify specific customer functions and the use of information, insight, analysis, tools and technology in their daily workflows. We develop a deep understanding of these workflows and develop the information, expertise, software tools and technologies that integrate seamlessly with their decisions process to enhance their success. This is our daily mission at IHS. We focus on five customer workflows that cover the spectrum from executive and strategic decisions to daily operations:

- Strategy, Planning, and Analysis;
- Energy Technical;
- Product Design;
- Supply Chain; and
- EHS&S.

By offering a compelling suite of comprehensive information, insight and expert analysis, delivered by powerful and flexible software applications, built on scalable platforms that integrate with our customers' functional workflows, we become an important part of our customers' decision processes.

Our targeted workflows and sample roles are outlined below:

Workflow	***Example Roles***
Strategy, Planning, and Analysis	Strategic Planning, Corporate Development, M&A, Investment Analysis, Risk Assessment, Business Development, and Trading
Energy Technical	Geo-science, Petroleum Engineering
Product Design	Engineering, Design, Research and Development
Supply Chain	Procurement, Logistics, Operations, and Manufacturing
EHS&S	Sustainability, Regulatory, Environment, Health and Safety

Our Industries

We have developed substantial breadth and depth in four capital-intensive industry sectors that are highly inter-dependent and that have significant impact on a broad range of end markets globally. Our target industry sectors include:

Energy and Natural Resources

Energy and Natural Resources is one of the largest, most capital intensive industries in the world, investing over $3 trillion annually in capital expense. This industry sector includes specific industries such as Oil & Gas, Coal, and Power & Utilities. Our products and services offer unique value and insight to our customers in this industry sector across all five our workflows. This industry sector spends over $15 trillion, of which nearly 60% goes to our four target Industry Sectors. Energy and Natural Resources is also one of the largest expenses for companies in our other target industry sectors, Chemicals, Electronics and Transportation.

Chemicals

Highly inter-dependent with the Energy and Natural Resources and Electronics industries, Chemicals is also a large, global, capital intensive industry investing nearly $1 trillion annually in capital expense. Our products and services offer value to our customers across all of our workflows, except Energy Technical. The total sector spends nearly $4 trillion, over half of which goes to our four target Industry Sectors. Chemicals are a key input, and therefore one of the largest expenses, for customers in the Electronics Sector.

Electronics

Highly inter-dependent with the Chemicals and Transportation industries, Electronics is a global, capital intensive industry, also investing nearly $1 trillion annually in capital expense. This industry sector includes industries such as electronics equipment and parts and media. Our products and services add value to our customers across 4 of our 5 workflows. The total sector spends over $4 trillion, one-third of which goes to our four target Industry Sectors. Electronics are a key input to the Transportation sector, as well as being a substantial expense for Energy and Natural Resources as well as Chemicals.

Transportation

Highly inter-dependent with Electronics as well as the Energy and Natural Resources sector, Transportation is a global, capital intensive industry with capital investments of nearly $2 trillion annually in capital expense. This industry sector includes industries such as Aerospace & Defense,

Automotive, Logistics and Marine. Sector spend totals $9 trillion, half of which goes to our four target Industry Sectors. Our products and services add value to our customers across 4 of our 5 workflows.

In total, over $32 trillion annually is invested in and spent by our four target Industry Sectors in capital and operating expense.

Beyond our four target industry sectors, IHS also serves customers across a wide variety of additional end markets including Financials, Retail, Governments, National Defense, Construction, and Consumer products. These end markets depend on our four target industry sectors as critical elements of their supply chains, cost structures or investment decisions.

Our Workflows

Strategy, Planning and Analysis

IHS provides strategic and commercial professionals with information, research and tools that support a wide range of commercial decisions and processes, including capital investments, country-entry strategies, acquisitions, annual strategic planning processes and monthly/quarterly productions and sales forecasts. We support our customers primarily in heavy asset industries, where capital expenditure is significant, external macroeconomic and policy drivers are important drivers, and investment cycles are long. These industries require independent, authoritative and rigorous third-party market information and analysis as critical input into strategic decisions. Our offerings help our customers answer fundamental strategic questions such as "where to play?" and "how to win?" For instance:

- Our Energy Insight business provides oil and gas producers with strategic analysis on upstream opportunities; downstream operators with forecasts of supply and demand for all petroleum products; and the gas & power utility sector with research on energy policy and its impact on power supply and demand.
- IHS Automotive provides OEMs and the automotive supply chain with authoritative analysis and forecasts of sales and production for light vehicles, medium and heavy commercial vehicles, powertrain, components and technology systems across all major markets.
- We provide comparable solutions to our customers in the Electronics & Media, Chemicals, Aerospace & Defense and Maritime industries.
- All of our Strategy, Planning & Analysis solutions are underpinned by our Economic & Country Risk capabilities, which translate high-level macro-political drivers into industry-level demand forecasts and risk factors.

Energy Technical

Access to cost effective, reliable and safe energy sources is one of the most critical issues our society faces. We believe increased competition for global hydrocarbon energy sources, increased capital and operational costs required for their exploration, production, transportation, refining and ultimately delivery of the final product to end customers, drives demand for connected solutions consisting of raw data, information, insight, and relevant answer products. Supported by a robust service capability, we offer our customers a unique solution set enabling accurate, smart and fast critical decisions. Our offerings include information, software, and services to provide our customers with the answers they need, including:

- Production information on more than 90 percent of the world's oil and gas production in more than 100 countries;
- Oil and gas well data including comprehensive geological information on more than five million current and historic wells around the world;

- Energy activity data including comprehensive current and future seismic, drilling and development activities in more than 180 countries and 335 hydrocarbon-producing regions around the world;
- Information and research required for development of unconventional hydrocarbon resources – shale gas, coal bed methane, heavy oil, and more;
- Industry leading software applications with capabilities across the oil and gas asset chain: strategic planning, reconnaissance, geophysics, geology, production engineering, and production optimization;
- New software applications on mobile platforms to enable flexible access to our products and information; and
- Advisory and technical services provided to all sectors in oil and gas to assist customers in advancing their decisions.

Product Design

IHS Product Design solutions provide technical professionals with the information and insight required to more effectively design products, complete engineering projects and solve technical problems. Our goal is to be the source for critical information and insight for engineers, scientists, researchers and other technical professionals to help them make better decisions and solve complex problems more quickly. To do this, we provide critical technical information and tools to analyze and evaluate this content. Our offerings include:

- IHS Product Design, which is the largest provider of engineering and technical standards, codes and specifications, with over 1.5 million documents;
- IHS Engineering Science Data Unit (ESDU), which provides rapid access to industry "best practice" design methodologies and algorithms to enable engineers to deliver higher quality products more quickly;
- IHS GlobalSpec, which was acquired in 2012, and is the destination site for approximately 7 million technical professionals around the world to find critical information and insight on products, services and technologies; and
- IHS Goldfire, which was acquired in 2012 with Invention Machine, and is the solution for technical professionals to improve their ability to solve difficult problems faster and make better decisions through better search, capture and reuse of critical internal and external information, including information assets from IHS and IHS partners.

Supply Chain

IHS Supply Chain solutions provide industry-leading information, research and analysis, knowledge-enabled insight products, and advisory services that enable our customers to address the complex supply chain challenges of today's rapidly changing global economy. Our goal is to be "the source" for critical information, insight and tools for supply chain management and procurement executives, risk managers and materials management professionals as they develop and execute their strategies to minimize risk and maximize operational efficiency and profitability. Our offerings include:

- Critical insight and information essential to ensuring sustainable supply chain operations, including: market opportunity and risk, commodity pricing, availability of critical supply, geo-political risk, global regulatory compliance and global trade and transportation;
- Industry-leading solutions for evaluating and quantifying supplier viability, providing visibility to risk within multi-tiered supplier networks, across factors such as market presence, industry rankings, competition and partnership exposure, financial performance, a composite rating of geographic risk, and production vulnerabilities;

- Strategies and cost-effective solutions providing essential insight into events impacting critical material supply such as last-time buy notifications, counterfeit alerts, closing of a forge, or supply shortages resulting from conflict minerals; and
- Supply chain and supplier risk monitors built around industry standard value chain templates offering critical insight to key indicators that signal early detection of risk and empower adaptive mitigation strategies.

Environmental, Health, Safety & Sustainability

IHS EHS&S solutions advance critical decisions associated with environmental, health, and safety operational risk, product stewardship, greenhouse gas, and corporate social responsibility. We deliver information management capabilities that enable the convergence of EHS&S information and processes to provide metrics and analytics that promote operational excellence and cost reduction, as well as compliance assurance and non-financial performance management. Our EHS&S offerings include:

- Product Stewardship, which supports regulatory compliance in the areas of materials shipping, materials management and exposure regulations and standards. We help organizations maintain the ability to do business in current markets around the world and accelerate entry into new ones.
- Environmental Performance Management, which efficiently collects and calculates large volumes of asset-based data from multiple sources, making it possible to communicate progress against regulatory compliance goals along with environmental and energy reduction (GHG) performance improvement targets; and
- Operational Risk Management, which provides capabilities that standardize how to identify, analyze, mitigate and monitor risk, while providing a means to quickly and accurately understand business risk profiles and prevent potential employee, process safety or other operational disruptions.

Sales and Marketing

Our sales teams are organized to support our customers across three geographic segments: Americas, EMEA, and APAC. Thus, our customer-facing efforts are designed to be aligned with our customers and their local markets and are organized around our customers by industry and workflow in each region. "Customers First," our program to understand both current customer satisfaction levels and potential opportunities for improvement, provides additional direction to sales and marketing about key areas of focus.

Within each of our geographic segments, our sales force is organized based on the size of our customers, our expertise in key customer industries and our customers' functions. Our strategic account management teams address the needs of our largest customers. Other customers' sales and renewal efforts are served by our regional sales teams, e-commerce, and our network of channel partners.

New customer acquisition is largely conducted by our dedicated new business team. This team identifies potential new customer opportunities and develops the sales approach for larger new business opportunities. Our inside sales team pursues smaller new customer opportunities. We enhance our sales model with an e-commerce platform providing our customers and prospects the option to easily acquire ad-hoc reports via a low-touch, cost efficient online experience. We also use a network of channel partners to reach customers in locations where it is not cost-effective to use our sales teams or maintain a sales office. Our channel partner network represents less than five percent of our total revenue.

Our marketing organization defines IHS' marketing strategy and drives operational execution. A primary focus for marketing strategy is to drive IHS' vision enabling brand awareness, revenue acceleration and market leadership across our key industries and workflows for all products and services globally. Functionally, this includes corporate marketing, product marketing, field marketing and e-commerce marketing, delivering together an end-to-end marketing process that allow us to best understand the market opportunities for IHS through identification, evaluation and prioritization. This organization translates market perspectives and synthesizes IHS value into compelling positioning and messaging and the development of core marketing assets that are relevant to the buying process. Collectively, the organization works to articulate IHS as one consolidated voice to the market, syndicating and adapting for different target audiences and geography preferences to create urgency, relevance and interest. The organization's key deliverables are integrated marketing plans by each industry, solution and geography that details priorities, strategies, tactics, and metrics, to create a compelling customer experience that fulfills the IHS brand promise. The marketing organization is measured on brand awareness and thought leadership, pipeline generation, revenue contribution and customer satisfaction and is aligned and accountable to the delight of our customers and IHS profitable revenue growth.

Our product management teams are primarily responsible for ensuring that our offerings meet customer needs and provide innovative solutions. These teams conduct market research to understand customer needs and how our solutions can help them advance critical decisions, avoid risk, and improve business effectiveness. These teams bring deep vertical industry expertise to the rapidly changing market environments and the current and future impacts on both business and governments. This work allows us to improve current products, introduce new offerings, and extend our content and software capabilities to new markets and customer groups.

Acquisitions

Acquisitions play a key role in expanding our market leadership and driving profitable growth. We have acquired and integrated more than 50 businesses since 2005, including the acquisition of eight businesses in 2012. Our acquisition strategy is driven by a need to serve our customers' most pressing business issues at both the strategic and operating level, as well as our goal to deepen our expertise in our core focus areas. We believe our disciplined approach to acquisitions helps us identify opportunities that:

- Provide a strategic and synergistic fit by filling gaps within our targeted areas, adding capabilities to our suite of technologies and online tools, and enhancing our portfolio of products and services;
- Provide an opportunity to drive more customer value or product continuity with other offerings;
- Add a differentiated value proposition that would be difficult for us to replicate organically;
- Provide the opportunity to add to our human capital depth;
- Share our core values and have a complementary corporate culture; and
- Meet our financial criteria.

Competition

We believe the principal competitive factors in our business include the following:

- Depth, breadth, timeliness, and accuracy of information provided;
- Quality of decision-support tools and services;
- Quality and relevance of our analysis and insight;

- Ease of use;
- Customer support; and
- Value for price.

We believe that we compete favorably on each of these factors. Although we do not believe that we have a direct competitor across all of our workflows, we do face competition in specific industries or with respect to specific offerings within our workflows, as described below.

Strategy, Planning, and Analysis	Our Strategy, Planning, and Analysis offerings compete in the Energy market with offerings from Wood Mackenzie, Ltd., and PIRA Energy Group, among others; in the Automotive market with offerings from LMC Automotive and R. L. Polk, among others; and in the Chemicals market with offerings from Reed Elsevier PLC and Chemical Data L.P., among others. Our economic and country risk and forecasting offerings compete with offerings from the Economist Intelligence Unit, Moody's Corporation, and certain offerings from McGraw-Hill, Gannett, Forecast International, and Control Risks Group, among others.
Energy Technical	Our Energy Technical critical information offerings compete with offerings from Drilling Info, Inc., TGS-Nopec Geophysical Company, Wood Mackenzie Ltd. and Deloitte Touche Tohmatsu Limited, among others. Our geo-sciences software competes with products from Schlumberger Limited, Halliburton Company, and LMKR, among others.
Product Design	Our Product Design offerings compete with offerings of SAI Global, Techstreet and the standards developing organizations, among others.
Supply Chain	Our Supply Chain offerings in the Technology, Media and Telecommunications markets compete against offerings from Gartner, and electronics offerings compete with supply chain offerings from Arrow Electronics and information from parts manufacturers and distributors, as well as a range of specialized niche players in each market.
EHS&S	Our EHS&S offerings compete with offerings from SAP and Enablon, among others.

Government Contracts

We sell our products to various government agencies and entities. No individual contract is significant to our business. Although some of our government contracts are subject to terms that would allow renegotiation of profits or termination at the election of the government, we believe that no renegotiation or termination of any given contract or subcontract at the election of the government would have a material adverse effect on our financial results.

Intellectual Property

We rely heavily on intellectual property, including the intellectual property we own and license. We regard our trademarks, copyrights, licenses, and other intellectual property as valuable assets and use intellectual property laws, as well as license and confidentiality agreements with our employees, dealers, and others, to protect our rights. In addition, we exercise reasonable measures to protect our intellectual property rights and enforce these rights when we become aware of any potential or actual violation or misuse.

Intellectual property licensed from third parties, including standards development organizations (SDOs), is a component of our offerings and, in many cases, cannot be independently replaced or recreated by us or others. We have longstanding relationships with most of the third parties, including SDOs, government agencies, and manufacturers, from whom we license information. Almost all of the licenses that we rely upon are nonexclusive and expire within one to two years unless renewed.

We maintain registered trademarks in jurisdictions around the world. In addition, we have obtained patents and applied for patents in the United States, primarily related to our software business portfolio, including SMT, ODS-Petrodata, and Invention Machine. For more information relating to our intellectual property rights, see "Risk Factors – We may not be able to protect intellectual property rights."

Employees

As of November 30, 2012, we had more than 6,000 employees located in 31 countries around the world. With the exception of a group of employees based in Brazil, none of our employees are represented by a collective bargaining agreement. We consider our employee relations to be good.

Financial Information about Segments and Geographic Area

See "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 19" of our Notes to Consolidated Financial Statements for information with respect to each segment's revenues, operating income, and total assets and for information with respect to our revenues and long-lived assets for the U.S., individual material foreign countries, and the rest of the world in aggregate.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available, without charge, on our website, *www.ihs.com*, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. We have also posted our code of ethics on our website. Copies of each of these documents are also available, without charge, from IHS Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

We routinely post important information on our website under the "Investor Relations" link, so please check *www.ihs.com*.

Item 1A. Risk Factors

In addition to the other information provided in this Form 10-K, you should carefully consider the risks described in this section. The risks described below are not the only risks that could impact our business; other risks currently deemed minor or additional risks not currently known to us could also impact our business. These and other factors could materially and adversely impact the value of your investment in our shares, meaning that you could lose all or part of your investment.

Note that this section includes forward-looking statements and future expectations as of the date of this annual report. This discussion of Risk Factors should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes in Part II of this Form 10-K.

Achieving our growth objectives may prove unsuccessful.

Our objectives to achieve growth include enhancing our offerings to meet the needs of our customers through organic development, cross-selling our products across our existing customer base and acquiring new customers, entering into strategic partnerships, and acquisitions. One factor that may adversely affect our growth rates is continued global economic uncertainty. Our non-subscription business in particular may be adversely impacted by decisions by our existing customers and potential new customers to defer capital spending decisions in uncertain economic environments. If we are unable to successfully meet our objectives, our growth rates could be adversely affected.

If we are unable to consistently renew subscriptions for our offerings, our results could weaken.

The majority of our revenue is based on subscriptions to our offerings. In 2012, we derived 76% of our revenues from subscriptions, most of which were for a term of one year. Our operating results depend on our ability to achieve and sustain high annual renewal rates on our existing subscription base and to enter into new subscription arrangements at acceptable prices and other commercially acceptable terms. Failure of one or more of those subscription objectives could have a material adverse effect on our business, financial condition, and operating results.

The loss of, or the inability to attract and retain, key personnel could impair our future success.

Our future success depends to a large extent on the continued service of our employees, including our experts in research and analysis and other areas, as well as colleagues in sales, marketing, product development, critical operational roles, and management, including our executive officers. We must maintain our ability to attract, motivate, and retain highly qualified colleagues in order to support our customers and achieve business results. The loss of the services of key personnel and our inability to recruit effective replacements or to otherwise attract, motivate, or retain highly qualified personnel could have a materially adverse effect on our business, operating results, and financial condition.

We could experience system failures, capacity constraints, or security breaches that could negatively impact our business.

Our ability to provide reliable service largely depends on the efficient and uninterrupted operation of complex systems, relying on people, process, and technology to function effectively. Some elements of these systems have been outsourced to third-party providers. Some of our systems have been consolidated for the purpose of enhancing scalability and efficiency, which increases our dependency on a smaller number of systems. Any significant interruption to, or failure of, our systems could result in significant expense to repair or replace equipment or facilities, loss of customers, and harm to our business and reputation. Interruption could result from a wide variety of causes, including the possibility of failures at third-party data centers, disruptions to the Internet, malicious attacks, and the loss or failure of other systems over which we have no control. More sophisticated and targeted computer crime poses a risk to the security of our systems and products. While we have taken and are taking reasonable steps to prevent and mitigate the damage of such events, including implementation of system security measures, information backup and disaster recovery processes, those steps may not be effective and there can be no assurance that any such steps can be effective against all possible risks. Access to our systems as a result of a security breach, the failure of our systems, or the loss of data could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations, and damage our reputation, which could adversely affect our business in lost sales, fines, or lawsuits. In addition, our property and business interruption insurance may not be adequate to compensate us for all losses, failures, or breaches that may occur.

If we are unable to successfully identify or effectively integrate acquisitions, our financial results may be adversely affected.

As we continue pursuing selective acquisitions to support our business and growth strategy, we seek to be a disciplined acquirer, and there can be no assurance that we will be able to identify suitable candidates for successful acquisition at acceptable prices. In addition, our ability to achieve the expected returns and synergies from our past and future acquisitions and alliances depends in part upon our ability to effectively integrate the offerings, technology, sales, administrative functions, and personnel of these businesses into our business. We cannot assure you that we will be successful in integrating acquired businesses or that our acquired businesses will perform at the levels we anticipate. In addition, our past and future acquisitions may subject us to unanticipated risks or liabilities or disrupt our operations.

We depend on content obtained through agreements with third parties to support certain of our offerings, and the failure to maintain these agreements on commercially reasonable terms could prove harmful to our business.

Certain of our offerings include content that is either purchased or licensed from third parties. In particular, our industry standards offerings that are part of our Product Design workflow rely on information licensed from SDOs. Offerings that rely upon SDO information accounted for less than 20% of our total revenue in 2012. We believe that the content licensed from many of these third parties, including the SDOs, cannot be obtained from alternate sources on favorable terms, if at all. Our license agreements with these third parties are generally nonexclusive and many are terminable on less than one year's notice. In addition, many of these third parties, including the SDOs, compete with one another and us. As a result, we may not be able to maintain or renew these agreements at cost-effective prices, or these third parties might restrict or withdraw their content from us for competitive or other reasons, which could adversely affect the quality of our offerings and our business, operating results, and financial condition.

Our strategic investments and cost reduction initiatives may not result in anticipated savings or more efficient operations.

Over the past several years, including in 2012, we implemented significant strategic initiatives to reduce our cost structure, standardize our operations, and improve our ability to grow. Certain of our most significant investments, including our business transformation initiative to consolidate and standardize our sales force automation, lead to cash, and all supporting systems (which we call "Vanguard") and investments in infrastructure to support our growth strategy, are still in implementation phases. In addition to new platforms and systems, we are deploying new processes and many of our colleagues across the business are changing the way they perform certain roles to capture efficiencies. We must also continue to invest in enhancements to our existing products and development of new products to meet the needs of our customers and differentiate our offerings from those of our competitors. There is a risk that we may not realize the full potential benefit of these investments and that implementation of our strategic initiatives may be disruptive to our operations.

We may not be able to protect intellectual property rights.

We rely on copyright laws and nondisclosure, license, and confidentiality arrangements to protect our proprietary rights as well as the intellectual property rights of third parties whose content we license. However, we cannot assure you that the steps we have taken to protect our intellectual property rights, and the rights of those from whom we license intellectual property, are adequate to prevent unauthorized use, misappropriation, or theft of our intellectual property. There is a risk that we may not be able to detect unauthorized uses or take timely and effective steps to remedy unauthorized conduct. In particular, a portion of our revenues are derived from jurisdictions where adequately protecting intellectual property rights may prove more challenging or impossible. To prevent or respond to unauthorized uses of our intellectual property, we might be required to engage in costly and time-consuming litigation and we may not ultimately prevail.

We may be exposed to litigation related to content we make available to customers and we may face legal liability or damage to our reputation if our customers are not satisfied with our offerings or if our offerings are misused.

Our business relies on licensing and delivering intellectual property to our customers and obtaining intellectual property from our suppliers. Accordingly, we may face potential liability for, among other things, breach of contract, negligence, and copyright and trademark infringement. Even litigation or infringement claims that lack merit may expose us to material expense or reputational damage. Damage to our reputation for any reason could adversely affect our ability to attract and retain customers, employees, and information suppliers. In addition, if the information in our offerings is incorrect for any reason, or if it is misused or used inappropriately, we could be subject to reputational damage or litigation that could exceed the value of any insurance and adversely affect our business.

We rely on independent contractors and third parties whose actions could have a materially adverse effect on our business.

We obtain some of our critical information from independent contractors, particularly for offerings that support our Energy products and several of our country risk offerings. In addition, we rely on third-party dealers to sell our offerings in locations where we do not maintain a sales office or sales teams. We are limited in our ability to monitor and direct the activities of our independent contractors, but if any actions or business practices of these individuals or entities violate our policies or procedures or are otherwise deemed inappropriate or illegal, we could be subject to litigation, regulatory sanctions, or reputational damage, any of which could have a materially adverse effect on our business.

As part of our strategic business model, we outsource certain operations and engage independent contractors to perform work in various locations around the world. For example, we outsourced certain of our data hosting and certain functions involving our data transformation process to business partners who we believe offer us deep expertise in these areas, as well as scalability and cost effective services. By entering into these independent contractor arrangements and relying on them for critical business functions, we face risks that one or more independent contractors may unexpectedly cease operations, that they may perform work that deviates from our standards, that events in a given region may disrupt the independent contractor's operations, or that we may not be able to adequately protect our intellectual property. If these or other unforeseen risks were to occur, they could adversely affect our business.

We operate in competitive markets, which may adversely affect our market share and financial results.

While we do not believe that we have a direct competitor across all of our workflows and industry solutions, we face competition in specific industries and with respect to specific offerings. We may also face competition from organizations and businesses that have not traditionally competed with us but that could adapt their products and services or utilize significant financial and information-gathering resources, recognized brands or technological expertise to begin competing with us. We believe that competitors are continuously enhancing their products and services, developing new products and services, and investing in technology to better serve the needs of their existing customers and to attract new customers. Increased competition may require us to reduce the prices of our offerings or make additional capital investments that could adversely affect our margins.

Some of the critical information we use in our offerings is publicly available in raw form at little or no cost.

The Internet, widespread availability of sophisticated search engines, and pervasive wireless data delivery have simplified the process of locating, gathering, and disseminating data, potentially diminishing the perceived value of our offerings. While we believe our offerings are distinguished by such factors as currency, accuracy and completeness and our analysis and other added value, if users choose to obtain the information they need from public or other sources, our business, financial condition, and results of operations could be adversely and materially affected.

Our brand and reputation are key assets and competitive advantages of our Company and our business may be affected by how we are perceived in the marketplace.

Our ability to attract and retain customers is affected by external perceptions of our brand and reputation. Reputational damage from negative perceptions or publicity could damage our reputation with customers, prospects, and the public generally. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could have a material adverse effect on our business and financial results.

Our international operations are subject to exchange rate fluctuations and other risks relating to world-wide operations.

We operate in more than 100 countries around the world and a significant part of our revenue comes from international sales. In 2012, we generated approximately 50% of our revenues from sales outside the United States. We earn revenues, pay expenses, own assets, and incur liabilities in countries using currencies other than the U.S. dollar, including, among others, the British Pound, the Canadian Dollar, and the Euro. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income, expenses, and the value of assets and liabilities into U.S. dollars at exchange rates in effect during or at the end of each reporting period. We may use derivative financial instruments to reduce our net exposure to currency exchange rate fluctuations. Nevertheless, increases or decreases in the value of the U.S. dollar against other major currencies can materially affect our net operating revenues, operating income, and the value of balance sheet items denominated in foreign currencies.

Operating in many jurisdictions around the world, we may be affected by changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment; unexpected changes in regulatory requirements; social, political, labor, or economic conditions in a specific country or region; and difficulties in staffing and managing local operations. We must also manage the uncertainties of obtaining data and creating solutions that are relevant to particular geographic markets; differing levels of intellectual property protection in various jurisdictions; and restrictions or limitations on the repatriation of funds. In addition, as we operate our business around the world, we must manage the potential conflicts between locally accepted business practices in any given jurisdiction and our obligations to comply with anti-corruption regulations applicable to us, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act. While we implement policies and procedures intended to promote and facilitate compliance with all applicable laws, our employees, contractors, and agents, as well as those independent companies to which we outsource certain business operations, may take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have an adverse effect on our business and reputation.

Our inability to manage some or all of these risks of operating a global business could have a materially adverse effect on our business, operating results, and financial condition.

Our business performance might not be sufficient for us to meet the full-year financial guidance that we provide publicly.

We provide full-year financial guidance to the public based upon our assumptions regarding our expected financial performance. For example, we provide assumptions regarding our ability to grow revenue and to achieve our profitability targets. While we believe that our annual financial guidance provides investors and analysts with insight to our view of the company's future performance, such financial guidance is based on assumptions that may not always prove to be accurate and may vary from actual results. If we fail to meet the full-year financial guidance that we provide, or if we find it necessary to revise such guidance during the year, the market value of our common stock could be adversely affected.

The price of our common stock may be volatile and may be affected by market conditions beyond our control.

Our share price is likely to fluctuate in the future because of the volatility of the stock market in general and a variety of factors, many of which are beyond our control. Market fluctuations could result in volatility in the price of shares of our common stock, one possible outcome of which could be a decline in the value of your investment. In addition, if our operating results fail to meet the expectations of stock analysts or investors, or if we are perceived by the market to suffer material business or reputational damage, we may experience a significant decline in the trading price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our Facilities

Our colleagues work in offices at 118 locations around the world, comprised of 56 offices in the Americas (45 in the United States), 35 offices in EMEA, and 27 offices in APAC. We own the buildings at three of our facilities, including our headquarters in Englewood, Colorado, and two other office locations. All of our other facilities are leased with terms ranging from month-to-month at several locations to an expiration date in 2024 for one of our facilities. We believe that our properties, taken as a whole, are in good operating condition, are suitable and adequate for our current business operations, and that additional or alternative space will be available on commercially reasonable terms for future use and expansion.

Item 3. Legal Proceedings

From time to time, we are involved in litigation, most of which is incidental to our business. In our opinion, no litigation to which we currently are a party is likely to have a material adverse effect on our results of operations or financial condition.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock is quoted on the New York Stock Exchange under the symbol "IHS." The following table sets forth for the indicated periods the high and low sales prices per share for our Class A common stock on the New York Stock Exchange:

Fiscal Year 2012 Quarters Ended:	High	Low
February 29, 2012	$ 94.74	$81.98
May 31, 2012	103.25	91.20
August 31, 2012	115.33	96.00
November 30, 2012	118.93	83.02

Fiscal Year 2011 Quarters Ended:	High	Low
February 28, 2011	$ 85.49	$72.05
May 31, 2011	89.87	81.95
August 31, 2011	89.59	67.88
November 30, 2011	89.64	69.70

We have been advised by our transfer agent, American Stock Transfer, that we had 8 holders of record of our Class A Common Stock as of January 2, 2013. Based on reports of security position listings and the number of proxies requested by brokers in conjunction with the prior year's annual meeting of stockholders, we believe we have more than 24,000 beneficial holders of our Class A Common Stock.

Our authorized capital stock consisted of 160,000,000 shares of Class A common stock. The holders of our Class A common stock are entitled to one vote per share.

Dividend Policy

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and we do not anticipate paying any dividends in the foreseeable future. We have not previously paid a dividend.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of the end of fiscal year 2012 with respect to compensation plans under which equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plans approved by security holders	3,684,631 (1)	37.65 (2)	3,799,984 (3)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,684,631	37.65	3,799,984

(1) Includes (a) 2,712,126 restricted stock units and performance stock units at target performance levels that were issued with no exercise price or other consideration, (b) 804,921 shares reserved for issuance if above target performance levels on performance-based stock units are met, (c) 127,809 deferred stock units payable to non-employee directors upon their termination of service; (d) 30,775 restricted stock units that are payable in cash; and (d) 9,000 stock options.

(2) Calculation of the weighted-average exercise price is only for the 9,000 stock options described in footnote 1 above.

(3) Includes shares surrendered to the Company upon vesting of time- and performance-based restricted stock units for a value equal to their minimum statutory tax liability.

Issuer Purchases of Equity Securities

The following table provides detail about our share repurchases during the three months ended November 30, 2012. See Note 16 of our Notes to Consolidated Financial Statements for information regarding our stock repurchase programs.

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (in thousands) (3)
September 2012:				
Share repurchase program(1)	—	$ —	—	$ —
Employee transactions(2)	6	$117.27	N/A	N/A
October 2012:				
Share repurchase program(1)	276,522	$ 88.48	276,522	$75,532
Employee transactions(2)	27,757	$ 96.21	N/A	N/A
November 2012:				
Share repurchase program(1)	286,699	$ 88.32	286,699	$50,211
Employee transactions(2)	57,146	$ 87.62	N/A	N/A
Total share repurchases	648,130	$ 88.67	563,221	

(1) In March 2011, our board of directors authorized the repurchase of up to one million common shares per fiscal year in the open market (the March 2011 Program). We may execute on this program at our discretion, balancing dilution offset with other investment opportunities of the business, including acquisitions. The March 2011 Program does not have an expiration date.

In October 2012, our board of directors authorized the repurchase of common shares with a maximum aggregate value of $100 million (the October 2012 Program). We may repurchase common shares in open market purchases or through privately negotiated transactions in compliance with Exchange Act Rule 10b-18, subject to market conditions, applicable legal requirements, and other relevant factors. The October 2012 Program does not obligate us to repurchase any dollar amount or number of common shares, and it may be suspended at any time at our discretion.

(2) Amounts represent common shares surrendered by employees in an amount equal to the statutory tax liability associated with the vesting of their equity awards. We then pay the statutory tax on behalf of the employee. Our board of directors approved this program in 2006 in an effort to reduce the dilutive effects of employee equity grants.

(3) Amounts represent remaining dollar value of common shares that may yet be purchased under the October 2012 Program. In addition, the March 2011 Program allows us to repurchase up to one million additional common shares per fiscal year. Since no common shares were repurchased under the March 2011 Program in fiscal 2012, at the end of September 2012, October 2012, and November 2012, there were one million common shares that may yet have been purchased under the March 2011 Program.

Performance Graph

The following graph compares our total cumulative stockholder return with the Standard & Poor's Composite Stock Index (S&P 500) and a peer index representing the total price change of The Dun & Bradstreet Corporation; Equifax Inc.; FactSet Research Systems Inc.; Gartner, Inc.; The McGraw-Hill Companies, Inc.; Moody's Corporation; MSCI Inc.; Reed Elsevier plc; Nielsen Holdings N.V.; Solera Holdings, Inc.; Thomson Reuters Corporation; and Verisk Analytics, Inc.

The graph assumes a $100 cash investment on November 30, 2007 and the reinvestment of all dividends (which we did not pay). This graph is not indicative of future financial performance.

Comparison of Cumulative Total Return Among IHS Inc., S&P 500 Index, and Peer Group

Value of $100.00 investment in stock or index:

	11/30/2007	11/30/2008	11/30/2009	11/30/2010	11/30/2011	11/30/2012
IHS Inc.	**100.00**	**51.74**	**71.69**	**103.11**	**126.01**	**131.37**
Peer Group	**100.00**	**70.33**	**91.40**	**108.19**	**115.33**	**133.64**
S&P 500	**100.00**	**60.51**	**73.97**	**79.71**	**84.19**	**95.61**


IHS Inc.
S&P 500
Peer Group
$150
$125
$100
$75
$50
$25
$-
Dollars
11.30.07
11.30.08
11.30.09
11.30.10
11.30.11
11.30.12

Item 6. Selected Financial Data

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this Form 10-K.

	Years Ended November 30,				
	2012	2011	2010	2009	2008
	(in thousands, except for per share amounts)				
Statement of Operations Data:					
Revenue	$1,529,869	$1,325,638	$1,057,742	$ 953,699	$ 832,276
Income from continuing operations	158,149	135,289	133,517	125,003	51,093
Income from discontinued operations	19	126	4,223	3,012	3,793
Net income	158,168	135,415	137,740	128,015	54,886
Net income attributable to IHS Inc.	$ 158,168	$ 135,415	$ 137,740	$ 125,871	$ 54,873
Basic earnings per share:					
Income from continuing operations attributable to IHS Inc.	$ 2.40	$ 2.08	$ 2.09	$ 1.95	$ 0.82
Income from discontinued operations	—	—	0.07	0.05	0.06
Net income attributable to IHS Inc.	$ 2.40	$ 2.09	$ 2.15	$ 2.00	$ 0.88
Diluted earnings per share:					
Income from continuing operations attributable to IHS Inc.	$ 2.37	$ 2.06	$ 2.06	$ 1.92	$ 0.81
Income from discontinued operations	—	—	0.07	0.05	0.06
Net income attributable to IHS Inc.	$ 2.37	$ 2.06	$ 2.13	$ 1.97	$ 0.87
Balance Sheet Data (as of period end):					
Cash and cash equivalents	$ 345,008	$ 234,685	$ 200,735	$ 124,201	$ 31,040
Total assets	3,549,211	3,073,037	2,155,702	1,675,588	1,436,180
Total long-term debt and capital leases	890,922	658,911	275,095	141	—
Total stockholders' equity	1,584,358	1,384,729	1,176,081	1,013,678	801,055

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

As described in the "Forward-Looking Statements" section at the start of this Form 10-K, we make forward-looking statements throughout this report. These forward-looking statements generally are identified by the use of the words "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of these terms, and other similar expressions. Forward-looking statements are based on current expectations, assumptions, and projections that are subject to risks and uncertainties, which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is outlined under the "Risk Factors" section elsewhere in this Form 10-K. We do not intend to update or publicly revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

The following discussion of our financial condition and operating results should be read in conjunction with "Selected Financial Data," our consolidated financial statements and accompanying notes included in this Form 10-K, and important information and disclosure that we routinely post to our website (www.ihs.com).

Executive Summary

Business Overview

We are a leading source of information, insight and analytics in critical areas that shape today's business landscape. Businesses and governments in more than 165 countries around the globe rely on our comprehensive content, expert independent analysis and flexible delivery methods to make high-impact decisions and develop strategies with speed and confidence. We have been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, we are committed to sustainable, profitable growth and employ more than 6,000 people in 31 countries around the world.

Inherent in all of our strategies is a firm commitment to put our customers first in everything that we do. We believe that maintaining a disciplined "outside-in" approach will allow us to better serve our customers and our stockholders. To achieve that goal, we have organized our business around our customers and the geographies in which they reside: Americas, EMEA, and APAC. This structure allows us to tailor and expand the solutions we offer to meet the unique needs of our customers both globally and in local markets.

Subscriptions represent over 75% of our total revenue. We sell our offerings primarily through subscriptions, which tend to generate recurring revenue and cash flow for us. Our subscriptions are usually for one-year periods and we have historically seen high renewal rates. Subscriptions are generally paid in full within one or two months after the subscription period commences; as a result, the timing of our cash flows generally precedes the recognition of revenue and income.

Our business has seasonal aspects. Our fourth quarter typically generates our highest quarterly levels of revenue and profit. Conversely, our first quarter generally has our lowest levels of revenue and profit. We also experience event-driven seasonality in our business; for instance, IHS CERAWeek, our annual energy executive gathering, is held during our second quarter. Another example is the triennial release of the Boiler Pressure Vessel Code (BPVC) engineering standard, which generates revenue for us predominantly in the third quarter of every third year. The BPVC benefit most recently occurred in the third quarter of 2010.

During 2012, we invested in our people, platforms, processes, and products at a significant rate through a series of initiatives designed to boost colleague productivity, increase efficiencies, develop new and enhanced products, and create scalable platforms designed to accommodate future revenue growth without having to incur proportional increases in costs to support that growth. These initiatives include, but are not limited to:

- Vanguard – Vanguard is our plan for consolidating and standardizing billing systems, general ledgers, sales-force automation capabilities, and all supporting business processes. We are implementing Vanguard through a series of releases, which commenced in the summer of 2011 and are expected to be completed by the end of calendar 2013. In early December 2012, we implemented our fourth release, and we now have approximately 70% of our revenue transactions flowing through the Vanguard system.
- Product development – In 2012, we had a significant number of new product introductions and enhancements. We continue to focus on product development and expect to have a significant number of new product introductions and enhancements in 2013 as well.
- Customer Care Centers of Excellence – Our three regional Customer Care Centers of Excellence are now fully operational. These centers consolidate customer-care and transaction-processing capabilities, and simplify and standardize our approach to providing dedicated customer service.

Global Operations

Approximately 50% of our revenue is transacted outside of the United States; however, only about 30% of our revenue is transacted in currencies other than the U.S. dollar. As a result, a strengthening U.S. dollar relative to certain currencies has a negative impact on our revenue; conversely, a weakening U.S. dollar has a positive impact on our revenue. However, the impact on operating income is diminished due to certain operating expenses denominated in currencies other than the U.S. dollar. Our largest foreign currency exposures, in order of magnitude, are the British Pound, the Canadian Dollar, and the Euro. See "Qualitative and Quantitative Disclosures About Market Risk – Foreign Currency Exchange Rate Risk" for additional discussion of the impacts of foreign currencies on our operations.

Key Performance Indicators

We believe that revenue growth, Adjusted EBITDA (both in dollars and margin), and free cash flow are the key measures of our success. Adjusted EBITDA and free cash flow are non-GAAP financial measures (as defined by the rules of the Securities and Exchange Commission) that are further discussed in the following paragraphs.

Revenue growth. We review year-over-year revenue growth in our segments as a key measure of our success in addressing customer needs in each region of the world in which we operate. We measure revenue growth in terms of organic, acquisitive, and foreign currency impacts. We define these components as follows:

- Organic – We define organic revenue growth as total revenue growth from continuing operations for all factors other than acquisitions and foreign currency. We drive this type of revenue growth through value realization (pricing), expanding wallet share of existing customers through up-selling and cross-selling efforts, securing new customer business, and through the sale of new offerings.
- Acquisitive – We define acquisition-related revenue as the revenue generated from acquired products and services from the date of acquisition to the first anniversary date of that acquisition. This type of growth comes as a result of our strategy to purchase, integrate, and leverage the value of assets we acquire.

- Foreign currency – We define the foreign currency impact on revenue as the difference between current revenue at current exchange rates and current revenue at the corresponding prior period exchange rates. Due to the significance of revenue transacted in foreign currencies, we measure the impact of foreign currency movements on revenue.

We also review revenue by transaction type. Understanding revenue by transaction type helps us identify broad changes in product mix. We summarize our transaction type revenue into the following two categories:

- *Subscription revenue* represents the significant majority of our revenue, and is comprised of subscriptions to our various information offerings and software maintenance.
- *Non-subscription revenue* represents consulting services (e.g., research and analysis, modeling, and forecasting), single-document product sales, software license sales and associated services, conferences and events, and advertising. Our non-subscription products and services are an important part of our business because they complement our subscription business in creating strong and comprehensive customer relationships.

Non-GAAP measures. We use non-GAAP financial measures such as Adjusted EBITDA and free cash flow in our operational and financial decision-making, and believe that such measures allow us to focus on what we deem to be more reliable indicators of ongoing operating performance (Adjusted EBITDA) and our ability to generate cash flow from operations (free cash flow). We also believe that investors may find non-GAAP financial measures useful for the same reasons, although we caution readers that non-GAAP financial measures are not a substitute for GAAP financial measures or disclosures. None of these non-GAAP financial measures are recognized terms under GAAP and do not purport to be an alternative to net income or operating cash flow as an indicator of operating performance or any other GAAP measure. Throughout this section on management's discussion and analysis and on our IHS website, we provide reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

Adjusted EBITDA. EBITDA and Adjusted EBITDA are used by many of our investors, research analysts, investment bankers, and lenders to assess our operating performance. For example, a measure similar to Adjusted EBITDA is required by the lenders under our term loans and revolving credit agreement. We define EBITDA as net income plus or minus net interest, plus provision for income taxes, depreciation, and amortization. Our definition of Adjusted EBITDA further excludes (i) non-cash items (e.g., stock-based compensation expense) and (ii) items that management does not consider to be useful in assessing our operating performance (e.g., acquisition-related costs, restructuring charges, income or loss from discontinued operations, pension settlement and mark-to-market adjustments, and gain or loss on sale of assets).

Free Cash Flow. We define free cash flow as net cash provided by operating activities less capital expenditures. We define Adjusted Free Cash Flow as free cash flow plus the pension deficit funding we contributed in early 2012.

Because not all companies use identical calculations, our presentation of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies. However, these measures can still be useful in evaluating our performance against our peer companies because we believe the measures provide users with valuable insight into key components of GAAP financial disclosures. For example, a company with higher GAAP net income may not be as appealing to investors if its net income is more heavily comprised of gains on asset sales. Likewise, eliminating the effects of interest income and expense moderates the impact of a company's capital structure on its performance.

Business Combinations

During the year ended November 30, 2012, we completed eight business combinations for a total purchase price of approximately $306 million. During the year ended November 30, 2011, we completed five primary business combinations for a total purchase price of approximately $730 million. During the year ended November 30, 2010, we completed seven business combinations for a total purchase price of approximately $335 million. Our consolidated financial statements include the results of operations and cash flows for these business combinations beginning on their respective dates of acquisition.

Acquisitions are a key part of our growth strategy, and we expect that they will continue to be very important for us. We focus on acquisitions that have long-term growth potential, target high-growth markets, and fill a strategic need in our business portfolio as we seek to provide comprehensive solutions to our customers. Timely integration of these acquisitions provides us with increased organic growth potential as we connect these offerings for our customers.

Pricing information

We customize many of our sales offerings to meet individual customer needs and base our pricing on a number of factors, including the number of customer locations, the number of simultaneous users, and the breadth of the content to be included in the offering. Because of the level of offering customization we employ, it is difficult for us to evaluate pricing impacts on a period-to-period basis. This analysis is further complicated by the fact that the offering sets purchased by customers are often not constant between periods. As a result, we are not able to precisely differentiate between pricing and volume impacts on changes in revenue.

Other Items

Cost of operating our business. We incur our cost of revenue primarily to acquire, manage, and deliver our offerings. These costs include personnel, information technology, and occupancy costs, as well as royalty payments to third-party information providers. Royalty payments are based on the level of subscription sales from certain product offerings. Our sales, general, and administrative expenses include wages and other personnel costs, commissions, corporate occupancy costs, and marketing costs.

A large portion of our operating expenses are not directly commensurate with volume sold, particularly in our subscription-based business. Some of our revenue is driven from the sale of specifications and standards; a portion of this content is obtained from standards development organizations.

Stock-based compensation expense. We issue equity awards to our employees, almost exclusively restricted stock units, for which we record cost over the respective vesting periods. The typical vesting period is three years, and none of the grants exceed eight years. As of November 30, 2012, we had approximately 2.8 million stock-based awards outstanding, of which approximately 1.1 million were performance-based awards. The majority of the annual grants for our highest-ranking employees are performance-based awards. The vesting of the performance shares granted in 2011 and 2012 is principally based on achieving certain financial performance levels during fiscal years 2013 and 2014.

As of November 30, 2012, we believe that the target number of shares issuable for the 2013 and 2014 fiscal years will vest based on meeting certain performance targets. Using these estimates in addition to estimated 2013 grants, projected stock-based compensation expense for 2013 is expected to be approximately $138-142 million. Grant date fair values that differ from our projections or a change in the actual performance levels that we achieve could result in a change in the actual amount of stock-based compensation that we recognize. For example, in the event we do not achieve the projected performance metrics for 2013 or 2014, our stock-based compensation expense could decrease. Conversely, if we exceed the projected performance metrics, our stock-based compensation could increase.

Pension and postretirement benefits. We provide the following pension and postretirement plans:

- U.S. Retirement Income Plan (U.S. RIP) – this closed defined-benefit plan covers the majority of our employees in the United States.
- U.K. Retirement Income Plan (U.K. RIP) – this frozen defined-benefit plan covers a limited number of our employees in the United Kingdom.
- Postretirement medical plan – this plan is a contributory plan that provides access to group rates for U.S. employees who meet specified conditions.
- Supplemental Income Plan (SIP) – this plan is a non-qualified pension plan for certain company personnel.

During 2011, we undertook a comprehensive review of our U.S. RIP designed to ensure that we maintained market-competitive employee benefits while decreasing volatility. As a result of our analysis, we took the following steps in 2011 and 2012:

- *Settled certain pension obligations.* In 2011, we settled retiree obligations by purchasing annuities for the retiree population from a third-party insurer. In 2012, we offered lump-sum buyouts to former colleagues who are not yet receiving benefits, with nearly 60% of the eligible participants accepting the offer. The combination of these settlements resulted in a significant reduction in our pension obligations and assets, allowing us to reduce volatility in the plan.
- *Changed our pension plan investment strategies.* Our pension plan investment strategy now creates a better match of our pension assets and pension obligations. Approximately 75% of our U.S. RIP assets are now invested in fixed income securities with durations similar to the expected timing of pension obligation payouts.
- *Changed our pension accounting policy.* In 2011, we changed our pension accounting policy to an accelerated recognition method that recognizes gains and losses in the income statement more quickly than under the previous method, including a mark-to-market pension adjustment that we record in the fourth quarter of each year.
- *Accelerated funding of plan contributions.* We accelerated plan funding by contributing approximately $65 million to the plan in December 2011, the first month of our fiscal 2012. Approximately $57 million of this contribution allowed us to bring all deficit funding current through November 30, 2011 and pay fees and expenses associated with the third-party annuity contracts, with the remaining $8 million used to fund estimated 2012 pension costs. In December 2012, the first month of our fiscal 2013, we contributed approximately $10 million to the U.S. RIP to fund estimated 2013 pension costs.
- *Closed the plan to future participants.* In the first quarter of fiscal 2012, we made the decision to close the U.S. RIP to new participants effective January 1, 2012. In place of the U.S. RIP benefits, colleagues hired after January 1, 2012 receive a company non-elective contribution to their 401(k) plan balances if they are an active employee at the end of the year.

Restructuring Charges. We continue to evaluate opportunities to streamline our operations. During the last three years, we have incurred direct and incremental costs associated with consolidating positions to our Centers of Excellence as we complete successive Vanguard releases, eliminating positions to accomplish other operational efficiencies, closing facilities, and consolidating legacy data centers, including certain contract termination costs. We expect to continue to incur costs related to these and other similar activities in future periods, resulting in additional restructuring charges.

Discontinued Operations. We continue to evaluate our product portfolio, with a focus on assessing the growth profile and strategic fit of all of our offerings, ensuring they support core businesses, enable sustainable high growth rates, and provide a scalable market capability. Some of these businesses may be treated as discontinued operations if we ultimately decide to sell or abandon them, providing they meet the accounting criteria for treatment as discontinued operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In applying U.S. GAAP, we make significant estimates and judgments that affect our reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities. We believe that our accounting estimates and judgments were reasonable when made, but in many instances we reasonably could have used different accounting estimates. In addition, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on historical experience and other assumptions that we believe are reasonable, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

Revenue Recognition. The majority of our offerings are provided under agreements containing standard terms and conditions. Approximately 76% of our revenue is derived from the sale of subscriptions, which is initially deferred and then recognized ratably as delivered over the subscription period (generally 12 months). These standard agreements typically do not require any significant judgments about when revenue should be recognized. For non-standard agreements, we generally make judgments about revenue recognition matters such as:

- Whether sufficient legally binding terms and conditions exist;
- Whether customer acceptance has been achieved; and
- Progress on certain consulting projects where revenue is recognized on a proportional performance basis.

We review customer agreements and utilize advice from legal counsel, as appropriate, in evaluating the binding nature of contract terms and conditions, as well as whether customer acceptance has been achieved. We estimate progress on consulting project deliverables based on our knowledge and judgment about the current status of individual consulting engagements.

Historically, our judgments and estimates have been reasonably accurate, as we have not experienced significant disputes with our customers regarding the timing and acceptance of delivered products and services. However, our actual experience in future periods with respect to binding terms and conditions and customer acceptance may differ from our historical experience.

Business Combinations. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions about several highly subjective variables, including future cash flows, discount rates, and asset lives. There are also different valuation models for each component, the selection of which requires considerable judgment. Our estimates and assumptions may be based, in part, on the availability of listed market prices or other transparent market data. These determinations will affect the amount of amortization expense recognized in future periods. We base our fair value estimates on assumptions we believe are reasonable, but recognize that the assumptions are inherently uncertain. Depending on the size of the purchase price of a particular acquisition and the mix of intangible assets acquired, the purchase price allocation could be materially impacted by applying a different set of assumptions and estimates.

Goodwill and Other Intangible Assets. We make various assumptions about our goodwill and other intangible assets, including their estimated useful lives and whether any potential impairment events have occurred. We perform impairment analyses on the carrying values of goodwill and indefinite-lived intangible assets at least annually. Additionally, we review the carrying value of goodwill and other intangible assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Examples of such events or changes in circumstances, many of which are subjective in nature, include the following:

- Significant negative industry or economic trends;
- A significant change in the manner of our use of the acquired assets or our strategy;
- A significant decrease in the market value of the asset; and
- A significant change in legal factors or in the business climate that could affect the value of the asset.

If an impairment indicator is present, we perform an analysis to confirm whether an impairment has actually occurred and if so, the amount of the required charge.

For finite-lived intangible assets, we review the carrying amount at least annually to determine whether current events or circumstances require an adjustment to the carrying amount. A finite-lived intangible asset is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows to be derived from it. Any impairment is measured by the amount that the carrying value of such assets exceeds their fair value.

For indefinite-lived intangible assets other than goodwill, we first conduct a qualitative analysis to determine whether we believe it is more likely than not that an asset has been impaired. If we believe an impairment has occurred, we then evaluate for impairment by comparing the amount by which the carrying value of the asset exceeds its fair value, primarily based on estimated discounted cash flows. We exercise judgment in selecting the assumptions used in the estimated discounted cash flows analysis.

For goodwill, we determine the fair value of each reporting unit, then compare the fair value of each reporting unit to its carrying value. If carrying value exceeds fair value for any reporting unit, then we calculate and compare the implied fair value of goodwill to the carrying amount of goodwill and record an impairment charge for any excess of carrying value over implied fair value.

The determination of fair value requires a number of significant assumptions and judgments, including assumptions about future economic conditions, revenue growth, operating margins, and discount rates. The use of different estimates or assumptions within our projected future cash flows model, or the use of a methodology other than a projected future cash flow model, could result in significantly different fair values for our goodwill and other intangible assets.

Income Taxes. We exercise significant judgment in determining our provision for income taxes, current tax assets and liabilities, deferred tax assets and liabilities, future taxable income (for purposes of assessing our ability to realize future benefit from our deferred tax assets), and recorded reserves related to uncertain tax positions. A valuation allowance is established to reduce our deferred tax assets to the amount that is considered more likely than not to be realized through the generation of future taxable income and other tax planning opportunities. To the extent that a determination is made to establish or adjust a valuation allowance, the expense or benefit is recorded in the period in which the determination is made.

If actual results differ from estimates we have used, or if we adjust these estimates in future periods, our operating results and financial position could be materially affected.

Pension and Postretirement Benefits. We account for our pension and postretirement plans in accordance with U.S. generally accepted accounting principles. During the fourth quarter of each fiscal year (or upon any remeasurement date), we immediately recognize net actuarial gains or losses in excess of a corridor in our operating results. The corridor amount is equivalent to 10% of the greater of the market-related value of plan assets or the plan's benefit obligation at the beginning of the year. We use the actual fair value of plan assets at the measurement date as the measure of the market-related value of plan assets.

We make a number of key assumptions in measuring our plan obligations, many of which are highly susceptible to change from period to period. These assumptions include the discount rate, the long-term expected return on plan assets, and various demographic assumptions, as follows:

- Discount rate – we utilized a bond matching model that averages a bond universe of about 500 AA-graded non-callable bonds between the 10th and 90th percentiles for each maturity group as a proxy for setting the discount rate at year-end.
- Asset returns are based upon the anticipated average rate of earnings expected on invested funds of the plan over the long-term.
- Demographic assumptions (such as turnover, retirement, and disability) are based upon historical experience and are monitored on a continuing basis to determine if adjustments to these assumptions are warranted in order to better reflect anticipated future experience.

Depending on the assumptions and estimates used, our net periodic pension and postretirement benefit expense could vary significantly within a range of possible outcomes and could have a material impact on our financial results.

Discount rates and expected rates of return on plan assets are selected at the end of a given fiscal year and will impact expense in the subsequent year. A fifty-basis-point decrease in certain assumptions made at the beginning of 2012 would have resulted in the following effects on 2012 pension expense and the projected benefit obligation (PBO) as of November 30, 2012 (in thousands):

	Impact to Pension Results – U.S. RIP	
Change in assumption	**Increase/ (Decrease) on 2012 Pre-Tax Expense**	**Increase/ (Decrease) on November 30, 2012 PBO**
50-basis-point decrease in discount rate	$ 6,539	$ 7,462
50-basis-point increase in discount rate	(4,896)	(6,705)
50-basis-point decrease in expected return on assets	(679)	—
50-basis-point increase in expected return on assets	679	—

	Impact to Pension Results – U.K. RIP	
Change in assumption	**Increase/ (Decrease) on 2012 Pre-Tax Expense**	**Increase/ (Decrease) on November 30, 2012 PBO**
50-basis-point decrease in discount rate	$ 3,629	$ 4,051
50-basis-point increase in discount rate	(3,643)	(4,050)
50-basis-point decrease in expected return on assets	(187)	—
50-basis-point increase in expected return on assets	187	—

Stock-Based Compensation. Our stock plans provide for the grant of various equity awards, including performance-based awards. For time-based restricted stock unit grants, we calculate stock-based compensation cost by multiplying the grant date fair market value by the number of shares granted, reduced for estimated forfeitures. The estimated forfeiture rate is based on historical experience, and we update our calculations quarterly based on actual experience.

For performance-based restricted stock unit grants, we calculate stock-based compensation cost by multiplying the grant date fair market value by the number of shares granted, reduced for estimated forfeitures. Each quarter, we evaluate the probability of the number of shares that are expected to vest and adjust as appropriate. For example, in the event we do not achieve the projected performance metrics for 2013 or 2014, our stock-based compensation expense would decrease. Conversely, if we exceed the projected performance metrics, our stock-based compensation would increase.

Results of Operations

Total Revenue

Total revenue for 2012 increased 15% compared to the same period of 2011. Total revenue for 2011 increased 25% compared to the same period in 2010. The table below displays the percentage point change in revenue due to organic, acquisitive, and foreign currency factors when comparing 2012 to 2011 and 2011 to 2010.

	Increase (Decrease) in Total Revenue		
(All amounts represent percentage points)	**Organic**	**Acquisitive**	**Foreign Currency**
2012 vs. 2011	5%	11%	(1)%
2011 vs. 2010 *	9%	16%	2%

* Excludes the impact of non-subscription revenue associated with the triennial release of a certain engineering standard. Unadjusted organic revenue growth was approximately 8%.

2012 vs. 2011. The 5% organic revenue growth for the year ended November 30, 2012 was primarily attributable to continued strength in our subscription-based business, which has consistently provided an organic revenue growth rate of seven percent or higher over the last two and a half years. The subscription-based business represented 76% of total revenue. The non-subscription business decreased organically by four percent.

The acquisition-related revenue growth for 2012 was due to acquisitions we made this year, as well as the run-out of acquisitions made in 2011. Acquisitions made during 2012 include the following:

- CAPS, Displaybank, IMS Research, and BDW Automotive in the second quarter of 2012, and
- XēDAR, CyberRegs, GlobalSpec, and Invention Machine in the third quarter of 2012.

2011 vs. 2010. The 9% organic revenue growth for 2011 was broad-based in nature, with both the subscription and non-subscription business contributing to the growth. The subscription-based business, representing 77% of total revenue, increased 8% organically, and after excluding the 2010 revenue associated with the triennial release of the BPVC, the non-subscription businesses all contributed positively to the overall growth as well.

The acquisition-related revenue growth for 2011 was due to acquisitions we made in 2011, as well as the run-out of acquisitions made in 2010. Acquisitions made during 2011 include the following:

- ODS-Petrodata, Dyadem, and CMAI in the second quarter of 2011,
- SMT in the third quarter of 2011, and
- Purvin & Gertz in the fourth quarter of 2011.

Revenue by Segment (geography)

(In thousands, except percentages)	Year Ended November 30, 2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Revenue:					
Americas	$ 912,490	$ 798,673	655,449	14%	22%
EMEA	443,385	384,441	304,375	15%	26%
APAC	173,994	142,524	97,918	22%	46%
Total revenue	$1,529,869	$1,325,638	$1,057,742	15%	25%
As a percent of total revenue:					
Americas	60%	60%	62%		
EMEA	29%	29%	29%		
APAC	11%	11%	9%		

The percentage change in each geography segment is due to the factors described in the following table.

(All amounts represent percentage points)	2012 vs. 2011 Organic	Acquisitive	Foreign Currency	2011 vs. 2010 Organic	Acquisitive	Foreign Currency
Americas revenue	3%	11%	—	8%	14%	1%
EMEA revenue	7%	10%	(2)%	6%	18%	3%
APAC revenue	9%	14%	—	18%	25%	3%

2012 vs. 2011. We experienced organic revenue growth in all three geographies, with subscription-based revenue driving the majority of the increases. Organic growth for the Americas was driven largely by a seven percent organic increase in subscription revenue, partially offset by a ten percent organic decline in non-subscription revenue, which was caused by significant increases in sales cycles and delays in customer decisions on key projects due to macro-economic and geopolitical uncertainty. EMEA's organic growth was broad-based, with subscriptions growing at a six percent rate and non-subscriptions growing at eight percent. A portion of the non-subscription increase was primarily due to an increase in consulting revenue. APAC's organic growth continues to be a strong contributor, with a 12 percent growth rate for subscriptions and a one percent growth rate for non-subscriptions.

2011 vs. 2010. We experienced broad-based organic revenue growth in all three geographies, with subscription-based revenue and Energy revenue providing key contributions to the growth. We doubled our presence in Latin America and APAC primarily through investment during 2011 in an effort to take advantage of these high-opportunity geographies.

Revenue by Transaction Type

(In thousands, except percentages)	Year Ended November 30, 2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Revenue:					
Subscription	$1,157,347	$1,020,800	$ 835,322	13%	22%
Non-subscription revenue	372,522	304,838	222,420	22%	37%
Total revenue	$1,529,869	$1,325,638	$1,057,742	15%	25%
As a percent of total revenue:					
Subscription	76%	77%	79%		
Non-subscription revenue	24%	23%	21%		

2012 vs. 2011. Relative to the 13 percent subscription revenue growth for the year ended November 30, 2012, approximately eight percent is due to organic growth. This trend is especially important for us, as subscription-based revenue is at the core of our business model. Subscriptions represent a steady and predictable source of revenue for us, and we continue to see good traction in our pricing practices and stable renewal rates. The 22% increase in the non-subscription business was primarily due to acquisitions, with non-subscription revenue decreasing four percent organically during the year. Non-subscription performance slowed in key service lines and in new license revenue as sales cycles extended and there was a pause in customers' discretionary capital and expense spending.

2011 vs. 2010. Relative to the 22 percent subscription revenue growth for the year ended November 30, 2011, approximately eight percent was due to organic growth. The non-subscription business also performed well in 2011, with positive organic growth in all areas after excluding the BPVC engineering standard impact from 2010.

Operating Expenses

The following table shows our operating expenses and the associated percentages of revenue.

(In thousands, except percentages)	Year Ended November 30, 2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Operating expenses:					
Cost of revenue	$624,514	$558,492	$446,971	12%	25%
SG&A expense	$534,043	$453,481	$358,012	18%	27%
Depreciation and amortization expense	$118,243	$ 88,039	59,474	34%	48%
As a percent of revenue:					
Cost of revenue	41%	42%	42%		
SG&A expense	35%	34%	34%		
Depreciation and amortization expense	8%	7%	6%		
Supplemental information:					
SG&A expense excluding stock-based compensation	$418,706	$370,967	$295,171	13%	26%
As a percent of revenue	27%	28%	28%		

Cost of Revenue

In 2012, 2011, and 2010, cost of revenue increased in line with the increase in revenue. We continue to invest in our people, platforms, processes, and products in support of our goals to increase top- and bottom-line growth.

Selling, General and Administrative (SG&A) Expense

We evaluate our SG&A expense excluding stock-based compensation expense. While we continue to invest in our business, we also strive to invest only where necessary to drive scale and growth in key industries and core markets. SG&A expense has consequently remained relatively flat as a percentage of revenue compared to the prior-year periods.

Our stock-based compensation expense has continued to increase each year as a result of an increase in the number of employees, an increase in our stock price, and the achievement or overachievement of certain performance metrics. We expect that stock-based compensation expense will continue to grow in future years, as we utilize our stock plan to reward and provide an incentive for our colleagues to help the business succeed.

Depreciation and Amortization Expense

For 2012, compared to 2011, depreciation and amortization expense increased primarily due to the increase in depreciable and amortizable assets from acquisitions, as well as an increase of approximately $10 million in capital expenditures. For 2011, compared to 2010, our depreciation and amortization expense increased primarily due to the increase in depreciable and amortizable assets from acquisitions, as well as an increase of approximately $23 million in capital expenditures related to our various investment initiatives in our facilities and infrastructure.

Restructuring

We incurred $17 million of restructuring charges during 2012, which is an increase over prior years because of the benefits that we are now starting to realize with respect to Vanguard and other company priorities that allow us to simplify our processes and standardize our platforms in order to enable our existing workforce to accomplish more with the same or fewer resources.

Acquisition-related Costs

We incurred $4 million of costs in 2012 for integration and other acquisition-related activities. Because acquisitions are a key component of our growth strategy, we expect that we will continue to perform similar activities for future acquisitions, and we intend to continue identifying these costs in a separate line item of our financial statements.

Pension and Postretirement Expense

The following table shows the components of net periodic pension and postretirement expense (in thousands):

	Year Ended November 30,		
	2012	2011	2010
Net service cost	$ 7,996	$ 3,101	$ 1,852
Settlement expense	4,930	21,359	—
Fourth quarter mark-to-market adjustment	11,991	20,535	8,735
Total	$24,917	$44,995	$10,587

In 2011 and 2012, pension and postretirement expense has been considerably higher due to the settlement costs incurred to annuitize retirees in 2011 and to facilitate the lump-sum buyout offers that we made in 2012. Pension and postretirement expense was further impacted by the fourth quarter mark-to-market adjustments that we recorded in accordance with our accounting policy for pension and postretirement benefits.

We expect 2013 net service cost, prior to any fourth quarter mark-to-market adjustments, to be approximately $9 million. As we have completed the major elements of our U.S. RIP redesign as previously outlined, we do not expect to incur any settlement expense in 2013.

Operating Income by Segment (geography)

(In thousands, except percentages)	Year Ended November 30, 2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Operating income:					
Americas	$ 262,953	$ 224,699	$ 197,146	17%	14%
EMEA	95,144	82,314	66,363	16%	24%
APAC	46,042	44,452	32,601	4%	36%
Shared services	(196,852)	(178,997)	(121,981)		
Total operating income	$ 207,287	$ 172,468	$ 174,129	20%	(1)%
As a percent of segment revenue:					
Americas	29%	28%	30%		
EMEA	21%	21%	22%		
APAC	26%	31%	33%		

2012 vs. 2011. The increase to Americas operating income margin was primarily driven by cost management efforts in the region. We are continuing to carefully manage our business costs during these difficult economic times.

EMEA operating income margin was relatively flat as a percentage of segment revenue. As with the Americas, we continue to manage costs in this region, despite increases in depreciation and amortization costs when compared with the prior year.

The decrease in APAC operating income margin continues to be driven by our increased investment in our sales and operations teams in the region.

Shared services operating expense increased primarily because of the increase in stock-based compensation expense for 2012. We allocate all stock-based compensation expense to our shared services function. A portion of this increase was offset by a decrease in pension and postretirement expense.

2011 vs. 2010. The decrease to Americas operating income margin was primarily driven by the effects of recent acquisition activity, particularly in the form of increased depreciation and amortization associated with acquired intangible assets, as well as associated integration and other acquisition-related costs.

EMEA operating income margin was relatively flat, with minor fluctuations attributable to increased depreciation and amortization and SG&A costs.

The decrease in APAC operating income margin is primarily a result of an increase in SG&A investment to drive growth opportunities in this emerging market.

Shared services operating expense increased primarily because of the change in pension accounting and the annuitization of retiree pension obligations, as well as an increase in stock-based compensation expense for 2011.

Provision for Income Taxes

Our effective tax rate for the year ended November 30, 2012 was 15.7%, compared to 16.5% in 2011 and 22.7% in 2010. The effective tax rate for fiscal year 2012 varies from the effective tax rates for fiscal years 2011 and 2010 primarily as a result of higher profit levels, lower tax rates, and incentive credits in our foreign tax jurisdictions. Because of the discrete nature of certain tax benefits we received in 2012, we expect that our effective tax rate will increase next year.

Adjusted EBITDA (non-GAAP measure)

(In thousands, except percentages)	Year Ended November 30, 2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Net income	$158,168	$135,415	$137,740	17%	(2)%
Interest income	(999)	(862)	(655)		
Interest expense	20,573	11,346	2,036		
Provision for income taxes	29,564	26,695	39,231		
Depreciation and amortization	118,243	88,039	59,474		
EBITDA	$325,549	$260,633	$237,826	25%	10%
Stock-based compensation expense	121,543	86,194	66,474		
Restructuring charges	16,829	1,242	9,022		
Acquisition-related costs	4,147	8,000	—		
Non-cash net periodic pension and postretirement expense	16,922	44,648	9,598		
Income from discontinued operations, net	(19)	(126)	(4,223)		
Adjusted EBITDA	$484,971	$400,591	$318,697	21%	26%
Adjusted EBITDA as a percentage of revenue	31.7%	30.2%	30.1%		

Our Adjusted EBITDA for 2012 increased primarily because of our organic subscription revenue growth, acquisitions, and the leverage in our business model, despite the fact we continued to invest substantially in both the core business and in key transformative initiatives.

Our 2011 Adjusted EBITDA increased for many of the same reasons as in 2012, in addition to seeing continuing improvement in our recent acquisitions' collective margin as the year progressed.

Financial Condition

(In thousands, except percentages)	As of November 30, 2012	As of November 30, 2011	Dollar change	Percent change
Accounts receivable, net	$372,117	$326,009	$46,108	14%
Accrued compensation	50,497	57,516	(7,019)	(12)%
Deferred revenue	515,318	487,172	28,146	6%

The increase in our accounts receivable balance was primarily due to the acquisitions we made in 2012 and higher sales, and is in line with the overall increase in revenue. The decrease in accrued compensation is primarily due to lower attainment of certain performance objectives associated with our annual incentive plan, as well as a payroll accrual timing difference. The increase in deferred revenue is primarily due to organic growth. The organic growth rate in deferred revenue was muted by the timing of billings associated with our SAP implementation, as well as the timing of certain renewals.

Liquidity and Capital Resources

As of November 30, 2012, we had cash and cash equivalents of $345 million, of which approximately $276 million is currently held by our foreign subsidiaries. The cash held by our foreign subsidiaries is not available to fund domestic operations, as we have deemed the earnings of these subsidiaries to be indefinitely reinvested. We also had $1.061 billion of debt as of November 30, 2012, which has contributed to an increase in interest expense in 2012, and which will continue to result in increased interest expense for the near future. We have generated strong cash flows from operations over the last few years. Because of our cash, debt, cash flow, and the additional financing that we secured in August 2012, we believe we will have sufficient cash to meet our working capital and capital expenditure needs.

Historically, we were not required to make cash contributions to our U.S. RIP pension plan because of its funded status. However, due to the global economic downturn, which negatively impacted the returns on our pension assets, we were required to make a cash contribution to our U.S. RIP in fiscal 2012. In considering that requirement and the various changes to our pension strategy, including the annuitization of retiree pension obligations, bringing our pension deficit current, and funding our 2012 pension costs, we made a $65 million contribution to the pension plan in December 2011, the first month of our 2012 fiscal year. Approximately $57 million of the contribution was used for the annuitization and bringing our deficit current, with the remaining $8 million used to fund expected 2012 pension costs. In December 2012, the first month of our 2013 fiscal year, we made a $10 million contribution to the pension plan to fund estimated 2013 pension costs, and we anticipate that we will continue to contribute approximately the same amount in future years to cover annual service costs.

Our future capital requirements will depend on many factors, including the level of future acquisitions, the need for additional facilities or facility improvements, the timing and extent of spending to support product development efforts, information technology infrastructure investments, investments in our internal business applications, and the continued market acceptance of our offerings. We could be required, or could elect, to seek additional funding through public or private equity or debt financing for any possible future acquisitions; however, additional funds may not be available on terms acceptable to us. We expect our capital expenditures to be approximately five percent of revenue in 2013.

Cash Flows

(In thousands, except percentages)	Year Ended November 30, 2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Net cash provided by operating activities	$ 314,373	$ 342,050	$ 266,188	(8)%	28%
Net cash used in investing activities	(375,260)	(793,238)	(366,960)	(53)%	116%
Net cash provided by financing activities	179,411	482,817	181,602	(63)%	166%

2012 vs. 2011. The decrease in net cash provided by operating activities was principally due to the $65 million pension funding contribution we made in December 2011, partially offset by continued improvements in business performance. Our subscription-based business model continues to be a cash flow generator that is aided by positive working capital characteristics that do not generally require substantial working capital increases to support our growth.

The decrease in net cash used in investing activities was principally due to smaller acquisitions that we completed in 2012 compared to 2011, particularly the acquisition of SMT. Part of the decrease was offset by increased capital expenditures associated with continued investment in the business.

The decrease in net cash provided by financing activities for 2012 was principally due to the significant amount of borrowings against our credit facility in 2011 that we used to fund the acquisition of SMT. In 2012, we also began a treasury share repurchase program in the fourth quarter that contributed to significant financing cash outflows.

2011 vs. 2010. The increase in net cash provided by operating activities was principally due to continued profitable business growth, as evidenced by healthy organic revenue growth rates.

The increase in net cash used in investing activities was principally due to significant acquisition activities in the second and third quarters of 2011, particularly the acquisition of SMT. We also significantly increased capital expenditures for various investment initiatives in our facilities and infrastructure.

The increase in net cash provided by financing activities for 2012 was principally due to borrowings against our credit facility to fund the acquisition of SMT.

Free Cash Flow (non-GAAP measure)

The following table reconciles our non-GAAP free cash flow measure to net cash provided by operating activities.

(In thousands, except percentages)	Year Ended November 30, 2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Net cash provided by operating activities	$314,373	$342,050	$266,188		
Capital expenditures on property and equipment	(64,732)	(54,340)	(31,836)		
Free cash flow	249,641	287,710	234,352		
Pension deficit funding	57,000	—	—		
Adjusted free cash flow	$306,641	$287,710	$234,352	7%	23%

Our free cash flow has historically been very healthy, and we expect that it will continue to be a significant source of funding for our business strategy of growth through organic and acquisitive means.

Credit Facility and Other Debt

Please refer to Note 8 to the Consolidated Financial Statements in this Form 10-K for a discussion of the current status of our term loans and revolving credit agreement, including the recent expansion of our credit facility and the completion of a new term loan agreement.

We utilized the proceeds from the August 29, 2012 term loan transactions to reduce the outstanding borrowings under the revolver; consequently, there was no net increase to our debt position as a result of the transactions. The additional capacity created within the revolver will be used for general corporate purposes, including acquisitions and working capital.

Share Repurchase Programs

Please refer to Part II, Item 5 and Note 16 to the Consolidated Financial Statements in this Form 10-K for a discussion of our share repurchase programs.

Off-Balance Sheet Transactions

We have no off-balance sheet transactions.

Contractual Obligations and Commercial Commitments

We have various contractual obligations and commercial commitments that are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. The following table summarizes our contractual obligations and commercial commitments at November 30, 2012, along with the obligations associated with our term loans, and the future periods in which such obligations are expected to be settled in cash (in thousands):

Contractual Obligations and Commercial Commitments	Total	Payment due by period Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Term loan debt and interest	$ 785,137	$ 68,328	$689,707	$27,102	$ —
Operating lease obligations	200,716	43,643	65,834	51,196	40,043
Unconditional purchase obligations	28,343	12,194	16,083	66	—
Total	$1,014,196	$124,165	$771,624	$78,364	$40,043

We have four pension and postretirement benefit plans, with the following estimated cash contributions for 2013:

- U.S. RIP – We made a $10 million contribution to the U.S. RIP in December 2012, the first month of our fiscal 2013, primarily to be used to fund estimated 2013 pension costs.
- U.K. RIP – We expect to contribute approximately $1.8 million to the UK RIP in 2013.
- SIP – We expect to contribute approximately $0.7 million to the SIP during 2013.
- Postretirement medical plan – We expect to contribute approximately $0.9 million to the postretirement medical plan during 2013.

We have $310 million of outstanding borrowings under our credit facility revolver at a current annual interest rate of 1.75%. The credit facility has a five-year term ending in January 2016.

Recent Accounting Pronouncements

Please refer to Note 2 to the Consolidated Financial Statements in this Form 10-K for a discussion of recent accounting pronouncements and their anticipated effect on our business.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

As of November 30, 2012, we had no investments other than cash and cash equivalents and therefore we were not exposed to material interest rate risk on investments.

Our term loan is subject to variable interest rates. In April and June of 2011, to mitigate interest rate exposure on our outstanding credit facility debt, we entered into two interest rate derivative contracts that effectively swap $100 million of floating rate debt for fixed rate debt at a 3.30% weighted average interest rate, which rate includes the current credit facility spread. Both of these interest rate swaps expire in July 2015. Our credit facility borrowings are also subject to variable interest rates. A hypothetical 10% adverse movement in interest rates related to the term loan, credit facility borrowings, or derivative contracts would have resulted in an increase of approximately $0.8 million in interest expense.

Foreign Currency Exchange Rate Risk

Our consolidated financial statements are expressed in U.S. dollars, but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can affect our revenues, earnings, and the carrying values of our assets and liabilities in our consolidated balance sheet, either positively or negatively. Fluctuations in foreign currency rates increased (decreased) our revenues by $(9.3) million, $16.1 million, and $6.1 million for the years ended November 30, 2012, 2011, and 2010, respectively, and increased our operating income by $0.9 million, $1.4 million, and $1.1 million for the same respective periods. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our stockholders' equity. In 2012, we recorded cumulative translation gain of $6.2 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

A 10% change in the currencies that we are primarily exposed to would have impacted our 2012 revenue and operating income by approximately $42.9 million and $1.5 million, respectively. Approximately 71% of total revenue was earned in subsidiaries with the U.S. dollar as the functional currency.

Credit Risk

We are exposed to credit risk associated with cash equivalents, foreign currency and interest rate derivatives, and trade receivables. We do not believe that our cash equivalents or foreign currency and interest rate derivatives present significant credit risks because the counterparties to the instruments consist of major financial institutions that are financially sound or have been capitalized by the U.S. government, and we manage the notional amount of contracts entered into with any one counterparty. Substantially all trade receivable balances are unsecured. The concentration of credit risk with respect to trade receivables is limited by the large number of customers in our customer base and their dispersion across various industries and geographic areas. We perform ongoing credit evaluations of our customers and maintain an allowance for potential credit losses.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of IHS Inc.

We have audited the accompanying consolidated balance sheets of IHS Inc. (the Company) as of November 30, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IHS Inc. at November 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IHS Inc.'s internal control over financial reporting as of November 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 18, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Denver, Colorado
January 18, 2013

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 30, 2012, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of November 30, 2012.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting. Their report appears on the following page.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Date: January 18, 2013

/s/ JERRE L. STEAD

Jerre L. Stead
Chairman and Chief Executive Officer

/s/ TODD S. HYATT

Todd S. Hyatt
Senior Vice President, Chief Financial and IT Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of IHS Inc.

We have audited IHS Inc.'s internal control over financial reporting as of November 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IHS Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IHS Inc. maintained, in all material respects, effective internal control over financial reporting as of November 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IHS Inc. as of November 30, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2012 and our report dated January 18, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Denver, Colorado
January 18, 2013

IHS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per-share amounts)

	As of November 30, 2012	As of November 30, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 345,008	$ 234,685
Accounts receivable, net	372,117	326,009
Income tax receivable	20,464	25,194
Deferred subscription costs	47,065	43,136
Deferred income taxes	55,084	45,253
Other	24,145	23,801
Total current assets	863,883	698,078
Non-current assets:		
Property and equipment, net	163,013	128,418
Intangible assets, net	554,552	514,949
Goodwill	1,959,223	1,722,312
Other	8,540	9,280
Total non-current assets	2,685,328	2,374,959
Total assets	$3,549,211	$3,073,037
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt	$ 170,102	$ 144,563
Accounts payable	52,079	32,428
Accrued compensation	50,497	57,516
Accrued royalties	33,637	26,178
Other accrued expenses	55,304	69,000
Deferred revenue	515,318	487,172
Total current liabilities	876,937	816,857
Long-term debt	890,922	658,911
Accrued pension liability	19,602	59,460
Accrued postretirement benefits	10,425	9,200
Deferred income taxes	139,235	123,895
Other liabilities	27,732	19,985
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, $0.01 par value per share, 160,000,000 shares authorized, 67,621,367 and 67,527,344 shares issued, and 65,577,530 and 65,121,884 shares outstanding at November 30, 2012 and November 30, 2011, respectively	676	675
Additional paid-in capital	681,409	636,440
Treasury stock, at cost: 2,043,837 and 2,405,460 shares at November 30, 2012 and 2011, respectively	(139,821)	(133,803)
Retained earnings	1,088,787	930,619
Accumulated other comprehensive loss	(46,693)	(49,202)
Total stockholders' equity	1,584,358	1,384,729
Total liabilities and stockholders' equity	$3,549,211	$3,073,037

See accompanying notes.

IHS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for per-share amounts)

	Year Ended November 30,		
	2012	2011	2010
Revenue:			
Products	$1,322,369	$1,151,091	$ 935,082
Services	207,500	174,547	122,660
Total revenue	1,529,869	1,325,638	1,057,742
Operating expenses:			
Cost of revenue:			
Products	527,214	464,138	372,592
Services	97,300	94,354	74,379
Total cost of revenue (includes stock-based compensation expense of $6,206; $3,680; and $3,633 for the years ended November 30, 2012, 2011, and 2010, respectively)	624,514	558,492	446,971
Selling, general and administrative (includes stock-based compensation expense of $115,337; $82,514; and $62,841 for the years ended November 30, 2012, 2011, and 2010, respectively)	534,043	453,481	358,012
Depreciation and amortization	118,243	88,039	59,474
Restructuring charges	16,829	1,242	9,022
Acquisition-related costs	4,147	8,000	—
Net periodic pension and postretirement expense	24,917	44,995	10,587
Other income, net	(111)	(1,079)	(453)
Total operating expenses	1,322,582	1,153,170	883,613
Operating income	207,287	172,468	174,129
Interest income	999	862	655
Interest expense	(20,573)	(11,346)	(2,036)
Non-operating expense, net	(19,574)	(10,484)	(1,381)
Income from continuing operations before income taxes	187,713	161,984	172,748
Provision for income taxes	(29,564)	(26,695)	(39,231)
Income from continuing operations	158,149	135,289	133,517
Income from discontinued operations, net	19	126	4,223
Net income	$ 158,168	$ 135,415	$ 137,740
Basic earnings per share:			
Income from continuing operations	$ 2.40	$ 2.08	$ 2.09
Income from discontinued operations, net	—	—	0.07
Net income	$ 2.40	$ 2.09	$ 2.15
Weighted average shares used in computing basic earnings per share	65,840	64,938	63,964
Diluted earnings per share:			
Income from continuing operations	$ 2.37	$ 2.06	$ 2.06
Income from discontinued operations, net	—	—	0.07
Net income	$ 2.37	$ 2.06	$ 2.13
Weighted average shares used in computing diluted earnings per share	66,735	65,716	64,719

See accompanying notes.

IHS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended November 30, 2012	2011	2010
Net income	$158,168	$135,415	$137,740
Other comprehensive income (loss), net of tax:			
Unrealized losses on hedging activities	(307)	(1,918)	—
Foreign currency translation adjustment	6,237	6,680	(18,186)
Net pension liability adjustment	(3,421)	5,375	960
Total other comprehensive income (loss)	2,509	10,137	(17,226)
Comprehensive income	$160,677	$145,552	$120,514

IHS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended November 30,		
	2012	2011	2010
Operating activities:			
Net income	$ 158,168	$ 135,415	$ 137,740
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	118,243	88,039	59,474
Stock-based compensation expense	121,543	86,194	66,474
Excess tax benefit from stock-based compensation	(13,199)	(9,943)	(5,024)
Net periodic pension and postretirement expense	24,917	44,648	9,598
Pension and postretirement contributions	(68,339)	—	—
Deferred income taxes	(16,451)	(1,683)	(5,699)
Change in assets and liabilities:			
Accounts receivable, net	(35,410)	(35,137)	(37,886)
Other current assets	(2,246)	(1,508)	(2,565)
Accounts payable	22,383	(4,302)	3,017
Accrued expenses	(17,567)	5,267	(800)
Income tax payable	21,220	(9,082)	6,547
Deferred revenue	692	43,757	36,268
Other liabilities	419	385	(956)
Net cash provided by operating activities	314,373	342,050	266,188
Investing activities:			
Capital expenditures on property and equipment	(64,732)	(54,340)	(31,836)
Acquisitions of businesses, net of cash acquired	(306,268)	(730,058)	(334,514)
Intangible assets acquired	(3,700)	(2,985)	—
Change in other assets	1,708	(5,687)	(186)
Settlements of forward contracts	(2,268)	(168)	(424)
Net cash used in investing activities	(375,260)	(793,238)	(366,960)
Financing activities:			
Proceeds from borrowings	750,001	954,031	245,000
Repayment of borrowings	(493,080)	(444,775)	(43,300)
Payment of debt issuance costs	(824)	(6,326)	—
Excess tax benefit from stock-based compensation	13,199	9,992	5,024
Proceeds from the exercise of employee stock options	2,938	2,144	1,320
Repurchases of common stock	(92,823)	(32,249)	(26,442)
Net cash provided by financing activities	179,411	482,817	181,602
Foreign exchange impact on cash balance	(8,201)	2,321	(4,296)
Net increase in cash and cash equivalents	110,323	33,950	76,534
Cash and cash equivalents at the beginning of the period	234,685	200,735	124,201
Cash and cash equivalents at the end of the period	$ 345,008	$ 234,685	$ 200,735

See accompanying notes.

IHS INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

	Shares of Class A Common Stock	Class A Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at November 30, 2009	63,284	$648	$472,791	$ (75,112)	$ 657,464	$(42,113)	$1,013,678
Stock-based award activity	965	14	64,746	(26,442)	—	—	38,318
Excess tax benefit on vested shares	—	—	3,571	—	—	—	3,571
Net income	—	—	—	—	137,740	—	137,740
Other comprehensive loss	—	—	—	—	—	(17,226)	(17,226)
Balance at November 30, 2010	64,249	$662	$541,108	$(101,554)	$ 795,204	$(59,339)	$1,176,081
Stock-based award activity	873	13	85,389	(32,249)	—	—	53,153
Excess tax benefit on vested shares	—	—	9,943	—	—	—	9,943
Net income	—	—	—	—	135,415	—	135,415
Other comprehensive income	—	—	—	—	—	10,137	10,137
Balance at November 30, 2011	65,122	$675	$636,440	$(133,803)	$ 930,619	$(49,202)	$1,384,729
Stock-based award activity	1,019	1	31,770	43,769	—	—	75,540
Excess tax benefit on vested shares	—	—	13,199	—	—	—	13,199
Repurchases of common stock	(563)	—	—	(49,787)	—	—	(49,787)
Net income	—	—	—	—	158,168	—	158,168
Other comprehensive income	—	—	—	—	—	2,509	2,509
Balance at November 30, 2012	65,578	$676	$681,409	$(139,821)	$1,088,787	$(46,693)	$1,584,358

See accompanying notes.

IHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

We are a leading source of information, insight and analytics in critical areas that shape today's business landscape. Businesses and governments in more than 165 countries around the globe rely on our comprehensive content, expert independent analysis and flexible delivery methods to make high-impact decisions and develop strategies with speed and confidence. We have been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, we are committed to sustainable, profitable growth and employ more than 6,000 people in 31 countries around the world.

We have organized our business around our customers and the geographies in which they reside: Americas, EMEA, and APAC. Our integrated global organization makes it easier for our customers to do business with us by providing a cohesive, consistent, and effective sales-and-marketing approach in each local geography. We sell our offerings primarily through subscriptions, which tend to generate recurring revenue and cash flow for us. Our subscriptions are usually for one-year periods, and we have historically seen high renewal rates. Subscriptions are generally paid in full within one or two months after the subscription period commences; as a result, the timing of our cash flows generally precedes the recognition of revenue and income.

Our business has seasonal aspects. Our fourth quarter typically generates our highest quarterly levels of revenue and profit. Conversely, our first quarter generally has our lowest levels of revenue and profit. We also experience event-driven seasonality in our business; for instance, IHS CERAWeek, our annual energy executive gathering, is held during our second quarter. Another example is the triennial release of the Boiler Pressure Vessel Code (BPVC) engineering standard, which generates revenue for us predominantly in the third quarter of every third year. The BPVC benefit most recently occurred in the third quarter of 2010.

2. Significant Accounting Policies

Fiscal Year End

Our fiscal year ends on November 30 of each year. References herein to individual years mean the year ended November 30. For example, 2012 means the year ended November 30, 2012.

Consolidation Policy

The consolidated financial statements include the accounts of all wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include revenue recognition, valuation of long-lived and intangible assets and goodwill, income taxes, pension and postretirement benefits, and stock-based compensation. Actual results could differ from those estimates.

Concentration of Credit Risk

We are exposed to credit risk associated with cash equivalents, foreign currency and interest rate derivatives, and trade receivables. We do not believe that our cash equivalents or investments present significant credit risks because the counterparties to the instruments consist of major financial institutions that are financially sound or have been capitalized by the U.S. government and we manage the notional amount of contracts entered into with any counterparty. Substantially all trade receivable balances are unsecured. The concentration of credit risk with respect to trade receivables is limited by the large number of customers in our customer base and their dispersion across various industries and geographic areas. We perform ongoing credit evaluations of our customers and maintain an allowance for probable credit losses. The allowance is based upon management's assessment of known credit risks as well as general industry and economic conditions. Specific accounts receivable are written off upon notification of bankruptcy or once it is determined the account is significantly past due and collection efforts are unsuccessful.

Fair Value of Financial Instruments

The carrying values of our financial instruments, including cash, accounts receivable, accounts payable, and short-term and long-term debt, approximate their fair value.

Financial instruments included in pension plan assets are stated at fair value, and are categorized into the following fair value hierarchy:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date.

Level 2 – Inputs other than quoted prices within Level 1 that are observable either directly or indirectly, including but not limited to quoted prices in markets that are not active, quoted prices in active markets for similar assets or liabilities, and observable inputs other than quoted prices such as interest rates or yield curves.

Level 3 – Unobservable inputs reflecting our own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

Revenue Recognition

Revenue is recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the price to the customer is fixed or determinable, and (d) collectibility is reasonably assured.

The majority of our revenue is derived from the sale of subscriptions, which is initially deferred and then recognized ratably as delivered over the subscription period, which is generally 12 months.

Revenue is recognized upon delivery for non-subscription sales.

In certain locations, we use dealers to distribute our Critical Information and Insight. Revenue for products sold through dealers is recognized as follows:

- For subscription offerings, revenue is recognized ratably as delivered to the end user over the subscription period.
- For non-subscription offerings, revenue is recognized upon delivery to the dealer.

We do not defer the revenue for the limited number of sales of subscriptions in which we act as a sales agent for third parties and we have no continuing responsibility to maintain and update the underlying database. We recognize this revenue on a net basis upon the sale of these subscriptions and delivery of the information and tools.

Services

We provide our customers with service offerings that are primarily sold on a stand-alone basis and on a significantly more limited basis as part of a multiple-element arrangement. Our service offerings are generally separately priced in a standard price book. For services that are not in a standard price book, as the price varies based on the nature and complexity of the service offering, pricing is based on the estimated amount of time to be incurred at standard billing rates for the estimated underlying effort for executing the associated deliverable in the contract. Revenue related to services performed under time-and-material-based contracts is recognized in the period performed at standard billing rates. Revenue associated with fixed-price contracts is recognized upon completion of each specified performance obligation or proportionally based upon performance progress under the terms of the contract. See discussion of "multiple-element arrangements" below. If the contract includes acceptance contingencies, revenue is recognized in the period in which we receive documentation of acceptance from the customer.

Software

We continue to increase our sales of software products and maintenance contracts. In addition to meeting the standard revenue recognition criteria described above, software license revenue must also meet the requirement that vendor-specific objective evidence ("VSOE") of the fair value of undelivered elements exists. As a significant portion of our software licenses are sold in multiple-element arrangements that include either maintenance or, in more limited circumstances, both maintenance and professional services, we use the residual method to determine the amount of license revenue to be recognized. Under the residual method, consideration is allocated to undelivered elements based upon VSOE of the fair value of those elements, with the residual of the arrangement fee allocated to and recognized as license revenue. We recognize license revenue upon delivery, with maintenance revenue recognized ratably over the maintenance period. We have established VSOE of the fair value of maintenance through independent maintenance renewals, which demonstrate a consistent relationship of pricing maintenance as a percentage of the discounted or undiscounted license list price. VSOE of the fair value of professional services is established based on daily rates when sold on a stand-alone basis.

Multiple-element arrangements

Occasionally, we may execute contracts with customers which contain multiple offerings. In our business, multiple-element arrangements refer to contracts with separate fees for subscription offerings, decision-support tools, maintenance, and/or related services. We have established separate units of accounting as each offering is primarily sold on a stand-alone basis. Using the relative selling price method, each element of the arrangement is allocated based generally on stand-alone sales of these products and services, which constitutes VSOE of selling price. We do not use any other factors, inputs, assumptions, or methods to determine an estimated selling price. We recognize the elements of the contract as follows:

- Subscription offerings and license fees are recognized ratably over the license period as long as there is an associated licensing period or a future obligation. Otherwise, revenue is recognized upon delivery.
- For non-subscription offerings of a multiple-element arrangement, the revenue is generally recognized for each element in the period in which delivery of the product to the customer occurs, completion of services occurs or, for post-contract support, ratably over the term of the maintenance period.
- In some instances, customer acceptance is required for consulting services rendered. For those transactions, the service revenue component of the arrangement is recognized in the period that customer acceptance is obtained.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Deferred Subscription Costs

Deferred subscription costs represent royalties and commissions associated with customer subscriptions. These costs are deferred and amortized to expense over the period of the subscriptions.

Property and Equipment

Land, buildings and improvements, machinery and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	7 to 30 years
Machinery and equipment	3 to 10 years

Leasehold improvements are depreciated over their estimated useful life, or the life of the lease, whichever is shorter. Maintenance, repairs and renewals of a minor nature are expensed as incurred. Betterments and major renewals which extend the useful lives of buildings, improvements, and equipment are capitalized. We also capitalize certain internal-use software development costs in accordance with applicable accounting principles.

Leases

In certain circumstances, we enter into leases with free rent periods or rent escalations over the term of the lease. In such cases, we calculate the total payments over the term of the lease and record them ratably as rent expense over that term.

Identifiable Intangible Assets and Goodwill

We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. We evaluate our intangible assets and goodwill for impairment at least annually, as well as whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Impairments are expensed as incurred.

Finite-lived intangible assets

Identifiable intangible assets with finite lives are generally amortized on a straight-line basis over their respective lives, as follows:

Information databases	3 to 15 years
Customer relationships	1 to 15 years
Non-compete agreements	1 to 5 years
Developed computer software	3 to 10 years
Other	3 to 7 years

Indefinite-lived intangible assets

Beginning in 2012, when performing the impairment test for indefinite-lived intangible assets, which consist of trade names and perpetual licenses, we first conduct a qualitative analysis to determine whether we believe it is more likely than not that an asset has been impaired. If we believe an impairment has occurred, we then evaluate for impairment by comparing the amount by which the carrying value of the asset exceeds its fair value. An impairment charge is recognized if the asset's estimated fair value is less than its carrying value.

We estimate the fair value based on the relief from royalty method using projected discounted future cash flows, which, in turn, are based on our views of uncertain variables such as growth rates, anticipated future economic conditions and the appropriate discount rates relative to risk and estimates of residual values. The use of different estimates or assumptions within our discounted cash flow model when determining the fair value of our indefinite-lived intangible assets or using a methodology other than a discounted cash flow model could result in different values for our indefinite-lived intangible assets and could result in an impairment charge.

Goodwill

We test goodwill for impairment on a reporting unit level. A reporting unit is a group of businesses (i) for which discrete financial information is available and (ii) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:

- We first determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step. We determine the fair value of our reporting units based on projected future discounted cash flows, which, in turn, are based on our views of uncertain variables such as growth rates, anticipated future economic conditions and the appropriate discount rates relative to risk and estimates of residual values. There were no deficiencies in reporting unit fair values versus carrying values in the fiscal years ended November 30, 2012, 2011, and 2010.
- If necessary, in the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for the deficiency.

Income Taxes

Deferred income taxes are provided using tax rates enacted for periods of expected reversal on all temporary differences. Temporary differences relate to differences between the book and tax basis of assets and liabilities, principally intangible assets, property and equipment, deferred revenue, pension and other postretirement benefits, accruals, and stock-based compensation. Valuation allowances are established to reduce deferred tax assets to the amount that will more likely than not be realized. To the extent that a determination is made to establish or adjust a valuation allowance, the expense or benefit is recorded in the period in which the determination is made.

Judgment is required in determining the worldwide provision for income taxes. Additionally, the income tax provision is based on calculations and assumptions that are subject to examination by many different tax authorities and to changes in tax law and rates in many jurisdictions. We adjust our income tax provision in the period in which it becomes probable that actual results will differ from our estimates.

Pension and Other Postretirement Benefits

During the fourth quarter of each fiscal year (or upon any remeasurement date), we immediately recognize net actuarial gains or losses in excess of a corridor in our operating results. The corridor amount is equivalent to 10% of the greater of the market-related value of plan assets or the plan's benefit obligation at the beginning of the year. We use the actual fair value of plan assets at the measurement date as the measure of the market-related value of plan assets.

Treasury Stock

For all IHS stock retention and buyback programs and transactions, we utilize the cost method of accounting. We employ the weighted-average cost method as our inventory costing method for treasury stock transactions.

Earnings per Share

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities were exercised or converted into common shares.

Foreign Currency

The functional currency of each of our foreign subsidiaries is typically such subsidiary's local currency. Assets and liabilities are translated at period-end exchange rates. Income and expense items are translated at weighted average rates of exchange prevailing during the year. Any translation adjustments are included in other comprehensive income. Transactions executed in different currencies resulting in exchange adjustments are translated at spot rates and resulting foreign-exchange-transaction gains and losses are included in the results of operations.

We utilize forward-contract instruments to manage market risks associated with fluctuations in certain foreign-currency exchange rates as they relate to specific balances of accounts and notes receivable and payable denominated in foreign currencies. At the end of the reporting period, non-functional foreign-currency-denominated receivable and cash balances are re-measured into the functional currency of the reporting entities at current market rates. The change in value from this re-measurement is reported as a foreign exchange gain or loss for that period in other income in the accompanying consolidated statements of operations. The resulting gains or losses from the forward foreign currency contracts described above, which are also included in other income, mitigate the exchange rate risk of the associated assets.

Impairment of Long-Lived Assets

We review the carrying amounts of long-lived assets to determine whether current events or circumstances indicate their value may be impaired. A long-lived asset with a finite life is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows to be derived from it. Any impairment is measured by the amount that the carrying value of such assets exceeds their fair value, primarily based on estimated discounted cash flows. Considerable management judgment is necessary to estimate the fair value of assets. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value, less cost to sell.

Stock-Based Compensation

All stock-based payments to employees are recognized in the income statement based on their fair values. In addition, we estimate forfeitures at the grant date. Compensation cost is recognized based on the number of awards expected to vest. There will be adjustments in future periods if actual forfeitures differ from our estimates. Our forfeiture rate is based upon historical experience as well as anticipated employee turnover considering certain qualitative factors. We amortize the value of stock-based awards to expense over the vesting period on a straight-line basis. For awards with performance conditions, we evaluate the probability of the number of shares that are expected to vest, and compensation expense is then adjusted to reflect the number of shares expected to vest and the cumulative vesting period met to date.

Recent Accounting Pronouncements

In June 2011, the FASB issued guidance on the presentation of comprehensive income that is effective for us in the first quarter of 2013; however, early adoption is permitted. Under the new guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance does not change the components that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. We elected to adopt this new guidance in the fourth quarter of 2012, and have chosen to use the two separate but consecutive statements approach to the presentation of comprehensive income.

In September 2011, the FASB issued guidance on testing goodwill for impairment that will become effective for us in the first quarter of 2013; however, early adoption is permitted. Under the new guidance, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the entity determines that this threshold is not met, then performing the two-step impairment test is unnecessary. We are currently evaluating whether we will elect to use this new qualitative approach to impairment testing.

In July 2012, the FASB issued guidance on testing indefinite-lived intangible assets for impairment that is effective for us in the first quarter of 2013; however, early adoption is permitted. The new guidance permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. We elected to adopt this new qualitative approach to impairment testing in the fourth quarter of 2012, applying it to our annual impairment test for 2012. The adoption of this standard did not have any impact on our consolidated financial statements.

3. Business Combinations

During the year ended November 30, 2012, we completed the following acquisitions:

Acquisitions announced March 5, 2012. On March 5, 2012, we announced the acquisition of Displaybank Co., Ltd., a global authority in market research and consulting for the flat-panel display industry, and the Computer Assisted Product Selection (CAPS™) electronic components database and tools business, including CAPS Expert, from PartMiner Worldwide. The combined purchase price of these businesses was approximately $40 million. We expect that Displaybank will deepen our Asia Pacific research and analysis capabilities and that the CAPS family of products will significantly enhance our existing electronic parts information business.

IMS Group Holdings Ltd. (IMS Research). On March 22, 2012, we acquired IMS Research, a leading independent provider of market research and consultancy to the global electronics industry, for approximately $44 million in cash, net of cash acquired. The acquisition of IMS Research will help us expand our products and services in the technology, media and telecommunications value chain, and we expect that it will better position us to deliver a more robust product offering to our customers in the global technology marketplace.

BDW Automotive GmbH (BDW). On March 29, 2012, we acquired BDW, a leader in the development of information and planning systems and intelligent processing of vehicle databases for the automotive industry, for approximately $7 million, net of cash acquired. We expect that this acquisition will significantly expand our capabilities in the automotive dealer and aftermarket data and systems market.

XēDAR Corporation (XēDAR). On May 11, 2012, we acquired XēDAR for approximately $28 million in cash, net of cash acquired. XēDAR is a leading developer and provider of geospatial information products and services. We expect that XēDAR's proprietary geographic and land information system solutions will provide a valuable contribution to our energy technical information and analytical tools.

CyberRegs. On July 2, 2012, we acquired the CyberRegs business from Citation Technologies, Inc., for approximately $11 million in cash. The CyberRegs business is designed to help customers make business decisions about regulatory compliance for Enterprise Sustainability Management. We expect that this acquisition will allow customers to reduce IT system and workflow complexity by reducing the number of vendors they rely on to support their strategies for Enterprise Sustainability Management.

GlobalSpec, Inc. (GlobalSpec). On July 9, 2012, we acquired GlobalSpec, a leading specialized vertical search, product information, and digital media company serving the engineering, manufacturing, and related scientific and technical market segments, from Warburg Pincus LLC, for $136 million, net of cash acquired. We believe that the acquisition of GlobalSpec, Inc., will allow us to improve our product design portfolio and create an expanded destination for our products and services.

Invention Machine. On July 11, 2012, we acquired Invention Machine, a leader in semantic search technology that uncovers relevant insights held within a wealth of internal and external knowledge sources, for approximately $40 million, net of cash acquired. We expect to use Invention Machine's semantic search engine to help customers accelerate innovation and develop, maintain, and produce superior products and services.

The following table summarizes the purchase price allocation, net of acquired cash, for all acquisitions completed in 2012 (in thousands):

	GlobalSpec	All others	Total
Assets:			
Current assets	$ 4,740	$ 11,702	$ 16,442
Property and equipment	1,880	2,531	4,411
Intangible assets	44,500	72,034	116,534
Goodwill	114,778	115,987	230,765
Other long-term assets	772	282	1,054
Total assets	166,670	202,536	369,206
Liabilities:			
Current liabilities	80	8,191	8,271
Deferred revenue	12,238	12,926	25,164
Deferred taxes	17,661	11,631	29,292
Other long-term liabilities	211	—	211
Total liabilities	30,190	32,748	62,938
Purchase price	$136,480	$169,788	$306,268

During 2011, we completed the following acquisitions, among others:

ODS-Petrodata (Holdings) Ltd. (ODS-Petrodata). On April 16, 2011, we acquired ODS-Petrodata for approximately $75 million in cash, net of cash acquired. ODS-Petrodata is a premier provider of data, information, and market intelligence to the offshore energy industry. We expect that the ODS-Petrodata products and services will extend our offerings to the upstream energy sector through provision of high quality data and research across the range of critical, high-value offshore markets such as drilling rigs, marine and seismic vessels and field development operations.

Dyadem International, Ltd. (Dyadem). On April 26, 2011, we acquired Dyadem for approximately $49 million in cash, net of cash acquired. Dyadem is a market leader in Operational Risk Management and Quality Risk Management solutions. We expect that the acquisition of Dyadem will provide our customers with software solutions that will help them achieve regulatory compliance and business continuity.

Chemical Market Associates, Inc. (CMAI). On May 2, 2011, we acquired CMAI for approximately $73 million in cash, net of cash acquired. CMAI is a leading provider of market and business advisory services for the worldwide petrochemical, specialty chemicals, fertilizer, plastics, fibers, and chlor-alkali industries. We expect that CMAI's comprehensive information and analysis will add to our event-driven supply-chain information strategy and that CMAI's price discovery and analysis business will broaden our commodities and cost information capabilities.

Seismic Micro-Technology (SMT). On August 10, 2011, we acquired SMT for approximately $502 million in cash, net of cash acquired. SMT is a global leader in Windows-based exploration and production software, and its solutions are used by geoscientists worldwide to evaluate potential reservoirs and plan field development. As a result of the acquisition, we expect to provide a more robust, valuable, and integrated solution set of information, software, and insight to support our energy customers worldwide.

Purvin & Gertz. On November 10, 2011, we acquired Purvin & Gertz for approximately $29 million in cash, net of cash acquired. Purvin & Gertz is a well-established global advisory and market research firm that provides technical, commercial and strategic advice to international clients in the petroleum refining, natural gas, natural gas liquids, crude oil and petrochemical industries. We expect that this acquisition will enhance the focused, actionable analysis and deep industry knowledge of our product and service portfolio that is critical to senior executives and other key decision makers.

The following table summarizes the purchase price allocation, net of acquired cash, for all acquisitions completed in 2011 (in thousands):

	SMT	ODS-Petrodata	CMAI	All others	Total
Assets:					
Current assets	$ 19,752	$ 5,468	$ 6,222	$ 15,233	$ 46,675
Property and equipment	2,302	851	1,799	2,363	7,315
Intangible assets	105,310	21,960	34,170	33,233	194,673
Goodwill	437,768	61,375	62,577	50,093	611,813
Other long-term assets	—	1,440	—	135	1,575
Total assets	565,132	91,094	104,768	101,057	862,051
Liabilities:					
Current liabilities	5,105	2,208	5,762	12,044	25,119
Deferred revenue	17,403	9,709	15,646	6,404	49,162
Deferred taxes	40,547	3,681	10,041	2,758	57,027
Other long-term liabilities	—	335	178	172	685
Total liabilities	63,055	15,933	31,627	21,378	131,993
Purchase price	$502,077	$75,161	$ 73,141	$ 79,679	$730,058

During 2010, we completed the following acquisitions:

Emerging Energy Research, LLC (EER). On February 10, 2010, we acquired EER for approximately $18 million, net of cash acquired. EER is a leading advisory firm whose mission is to help clients understand, leverage, and exploit the technological, regulatory and competitive trends in the global emerging energy sector.

CSM Worldwide, Inc. (CSM). On March 17, 2010, we acquired CSM for approximately $25 million, net of cash acquired. CSM is a leading automotive market forecasting firm dedicated to providing automotive suppliers with market information and production, power train, and sales forecasting through trusted automotive market forecasting services, and strategic advisory solutions to the world's top automotive manufacturers, suppliers, and financial organizations.

Quantitative Micro Software, LLC (QMS). On May 5, 2010, we acquired QMS for approximately $40 million, net of cash acquired. QMS is a worldwide leader in Windows-based econometric and forecasting software applications.

Access Intelligence. On September 7, 2010, we acquired certain chemical and energy portfolio business assets of Access Intelligence for approximately $79 million, net of cash acquired. We purchased these businesses in order to extend the breadth of information available for current IHS energy customers and support the development of additional products and services for a broad range of industries along the supply chain.

Atrion International Inc. (Atrion). On September 22, 2010, we acquired Atrion for approximately $56 million, net of cash acquired. Atrion is a company that combines regulatory expertise and industry-leading technology to streamline the generation, management, and distribution of hazardous materials communication documents and reports.

Syntex Management Systems, Inc. (Syntex). On September 22, 2010, we acquired Syntex for approximately $23 million, net of cash acquired. Syntex is a leading provider of operational risk management software and services that help companies ensure the health and safety of their workers while protecting the environment and managing costs.

iSuppli, Inc. (iSuppli). On November 19, 2010, we acquired iSuppli for approximately $94 million, net of cash acquired. iSuppli is a global leader in technology value chain research and advisory services. The transaction also included Screen Digest Limited, a leading digital media and technology research company, which had been recently acquired by iSuppli.

The following table summarizes the purchase price allocation, net of acquired cash, for all acquisitions completed in 2010 (in thousands):

	iSuppli	Access Intelligence	Atrion	All others	Total
Assets:					
Current assets	$ 7,496	$ 3,841	$ 2,868	$ 6,527	$ 20,732
Property and equipment	1,435	213	403	1,752	3,803
Intangible assets	27,576	30,635	26,259	36,095	120,565
Goodwill	70,289	57,858	39,890	87,438	255,475
Other long-term assets	5,590	—	2,072	98	7,760
Total assets	112,386	92,547	71,492	131,910	408,335
Liabilities:					
Current liabilities	5,424	955	1,066	7,934	15,379
Deferred revenue	10,775	11,698	6,381	12,658	41,512
Deferred taxes	1,807	647	7,878	6,145	16,477
Other long-term liabilities	—	222	141	90	453
Total liabilities	18,006	13,522	15,466	26,827	73,821
Purchase price	$ 94,380	$79,025	$56,026	$105,083	$334,514

4. Accounts Receivable

Our accounts receivable balance consists of the following as of November 30, 2012 and 2011 (in thousands):

	2012	2011
Accounts receivable	$376,463	$330,309
Less: Accounts receivable allowance	(4,346)	(4,300)
Accounts receivable, net	$372,117	$326,009

We record an accounts receivable allowance when it is probable that the accounts receivable balance will not be collected. The amounts comprising the allowance are based upon management's estimates and historical collection trends. The activity in our accounts receivable allowance consists of the following for the years ended November 30, 2012, 2011, and 2010, respectively (in thousands):

	2012	2011	2010
Balance at beginning of year	$ 4,300	$ 3,024	$ 4,511
Provision for bad debts	2,661	2,666	987
Recoveries and other additions	1,056	2,289	1,674
Write-offs and other deductions	(3,671)	(3,679)	(4,148)
Balance at end of year	$ 4,346	$ 4,300	$ 3,024

5. Property and Equipment

Property and equipment consists of the following as of November 30, 2012 and 2011 (in thousands):

	2012	2011
Land, buildings and improvements	$ 98,004	$ 88,714
Machinery and equipment	212,292	149,410
	310,296	238,124
Less: Accumulated depreciation	(147,283)	(109,706)
	$ 163,013	$ 128,418

Depreciation expense was approximately $36.1 million, $23.8 million, and $18.7 million for the years ended November 30, 2012, 2011, and 2010, respectively.

6. Intangible Assets

The following table presents details of our intangible assets, other than goodwill (in thousands):

	As of November 30, 2012			As of November 30, 2011		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets subject to amortization:						
Information databases	$291,265	$(141,072)	$150,193	$259,524	$(105,078)	$154,446
Customer relationships	266,168	(63,105)	203,063	210,940	(43,468)	167,472
Non-compete agreements	4,372	(2,615)	1,757	8,515	(5,754)	2,761
Developed computer software	141,570	(46,898)	94,672	123,566	(25,718)	97,848
Other	51,214	(12,163)	39,051	27,667	(5,958)	21,709
Total	$754,589	$(265,853)	$488,736	$630,212	$(185,976)	$444,236
Intangible assets not subject to amortization:						
Trademarks	64,618	—	64,618	69,539	—	69,539
Perpetual licenses	1,198	—	1,198	1,174	—	1,174
Total intangible assets	$820,405	$(265,853)	$554,552	$700,925	$(185,976)	$514,949

Intangible asset amortization expense was $82.1 million, $64.2 million, and $40.7 million for the years ended November 30, 2012, 2011, and 2010, respectively. Estimated future amortization expense related to intangible assets held as of November 30, 2012 is as follows:

Year	Amount
	(in thousands)
2013	$ 82,939
2014	71,767
2015	66,074
2016	58,920
2017	47,201
Thereafter	161,835

Changes in intangible assets in both 2012 and 2011 were primarily the result of acquisitions (see Note 3) and to a lesser extent, foreign currency exchange rate fluctuations.

7. Derivatives

In April and June 2011, to mitigate interest rate exposure on our outstanding credit facility debt, we entered into two interest rate derivative contracts that effectively swap $100 million of floating rate debt for fixed rate debt at a 3.30% weighted average interest rate, which rate includes the current credit facility spread. Both of these interest rate swaps expire in July 2015. Because the terms of the swaps and the variable rate debt coincide, we do not expect any ineffectiveness. We have designated and accounted for these instruments as cash flow hedges, with changes in fair value being deferred in accumulated other comprehensive loss in the consolidated balance sheets.

Since our swaps are not listed on an exchange, we have evaluated fair value by reference to similar transactions in active markets; consequently, we have classified the swaps within Level 2 of the fair value measurement hierarchy. As of November 30, 2012, the fair market value of our swaps was a liability of $3.6 million, and the current mark-to-market loss position is recorded in other liabilities in the consolidated balance sheets.

8. Debt

On August 29, 2012, we exercised an expansion feature under our syndicated bank credit agreement (the Credit Facility) to increase our borrowing capacity under the revolver to $1.0 billion. We also increased our term loan borrowings under the Credit Facility to $513 million. All borrowings under the Credit Facility are unsecured. The loan and revolver included in the Credit Facility have a five-year term ending in January 2016. The interest rates for borrowings under the Credit Facility will be the applicable LIBOR plus 1.00% to 1.75%, depending upon our Leverage Ratio, which is defined as the ratio of Consolidated Funded Indebtedness to rolling four-quarter Consolidated Earnings Before Interest Expense, Taxes, Depreciation and Amortization (EBITDA), as defined in the Credit Facility. A commitment fee on any unused balance is payable periodically and ranges from 0.15% to 0.30% based upon our Leverage Ratio. The Credit Facility contains certain financial and other covenants, including a maximum Leverage Ratio and a maximum Interest Coverage Ratio, as defined in the Credit Facility.

On August 29, 2012, we also entered into a new $250 million interest-only term loan agreement. The loan has a two-and-a-half year term ending in March 2015, and borrowings under the loan are unsecured. The interest for borrowing under the term loan, as well as certain financial and other covenants, including a maximum Leverage Ratio and a maximum Interest Coverage ratio, are identical to the existing Credit Facility term loan.

As of November 30, 2012, we were in compliance with all of the covenants in the Credit Facility and had approximately $310 million of outstanding borrowings under the revolver at a current annual interest rate of 1.75% and approximately $749 million of outstanding borrowings under the term loans at a current weighted average annual interest rate of 1.77%. We have classified $193 million of revolver borrowings as long-term and $117 million as short-term based upon our current estimate of expected repayments for the next twelve months. Short-term debt also includes $53 million of scheduled term loan principal repayments over the next twelve months. We had approximately $0.5 million of outstanding letters of credit under the Credit Facility as of November 30, 2012.

Maturities of outstanding borrowings under the term loans as of November 30, 2012 are as follows (in thousands):

Year	Amount (in thousands)
2013	$ 52,578
2014	105,156
2015	565,469
2016	26,279
2017	—
	$749,482

Our debt as of November 30, 2012 also included approximately $1 million of non-interest bearing notes that were issued to the sellers of Prime Publications Limited (Prime), a company that we purchased in 2008. These notes are due upon demand and are therefore recorded in short-term debt in the consolidated balance sheets.

As of November 30, 2011, we were operating under the same Credit Facility as we are as of November 30, 2012, albeit at a lower total capacity. We also had approximately $2 million of non-interest bearing notes associated with the Prime acquisition as of that date.

9. Restructuring Charges

Net restructuring charges were $16.8 million, $1.2 million, and $9.0 million for the years ended November 30, 2012, 2011, and 2010, respectively. The restructuring charges are described below.

During the third quarter of 2010, we announced various plans to streamline operations and merge functions. As a result, we reduced our aggregate workforce by approximately 3% and consolidated several locations. The changes primarily affected the Americas and EMEA segments.

The restructuring charge that we recorded in 2010 consisted of direct and incremental costs associated with restructuring and related activities, including severance, outplacement and other employee related benefits; facility closures and relocations; and legal expenses associated with employee terminations incurred during the quarter. The entire $9.1 million restructuring charge was recorded during the third quarter of 2010, offset by a $0.1 million restructuring credit in the second quarter of 2010. Approximately $7.7 million of the charge related to our Americas segment and $1.3 million pertained to our EMEA segment, with the remainder in APAC.

In the second quarter of 2011, we recorded an additional $0.7 million of net restructuring costs in the Americas segment, which represented a revision to our third quarter 2010 estimate of cost to exit space in one of our facilities, partially offset by favorable resolution of employee severance costs. In the fourth quarter of 2011, we recorded $0.5 million of restructuring charges for severance costs associated with the consolidation of positions in the EMEA segment to our recently established accounting and customer care Centers of Excellence locations.

During 2012, we have continued to consolidate positions to our Centers of Excellence locations as we complete successive Vanguard releases, as well as eliminating positions to accomplish other operational efficiencies. We also began consolidating legacy data centers in 2012, including certain contract termination costs. We recorded approximately $16.8 million of restructuring charges for direct and incremental costs associated with these activities. The activities included the movement or elimination of approximately 271 positions. Of the total charge, approximately $13.4 million of the charge was recorded in the Americas segment, approximately $3.0 million was recorded in the EMEA segment and approximately $0.4 million was recorded in the APAC segment. We expect to continue to incur costs related to these and other similar activities in future periods, resulting in additional restructuring charges.

The following table shows our restructuring activity and provides a reconciliation of the restructuring liability as of November 30, 2012 (in thousands):

	Employee Severance and Other Termination Benefits	Contract Termination Costs	Other	Total
Balance at November 30, 2009	$ —	$ —	$ —	$ —
Add: Restructuring costs incurred *	8,024	972	108	9,104
Less: Amount paid	(6,738)	(850)	(61)	(7,649)
Balance at November 30, 2010	1,286	122	47	1,455
Add: Restructuring costs incurred	540	—	—	540
Revision to prior estimates	(394)	1,143	(47)	702
Less: Amount paid	(892)	(1,265)	—	(2,157)
Balance at November 30, 2011	540	—	—	540
Add: Restructuring costs incurred	13,847	2,228	1,008	17,083
Revision to prior estimates	(254)	—	—	(254)
Less: Amount paid	(10,970)	(725)	(949)	(12,644)
Balance at November 30, 2012	$ 3,163	$ 1,503	$ 59	$ 4,725

* Excludes $0.1 million restructuring credit as discussed above.

As of November 30, 2012, approximately $3.6 million of the remaining liability was in the Americas segment, approximately $1.0 million was in the EMEA segment, and approximately $0.1 million was in the APAC segment. The entire $4.7 million is expected to be paid in 2013.

10. Acquisition-related Costs

During the year ended November 30, 2011, we incurred approximately $8.0 million in costs to complete acquisitions and to leverage synergies from recent business combinations. As a result of these activities, we eliminated approximately 40 positions and closed one of the acquired offices. The changes only affected the Americas and EMEA segments.

During the year ended November 30, 2012, we incurred approximately $4.1 million of direct and incremental costs associated with recent acquisitions, including legal and professional fees, the elimination of certain positions, and a facility closure. Substantially all of the costs were incurred within the Americas segment.

The following table provides a reconciliation of the acquisition-related costs accrued liability as of November 30, 2012 (in thousands):

	Employee Severance and Other Termination Benefits	Contract Termination Costs	Other	Total
Balance at November 30, 2010	$ —	$ —	$ —	$ —
Add: Costs incurred	4,318	706	2,976	8,000
Less: Amount paid	(2,699)	(237)	(2,791)	(5,727)
Balance at November 30, 2011	$ 1,619	$ 469	$ 185	$ 2,273
Add: Costs incurred	1,912	138	2,119	4,169
Revision to prior estimates	(22)	—	—	(22)
Less: Amount paid	(2,925)	(523)	(2,304)	(5,752)
Balance at November 30, 2012	$ 584	$ 84	$ —	$ 668

As of November 30, 2012, the remaining $0.7 million liability was in the Americas segment, and is expected to be paid in 2013.

11. Discontinued Operations

Effective December 31, 2009, we sold our small non-core South African business for approximately $2 million with no gain or loss on sale. The sale of this business included a building and certain intellectual property. In exchange for the sale of these assets, we received two three-year notes receivable, one secured by a mortgage on the building and the second secured by a pledge on the shares of the South African company. In December 2010, we received full payment of the note receivable that was secured by a mortgage on the building.

During the fourth quarter of 2011, we discontinued operations of a small print-and-advertising business focused on a narrow, declining market. The abandonment of this business included certain intellectual property. We also discontinued a minor government-services business during that period.

Operating results of these discontinued operations for the years ended November 30, 2012, 2011, and 2010, respectively, were as follows (in thousands):

	2012	2011	2010
Revenue	$—	$6,938	$17,718
Income from discontinued operations before income taxes	36	347	6,742
Tax expense	(17)	(221)	(2,519)
Income from discontinued operations, net	$ 19	$ 126	$ 4,223

12. Income Taxes

The amounts of income from continuing operations before income taxes by U.S. and foreign jurisdictions for the years ended November 30, 2012, 2011, and 2010, respectively, is as follows (in thousands):

	2012	2011	2010
U.S.	$ 10,693	$ (1,786)	$ 14,682
Foreign	177,020	163,770	158,066
	$187,713	$161,984	$172,748

The provision for income tax expense (benefit) from continuing operations for the years ended November 30, 2012, 2011, and 2010, respectively, is as follows (in thousands):

	2012	2011	2010
Current:			
U.S.	$ 17,301	$ 1,988	$16,348
Foreign	24,224	23,974	25,516
State	4,490	2,416	3,066
Total current	46,015	28,378	44,930
Deferred:			
U.S.	(13,420)	355	(2,475)
Foreign	(2,592)	(1,444)	(2,898)
State	(439)	(594)	(326)
Total deferred	(16,451)	(1,683)	(5,699)
Provision for income taxes	$ 29,564	$26,695	$39,231

The following table presents the reconciliation of the provision for income taxes to the U.S. statutory tax rate for the years ended November 30, 2012, 2011, and 2010, respectively (in thousands):

	2012	2011	2010
Statutory U.S. federal income tax	$ 65,700	$ 56,694	$ 60,461
State income tax, net of federal benefit	1,523	873	1,295
Foreign rate differential	(38,153)	(34,385)	(31,918)
Tax rate change	(2,162)	(1,735)	(693)
U.S. tax on earnings from foreign affiliates, net of foreign tax credits (FTCs)	1,431	1,438	11,972
Valuation allowance	(1,429)	342	(690)
Change in reserves	586	744	27
Other	2,068	2,724	(1,223)
Income tax expense	$ 29,564	$ 26,695	$ 39,231
Effective tax rate expressed as a percentage of pre-tax earnings	15.7%	16.5%	22.7%

Undistributed earnings of our foreign subsidiaries were approximately $371.3 million at November 30, 2012. Those earnings are considered to be indefinitely reinvested, and do not include earnings from certain subsidiaries which are considered distributed. Accordingly, no provision for U.S. federal and state income taxes has been provided for those earnings. If we were to repatriate those earnings, in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexity associated with the hypothetical calculation.

The significant components of deferred tax assets and liabilities as of November 30, 2012 and 2011 are as follows (in thousands):

	2012	2011
Deferred tax assets:		
Accruals and reserves	$ 11,141	$ 9,669
Deferred revenue	7,062	5,423
Fixed assets	—	2,025
Pension and postretirement benefits	7,698	2,490
Tax credits	3,406	6,073
Deferred stock-based compensation	33,992	26,947
Loss carryforwards	42,019	30,581
Other	6,148	5,634
Gross deferred tax assets	111,466	88,842
Valuation allowance	(1,393)	(2,825)
Realizable deferred tax assets	110,073	86,017
Deferred tax liabilities:		
Fixed assets	(8,396)	—
Intangibles	(185,828)	(164,659)
Gross deferred tax liabilities	(194,224)	(164,659)
Net deferred tax liability	$ (84,151)	$ (78,642)

As of November 30, 2012, we had loss carryforwards for tax purposes totaling approximately $115.4 million, comprised of $101.7 million of U.S. net operating loss carryforwards and $13.7 million of foreign loss carryforwards. These carryforwards will be available to offset future taxable income. If not used, the U.S. net operating loss carryforwards will begin to expire in 2018 and the foreign tax loss carryforwards generally may be carried forward indefinitely. The U.S. net operating loss carryforwards increased as a result of acquisitions. We have analyzed the foreign net operating losses and placed valuation allowances on those that we have determined the realization is not more likely than not to occur.

As of November 30, 2012, we had approximately $2.8 million of foreign tax credit (FTC) carryforwards and approximately $0.6 million of research and development (R&D) credit carryforwards, both of which will be available to offset future U.S. tax liabilities. If not used, the FTC carryforwards will expire between 2016 and 2022, and the R&D credit carryforwards will expire between 2026 and 2027. We believe that it is more likely than not that we will realize our FTC and R&D tax credit assets.

The valuation allowance for deferred tax assets decreased by $1.4 million in 2012. The decrease is primarily attributable to realization of a deferred tax asset related to the U.S. capital loss carryforward.

We have provided what we believe to be an appropriate amount of tax for items that involve interpretation of the tax law. However, events may occur in the future that will cause us to reevaluate our current reserves and may result in an adjustment to the reserve for taxes.

A summary of the activities associated with our reserve for unrecognized tax benefits, interest and penalties follows (in thousands):

	Unrecognized Tax Benefits	Interest and Penalties
Balance at November 30, 2011	$1,976	$239
Additions:		
Current year tax positions	80	—
Prior year tax positions	908	—
Associated with interest	—	476
Decreases:		
Lapse of statute of limitations	(486)	(76)
Prior year tax positions	(316)	—
Balance at November 30, 2012	$2,162	$639

As of November 30, 2012, the total amount of unrecognized tax benefits was $2.8 million, of which $0.6 million related to interest and penalties. We include accrued interest and accrued penalties related to amounts accrued for unrecognized tax benefits in our provision for income taxes. The entire amount of unrecognized benefits at November 30, 2012 may affect the annual effective tax rate if the benefits are eventually recognized.

It is reasonably possible that we will experience a $1.1 million decrease in the reserve for unrecognized tax benefits within the next twelve months. We would experience this decrease in relation to uncertainties associated with closing of statutes.

We and our subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, we are no longer subject to income tax examinations by tax authorities for years before 2008.

13. Pensions and Postretirement Benefits

Defined Benefit Plans

We sponsor a non-contributory, closed defined-benefit retirement plan (the U.S. RIP) for all of our U.S. employees with at least one year of service. We also have a frozen defined-benefit pension plan (the U.K. RIP) that covers certain employees of a subsidiary based in the United Kingdom. We also have an unfunded Supplemental Income Plan (SIP), which is a non-qualified pension plan, for certain U.S. employees who earn over a federally stipulated amount. Benefits for all three plans are generally based on years of service and either average or cumulative base compensation. Plan funding strategies are influenced by employee benefit laws and tax laws. The U.K. RIP includes a provision for employee contributions and inflation-based benefit increases for retirees.

During 2010, we approved a plan design change for the U.S. RIP that was effective March 1, 2011. This change is considered to be a prospective plan amendment pursuant to existing pension accounting guidance. Accordingly, we reflected the modification to the U.S. RIP within the November 30, 2010 balance sheet, which resulted in a $5.3 million reduction in liability that will be amortized over the remaining average future working lifetime of the employee group, which is approximately six years.

In 2010, we also made the decision to discontinue future benefit accruals under the U.K. RIP, which resulted in a $0.8 million reduction of liability because of the curtailment.

During 2011, we made a number of changes to the U.S. RIP strategy. We settled retiree obligations by purchasing annuities for the retiree population from a third-party insurer, which resulted in a significant reduction of our overall plan liability. We changed our pension plan investment strategy to better match remaining pension assets with our remaining pension obligations. We accelerated plan funding by contributing approximately $65 million to the plan in December 2011, the first month of our fiscal 2012. Approximately $57 million of this contribution allowed us to bring all deficit funding current through November 30, 2011 and pay fees and expenses associated with the third-party annuity contracts, with the remaining $8 million used to fund estimated 2012 pension costs.

In the first quarter of fiscal 2012, we also made the decision to close the U.S. RIP to new participants effective January 1, 2012. In place of the U.S. RIP benefits, colleagues hired after January 1, 2012 receive a company non-elective contribution to their 401(k) plan balances if they are an active employee at the end of the year.

During fiscal 2012, we offered lump-sum buyouts to former colleagues who are not yet receiving benefits. The payout associated with these lump-sum offers is accounted for as a settlement.

In December 2012, the first month of our fiscal 2013, we contributed approximately $10 million to the U.S. RIP to fund estimated 2013 pension costs.

As of November 30, 2012, the U.S. RIP plan assets consist primarily of fixed-income securities, with a moderate amount of equity securities. We employed a similar investment strategy as of November 30, 2011. The U.K. RIP plan assets consist primarily of equity securities, with smaller holdings of bonds and other assets. Equity assets are diversified between international and domestic investments, with additional diversification in the domestic category through allocations to large-cap, mid-cap, and growth and value investments.

The U.S. RIP's established investment policy seeks to align the expected rate of return with the discount rate, while allowing for some equity variability to allow for upside market potential that would strengthen the overall asset position of the plan. The U.K. RIP's established investment policy is to match the liabilities for active and deferred members with equity investments and match the liabilities for pensioner members with fixed-income investments. Asset allocations are subject to ongoing analysis and possible modification as basic capital market conditions change over time (interest rates, inflation, etc.).

The following table compares target asset allocation percentages with actual asset allocations at the end of 2012:

	U.S. RIP Assets		**U.K. RIP Assets**	
	Target Allocations	**Actual Allocations**	**Target Allocations**	**Actual Allocations**
Fixed Income	75%	74%	45%	47%
Equities	25%	22%	55%	48%
Alternatives/Other	—%	4%	—%	5%

Investment return assumptions for both plans have been determined by obtaining independent estimates of expected long-term rates of return by asset class and applying the returns to assets on a weighted-average basis.

As discussed above, we contributed approximately $10.0 million to the U.S. RIP in early fiscal 2013. We expect to contribute $1.8 million to the U.K. RIP and $0.7 million to the SIP during 2013.

The following table provides the expected benefit payments for our pension plans (in thousands):

	U.S. RIP	U.K. RIP	SIP	Total
2013	$ 9,873	$ 1,625	$ 711	$12,209
2014	9,587	1,481	677	11,745
2015	10,007	1,392	667	12,066
2016	10,028	1,685	656	12,369
2017	9,991	1,507	705	12,203
2018-2022	47,920	17,909	2,952	68,781

Our net periodic pension expense (income) for the pension plans was comprised of the following (in thousands):

	Year Ended November 30, 2012			
	U.S. RIP	U.K. RIP	SIP	Total
Service costs incurred	$ 10,174	$ 133	$187	$ 10,494
Interest costs on projected benefit obligation	6,945	1,710	389	9,044
Expected return on plan assets	(8,487)	(2,232)	—	(10,719)
Amortization of prior service benefit	(1,343)	—	(7)	(1,350)
Amortization of transitional obligation	—	—	40	40
Settlements	4,930	—	—	4,930
Fourth quarter expense recognition of actuarial loss in excess of corridor	5,044	5,762	383	11,189
Net periodic pension expense	$ 17,263	$ 5,373	$992	$ 23,628

	Year Ended November 30, 2011			
	U.S. RIP	U.K. RIP	SIP	Total
Service costs incurred	$ 8,438	$ 108	$140	$ 8,686
Interest costs on projected benefit obligation	11,877	1,928	394	14,199
Expected return on plan assets	(16,391)	(2,317)	—	(18,708)
Amortization of prior service benefit	(1,343)	—	(6)	(1,349)
Amortization of transitional obligation	—	—	40	40
Settlements	21,299	—	—	21,299
Special termination benefits	—	—	60	60
Fourth quarter expense recognition of actuarial loss in excess of corridor	20,535	—	—	20,535
Net periodic pension expense (income)	$ 44,415	$ (281)	$628	$ 44,762

	Year Ended November 30, 2010			
	U.S. RIP	U.K. RIP	SIP	Total
Service costs incurred	$ 8,015	$ 644	$213	$ 8,872
Interest costs on projected benefit obligation	11,971	1,780	415	14,166
Expected return on plan assets	(16,040)	(2,135)	—	(18,175)
Amortization of prior service cost (benefit)	(473)	—	44	(429)
Amortization of transitional obligation	—	—	40	40
Fourth quarter expense recognition of actuarial loss in excess of corridor	8,735	—	—	8,735
Net periodic pension expense	$ 12,208	$ 289	$712	$ 13,209

The changes in the projected benefit obligation, plan assets and the funded status of the pension plans were as follows (in thousands):

	November 30, 2012			
	U.S. RIP	U.K. RIP	SIP	Total
Change in projected benefit obligation:				
Net benefit obligation at November 30, 2011	$ 136,967	$ 34,213	$ 7,761	$ 178,941
Service costs incurred	10,174	133	187	10,494
Interest costs on projected benefit obligation	6,945	1,710	389	9,044
Actuarial loss	13,656	7,383	897	21,936
Gross benefits paid	(38,765)	(998)	(687)	(40,450)
Foreign currency exchange rate change	—	771	—	771
Net benefit obligation at November 30, 2012	$ 128,977	$ 43,212	$ 8,547	$ 180,736
Change in plan assets:				
Fair value of plan assets at November 30, 2011	$ 82,819	$ 36,662	$ —	$ 119,481
Actual return on plan assets	12,967	961	—	13,928
Employer contributions	65,000	1,732	687	67,419
Gross benefits paid	(38,765)	(998)	(687)	(40,450)
Foreign currency exchange rate change	—	756	—	756
Fair value of plan assets at November 30, 2012	$ 122,021	$ 39,113	$ —	$ 161,134
Funded status:				
Projected benefit obligation at November 30, 2012	$(128,977)	$(43,212)	$(8,547)	$(180,736)
Fair value of plan assets at November 30, 2012	122,021	39,113	—	161,134
Funded status – underfunded	$ (6,956)	$ (4,099)	$(8,547)	$ (19,602)
Amounts recognized in the Consolidated Balance Sheets:				
Accrued pension liability	$ (6,956)	$ (4,099)	$(8,547)	$ (19,602)
Amounts in Accumulated Other Comprehensive Income not yet recognized as components of net periodic pension and postretirement expense, pretax				
Net prior service benefit	$ (5,495)	$ —	$ (28)	$ (5,523)
Net actuarial loss	12,898	4,322	855	18,075
Net transitional obligation	—	—	159	159
Total not yet recognized	$ 7,403	$ 4,322	$ 986	$ 12,711

	November 30, 2011			
	U.S. RIP	U.K. RIP	SIP	Total
Change in projected benefit obligation:				
Net benefit obligation at November 30, 2010	$ 225,776	$ 33,939	$ 7,534	$ 267,249
Service costs incurred	8,438	108	140	8,686
Employee contributions	—	13	—	13
Interest costs on projected benefit obligation	11,877	1,928	394	14,199
Actuarial loss (gain)	32,573	(773)	197	31,997
Gross benefits paid	(13,386)	(1,291)	(564)	(15,241)
Special termination benefits	—	—	60	60
Settlement expense	(128,311)	—	—	(128,311)
Foreign currency exchange rate change	—	289	—	289
Net benefit obligation at November 30, 2011	$ 136,967	$ 34,213	$ 7,761	$ 178,941
Change in plan assets:				
Fair value of plan assets at November 30, 2010	$ 208,506	$ 33,639	$ —	$ 242,145
Actual return on plan assets	16,010	2,372	—	18,382
Employer contributions	—	1,756	564	2,320
Employee contributions	—	13	—	13
Gross benefits paid	(13,386)	(1,291)	(564)	(15,241)
Settlements	(128,311)	—	—	(128,311)
Foreign currency exchange rate change	—	173	—	173
Fair value of plan assets at November 30, 2011	$ 82,819	$ 36,662	$ —	$ 119,481
Funded status:				
Projected benefit obligation at November 30, 2011	$(136,967)	$(34,213)	$(7,761)	$(178,941)
Fair value of plan assets at November 30, 2011	82,819	36,662	—	119,481
Funded status – over (under) funded	$ (54,148)	$ 2,449	$(7,761)	$ (59,460)
Amounts recognized in the Consolidated Balance Sheets:				
Accrued pension liability	$ (54,148)	$ 2,449	$(7,761)	$ (59,460)
Amounts in Accumulated Other Comprehensive Income not yet recognized as components of net periodic pension and postretirement expense, pretax				
Net prior service benefit	$ (6,839)	$ —	$ (35)	$ (6,874)
Net actuarial loss	13,697	1,298	340	15,335
Net transitional obligation	—	—	199	199
Total not yet recognized	$ 6,858	$ 1,298	$ 504	$ 8,660

The pretax amortization amounts we expect to recognize in net periodic pension and postretirement expense during fiscal 2013 are as follows (in thousands):

	U.S. RIP	U.K. RIP	SIP	Total
Amortization of transitional obligation	$ —	$ —	$ —	$ —
Amortization of net prior service benefit	$(1,343)	$ —	$ —	$(1,343)

Pension expense is actuarially calculated annually based on data available at the beginning of each year. We determine the expected return on plan assets by multiplying the expected long-term rate of return on assets by the market-related value of plan assets. The market-related value of plan assets is the fair value of plan assets. Assumptions used in the actuarial calculation include the discount rate selected and disclosed at the end of the previous year as well as other assumptions detailed in the table below, for the years ended November 30:

	U.S. RIP		U.K. RIP		SIP	
	2012	2011	2012	2011	2012	2011
Weighted-average assumptions as of year-end						
Discount rate	4.00%	5.30%	4.40%	5.00%	4.00%	5.30%
Expected long-term rate of return on assets	4.50%	6.25%	5.25%	6.00%	— %	— %

The decrease in the expected long-term rate of return on assets for the U.S. RIP in 2012 was primarily due to the change in asset mix that we made at the end of 2011 to create a better match of our pension assets and pension obligations.

Fair Value Measurements

Financial instruments included in plan assets carried at fair value as of November 30, 2011 and 2010 and measured at fair value on a recurring basis are classified as follows (in thousands):

	2012				2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$—	$ 7,529	$—	$ 7,529	$—	$ 5,494	$—	$ 5,494
Collective trust funds:								
Fixed income funds	—	107,893	—	107,893	—	77,416	—	77,416
Equity funds	—	45,712	—	45,712	—	36,571	—	36,571
	$—	$161,134	$—	$161,134	$—	$119,481	$—	$119,481

Postretirement Benefits

We sponsor a contributory postretirement medical plan. The plan grants access to group rates for retiree-medical coverage for all U.S. employees who leave IHS after age 55 with at least 10 years of service. Additionally, IHS subsidizes the cost of coverage for retiree-medical coverage for certain grandfathered employees. The IHS subsidy is capped at different rates per month depending on individual retirees' Medicare eligibility.

The obligation under our plan was determined by the application of the terms of medical and life insurance plans together with relevant actuarial assumptions. Effective 2006, IHS does not provide prescription drug coverage for Medicare-eligible retirees except through a Medicare Advantage fully insured option; therefore our liability does not reflect any impact of the Medicare Modernization Act Part D subsidy. The discount rate used in determining the accumulated postretirement benefit obligation was 4.00% and 5.30% at November 30, 2012, and 2011, respectively.

Our net periodic postretirement expense (income) and changes in the related projected benefit obligation were as follows (in thousands):

	Year Ended November 30,		
	2012	2011	2010
Service costs incurred	$ 21	$ 29	$ 48
Interest costs	466	529	559
Amortization of prior service cost(1)	—	(325)	(3,229)
Fourth quarter expense recognition of actuarial loss in excess of corridor	802	—	—
Net periodic postretirement expense (income)	$1,289	$ 233	$(2,622)

	November 30, 2012	November 30, 2011
Change in projected postretirement benefit obligation:		
Postretirement benefit obligation at beginning of year	$ 9,200	$10,056
Service costs	21	29
Interest costs	466	529
Actuarial (gain) loss	1,557	(680)
Benefits paid	(819)	(734)
Postretirement benefit obligation at end of year	$ 10,425	$ 9,200
Unfunded status	(10,425)	(9,200)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued postretirement benefits	$(10,425)	$ (9,200)
Amounts in Accumulated Other Comprehensive Income not yet recognized as components of net periodic pension and postretirement expense, pretax		
Net actuarial loss	$ 1,043	$ 287

(1) We amended our plan in 2006. The plan was amended to limit benefits to be paid for future health-care costs. IHS no longer subsidizes the cost of coverage for retiree-medical coverage. Certain employees were grandfathered with the IHS subsidy capped at different rates per month depending on individual retirees' Medicare eligibility. This change resulted in a $15.9 million negative plan amendment to be amortized over a period of time resulting in net periodic postretirement benefit income in 2006 through 2010.

The following table provides the expected cash outflows for our postretirement benefit plan (in thousands):

Year	Amount (in thousands)
2013	$ 880
2014	879
2015	873
2016	865
2017	806
2018-2022	3,629

A one-percentage-point change in assumed health-care-cost-trend rates would have no effect on service cost, interest cost, or the postretirement benefit obligation as of November 30, 2012 because the IHS subsidy is capped.

Defined Contribution Plan

Employees of certain subsidiaries may participate in defined contribution plans. Benefit expense relating to these plans was approximately $10.6 million, $7.9 million, and $6.9 million for 2012, 2011, and 2010, respectively.

14. Stock-based Compensation

As of November 30, 2012, we had one stock-based compensation plan: the Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan (LTIP). The LTIP provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, other stock based awards and covered employee annual incentive awards. Upon vesting of an award, we may either issue new shares or reissue treasury shares, but only to the extent that the reissued shares were previously withheld for taxes under the LTIP provisions. The 2004 Directors Stock Plan, a sub-plan under our LTIP, provides for the grant of restricted stock and restricted stock units to non-employee directors as defined in that plan. We believe that such awards better align the interests of our employees and non-employee directors with those of our stockholders. We have authorized a maximum of 14.75 million shares. As of November 30, 2012, the number of shares available for future grant was 3.8 million.

Total unrecognized compensation expense related to all nonvested awards was $121.3 million as of November 30, 2012, with a weighted-average recognition period of approximately 1.1 years.

Restricted Stock Units (RSUs). RSUs typically vest from one to three years, and are generally subject to either cliff vesting or graded vesting. RSUs do not have nonforfeitable rights to dividends or dividend equivalents. The fair value of RSUs is based on the fair value of our common stock on the date of grant. We amortize the value of these awards to expense over the vesting period on a straight-line basis. For performance-based RSUs, an evaluation is made each quarter about the likelihood that the performance criteria will be met. As the number of performance-based RSUs expected to vest increases or decreases, compensation expense is also adjusted up or down to reflect the number of RSUs expected to vest and the cumulative vesting period met to date. For all RSUs, we estimate forfeitures at the grant date and recognize compensation cost based on the number of awards expected to vest. There may be adjustments in future periods if the likelihood of meeting performance criteria changes or if actual forfeitures differ from our estimates. Our forfeiture rate is based upon historical experience as well as anticipated employee turnover considering certain qualitative factors.

The following table summarizes RSU activity for the year ended November 30, 2012:

	Shares	Weighted-Average Grant Date Fair Value
	(in thousands)	
Balances, November 30, 2011	2,898	$66.74
Granted	1,703	$87.63
Vested	(1,395)	$64.72
Forfeited	(219)	$78.10
Balances, November 30, 2012	2,987	$78.75

The total fair value of RSUs that vested during the year ended November 30, 2012 was $128.4 million based on the weighted-average fair value on the vesting date.

Stock Options. Option awards are generally granted with an exercise price equal to the fair market value of our stock at the date of grant. All outstanding options were fully vested as of November 30, 2012, with 8-year contractual terms. No options were granted in the years ended November 30, 2012, 2011, and 2010.

The following table summarizes changes in outstanding stock options during the years ended November 30, 2012, 2011, and 2010, as well as options that are vested and expected to vest and stock options exercisable at November 30, 2012 and 2011:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)			(in thousands)
Outstanding at November 30, 2010	162	$36.36		
Granted	—	—		
Exercised	(62)	$34.31		
Forfeited	—	—		
Outstanding at November 30, 2011	100	$37.65	3.2	5,048
Vested and expected to vest at November 30, 2011	100	$37.65	3.2	5,048
Exercisable at November 30, 2011	100	$37.65	3.2	5,048
Outstanding at November 30, 2011	100	$37.65		
Granted	—	—		
Exercised	(91)	$37.65		
Forfeited	—	—		
Outstanding at November 30, 2012	9	$37.65	1.6	490
Vested and expected to vest at November 30, 2012	9	$37.65	1.6	490
Exercisable at November 30, 2012	9	$37.65	1.6	490

The aggregate intrinsic value amounts in the table above represent the difference between the closing prices of our common stock on November 30, 2011 and 2012, which were $88.38 and $92.14, respectively, and the exercise price, multiplied by the number of in-the-money stock options as of the same date. This represents the amounts that would have been received by the stock option holders if they had all exercised their stock options on the respective year-end date. In future periods, the intrinsic value will change depending on fluctuations in our stock price. The total intrinsic value of stock options exercised during the year ended November 30, 2012, was $6.0 million.

Stock-based compensation expense for the years ended November 30, 2012, 2011, and 2010, respectively, was as follows (in thousands):

	2012	2011	2010
Cost of revenue	$ 6,206	$ 3,680	$ 3,633
Selling, general and administrative	115,337	82,514	62,841
Total stock-based compensation expense	$121,543	$86,194	$66,474

Total income tax benefits recognized for stock-based compensation arrangements were as follows (in thousands):

	2012	2011	2010
Income tax benefits	$42,959	$30,502	$24,215

No stock-based compensation cost was capitalized during the years ended November 30, 2012, 2011, or 2010.

15. Commitments and Contingencies

Commitments

Rental charges in 2012, 2011, and 2010 approximated $43.4 million, $31.1 million and $27.5 million, respectively. Minimum rental commitments under non-cancelable operating leases in effect at November 30, 2012, are as follows:

Year	Amount (in thousands)
2013	$ 43,643
2014	36,098
2015	29,736
2016	26,845
2017	24,351
2018 and thereafter	40,043
	$200,716

We also had outstanding letters of credit and bank guarantees in the aggregate amount of approximately $2.1 million and $1.7 million at November 30, 2012 and 2011, respectively.

Indemnifications

In the normal course of business, we are party to a variety of agreements under which we may be obligated to indemnify the other party for certain matters. These obligations typically arise in contracts where we customarily agree to hold the other party harmless against losses arising from a breach of representations or covenants for certain matters such as title to assets and intellectual property rights associated with the sale of products. We also have indemnification obligations to our officers and directors. The duration of these indemnifications varies, and in certain cases, is indefinite. In each of these circumstances, payment by us depends upon the other party making an adverse claim according to the procedures outlined in the particular agreement, which procedures generally allow us to challenge the other party's claims. In certain instances, we may have recourse against third parties for payments that we make.

We are unable to reasonably estimate the maximum potential amount of future payments under these or similar agreements due to the unique facts and circumstances of each agreement and the fact that certain indemnifications provide for no limitation to the maximum potential future payments under the indemnification. We have not recorded any liability for these indemnifications in the accompanying consolidated balance sheets; however, we accrue losses for any known contingent liability, including those that may arise from indemnification provisions, when the obligation is both probable and reasonably estimable.

Litigation

From time to time, we are involved in litigation, most of which is incidental to our business. In our opinion, no litigation to which we currently are a party is likely to have a material adverse effect on our results of operations or financial condition.

16. Common Stock and Earnings per Share

Basic EPS is computed on the basis of the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares.

Weighted average common shares outstanding for the years ended November 30, 2012, 2011, and 2010, respectively, were calculated as follows (in thousands):

	2012	2011	2010
Weighted average common shares outstanding:			
Shares used in basic EPS calculation	65,840	64,938	63,964
Effect of dilutive securities:			
Restricted stock units	866	733	612
Stock options and other stock-based awards	29	45	143
Shares used in diluted EPS calculation	66,735	65,716	64,719

Share Buyback Programs

During 2006, our board of directors approved a program to reduce the dilutive effects of employee equity grants, by allowing employees to surrender shares back to the Company for a value equal to their minimum statutory tax liability. We then pay the statutory tax on behalf of the employee. For the year ended November 30, 2012, we accepted 466,103 shares surrendered by employees under the tax withholding program for approximately $43.0 million, or $92.33 per share.

In March 2011, our board of directors authorized the repurchase of up to one million common shares per fiscal year in the open market (the March 2011 Program). We may execute on this program at our discretion, balancing dilution offset with other investment opportunities of the business, including acquisitions. The March 2011 Program does not have an expiration date. No shares were repurchased under this plan during 2011 or 2012.

In October 2012, our board of directors authorized the repurchase of common shares with a maximum aggregate value of $100 million (the October 2012 Program). We may repurchase common shares in open market purchases or through privately negotiated transactions in compliance with Exchange Act Rule 10b-18, subject to market conditions, applicable legal requirements, and other relevant factors. The October 2012 Program does not obligate us to repurchase any dollar amount or number of common shares, and it may be suspended at any time at our discretion. For the year ended November 30, 2012, we repurchased 563,221 shares for approximately $49.8 million, or $88.40 per share.

17. Other Comprehensive Income (Loss)

	Foreign currency translation adjustments	Net pension and OPEB liability adjustment	Net gain (loss) on hedging activities	Accumulated other comprehensive income (loss)
		(in thousands)		
Balances, November 30, 2009	$(30,105)	$(12,008)	$ —	$(42,113)
Foreign currency translation adjustments, net of tax	(16,691)	—	—	(16,691)
Net pension and OPEB liability adjustment	—	1,147	—	1,147
Foreign currency effect on pension	(195)	195	—	—
Tax provision	(1,388)	(294)	—	(1,682)
Foreign currency effect on tax provision	88	(88)	—	—
Balances, November 30, 2010	(48,291)	(11,048)	—	(59,339)
Foreign currency translation adjustments, net of tax	6,667	—	—	6,667
Unrealized losses on hedging activities	—	—	(3,093)	(3,093)
Net pension and OPEB liability adjustment	—	8,524	—	8,524
Foreign currency effect on pension	18	(18)	—	—
Tax benefit (provision)	—	(3,136)	1,175	(1,961)
Foreign currency effect on tax provision	(5)	5	—	—
Balances, November 30, 2011	(41,611)	(5,673)	(1,918)	(49,202)
Foreign currency translation adjustments, net of tax	6,217	—	—	6,217
Unrealized losses on hedging activities	—	—	(495)	(495)
Net pension and OPEB liability adjustment	—	(4,777)	—	(4,777)
Foreign currency effect on pension	26	(26)	—	—
Tax benefit	—	1,376	188	1,564
Foreign currency effect on tax benefit	(6)	6	—	—
Balances, November 30, 2012	$(35,374)	$ (9,094)	$(2,225)	$(46,693)

18. Supplemental Cash Flow Information

Net cash provided by operating activities reflects cash payments for interest and income taxes as shown below, for the years ended November 30, 2012, 2011, and 2010, respectively (in thousands):

	2012	2011	2010
Interest paid	$19,315	$ 8,274	$ 1,422
Income tax payments, net	$24,279	$38,297	$38,877

Cash and cash equivalents amounting to approximately $345.0 million and $234.7 million reflected on the consolidated balance sheets at November 30, 2012 and 2011, respectively, are maintained primarily in U.S. Dollars, Canadian Dollars, British Pounds, and Euros, and were subject to fluctuations in the currency exchange rate.

19. Segment Information

We prepare our financial reports and analyze our business results within our three reportable geographic segments: Americas, EMEA, and APAC. We evaluate segment performance primarily at the revenue and operating profit level for each of these three segments. We also evaluate revenues by transaction type.

Information about the operations of our three segments is set forth below. Our Chairman and Chief Executive Officer is our chief operating decision maker, and he evaluates segment performance based primarily on revenue and operating profit of these three segments. In addition, he reviews revenue by transaction type. The accounting policies of our segments are the same as those described in the summary of significant accounting policies (see Note 2).

No single customer accounted for 10% or more of our total revenue for the years ended November 30, 2012, 2011, and 2010. There are no material inter-segment revenues for any period presented. Certain corporate transactions are not allocated to the reportable segments, including such items as stock-based compensation expense, net periodic pension and postretirement expense, corporate-level impairments, and gain (loss) on sale of corporate assets.

	Americas	EMEA	APAC	Shared Services	Consolidated Total
			(In thousands)		
Year Ended November 30, 2012					
Revenue	$ 912,490	$443,385	$173,994	$ —	$1,529,869
Operating income	262,953	95,144	46,042	(196,852)	207,287
Depreciation and amortization	88,456	22,188	1,065	6,534	118,243
Total Assets	2,437,903	881,499	114,426	115,383	3,549,211
Year Ended November 30, 2011					
Revenue	$ 798,673	$384,441	$142,524	$ —	$1,325,638
Operating income	224,699	82,314	44,452	(178,997)	172,468
Depreciation and amortization	68,285	17,369	172	2,213	88,039
Total Assets	2,105,105	760,538	101,184	106,210	3,073,037
Year Ended November 30, 2010					
Revenue	$ 655,449	$304,375	$ 97,918	$ —	$1,057,742
Operating income	197,146	66,363	32,601	(121,981)	174,129
Depreciation and amortization	41,884	15,257	154	2,179	59,474
Total Assets	1,350,520	657,384	62,955	84,843	2,155,702

The table below provides information about revenue and long-lived assets for the U.S. and individual material foreign countries for 2012, 2011, and 2010. Revenue by geographic area is generally based on the "ship to" location. Long-lived assets include net property and equipment; net intangible assets; and net goodwill.

(in thousands)	2012 Revenue	2012 Long-lived assets	2011 Revenue	2011 Long-lived assets	2010 Revenue	2010 Long-lived assets
United States	$ 775,630	$1,849,244	$ 675,105	$1,573,961	$ 560,091	$ 959,079
United Kingdom	279,148	434,192	261,436	411,720	214,173	378,850
Rest of world	475,091	393,352	389,097	379,998	283,478	260,662
Total	$1,529,869	$2,676,788	$1,325,638	$2,365,679	$1,057,742	$1,598,591

Revenue by transaction type was as follows:

(in thousands)	2012	2011	2010
Subscription revenue	$1,157,347	$1,020,800	$ 835,322
Non-subscription revenue	372,522	304,838	222,420
Total revenue	$1,529,869	$1,325,638	$1,057,742

Activity in our goodwill account was as follows:

(in thousands)	Americas	EMEA	APAC	Consolidated Total
Balance at November 30, 2010	$ 758,127	$309,627	$53,076	$1,120,830
Acquisitions	500,986	77,353	33,474	611,813
Adjustment to purchase price	(14,928)	(167)	—	(15,095)
Foreign currency translation	1,984	2,780	—	4,764
Balance at November 30, 2011	1,246,169	389,593	86,550	1,722,312
Acquisitions	204,156	21,576	5,033	230,765
Adjustment to purchase price	(6,294)	—	—	(6,294)
Foreign currency translation	6,030	6,242	168	12,440
Balance at November 30, 2012	$1,450,061	$417,411	$91,751	$1,959,223

The adjustment to purchase price in 2011 and 2012 related primarily to deferred tax true-ups that we finalized for our respective 2010 and 2011 acquisitions.

20. Quarterly Results of Operations (Unaudited)

The following table summarizes certain quarterly results of operations (in thousands):

	Three Months Ended			
	February 28	May 31	August 31	November 30
2012				
Revenue	$342,743	$387,159	$385,609	$414,358
Cost of revenue	146,590	165,271	153,746	158,907
Net income	23,475	44,191	44,082	46,420
Earnings per share:				
Basic	$ 0.36	$ 0.67	$ 0.67	$ 0.70
Diluted	$ 0.35	$ 0.66	$ 0.66	$ 0.69
2011				
Revenue	293,143	323,121	338,718	370,656
Cost of revenue	126,666	141,205	144,014	146,607
Net income	31,937	39,941	40,809	22,728
Earnings per share:				
Basic	$ 0.50	$ 0.61	$ 0.63	$ 0.35
Diluted	$ 0.49	$ 0.61	$ 0.62	$ 0.34

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed in the reports required to be filed or submitted under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act rule 13a-15(f). A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management is required to base its assessment of the effectiveness of our internal control over financial reporting on a suitable, recognized control framework, such as the framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). Our principal executive officer and our principal financial officer have chosen the COSO framework on which to base their assessment. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of November 30, 2012.

Our independent registered public accounting firm has audited, and reported on, the effectiveness of our internal control over financial reporting. Management's report and the independent registered public accounting firm's report are included under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting," respectively, in Item 8 of this Form 10-K and are incorporated herein by reference.

Changes in Internal Control over Financial Reporting

We are in the process of converting to a new enterprise resource planning (ERP) system, which we are performing through a phased implementation approach. During the fiscal quarter ended February 29, 2012, we went live on a significant phase of the implementation, which included aspects of financial reporting and shared service center functions and processes on a global scale. During the fiscal quarter ended August 31, 2012, we went live on another significant phase of the implementation, and approximately 60% of our revenue transactions were flowing through our new ERP system as of year-end 2012. We believe that the new ERP system and related changes to processes and internal controls will enhance our internal control over financial reporting while providing us with the ability to scale our business. We have taken the necessary steps to monitor and maintain appropriate internal control over financial reporting during 2012 and will continue to evaluate the operating effectiveness of related key controls during subsequent periods.

Other than the ERP system implementation discussed above, there were no changes in our internal control over financial reporting that occurred during the quarter ended November 30, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item concerning our executive officers, directors, compliance with Section 16 of the Securities and Exchange Act of 1934, as amended, and our code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer is incorporated by reference to the information set forth in the sections entitled "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance and Board of Directors – Code of Conduct" in our Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than March 30, 2012, which is 120 days after the fiscal year ended November 30, 2012 (the "Proxy Statement").

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the information set forth in the sections entitled "Corporate Governance and Board of Directors – Director Compensation" and "Executive Compensation Tables" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the information set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the information set forth in the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the information set forth in the section entitled "Ratification of the Appointment of Independent Registered Public Accountants—Audit, Audit-Related, and Tax Fees" in the Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Index of Financial Statements

The Financial Statements listed in the Index to Consolidated Financial Statements are filed as part of this report on Form 10-K (see Part II, Item 8 – Financial Statements and Supplementary Data).

(b) Index of Exhibits

The following exhibits are filed as part of this report:

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among IHS Global Inc., Nirvana Sub Inc., and SMT Holding Corp., dated as of July 26, 2011(2)
3.1	Amended and Restated Certificate of Incorporation(13)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation(3)
3.3	Amended and Restated Bylaws(1)
4.1	Form of Class A Common Stock Certificate(4)
4.2	Form of Rights Agreement between IHS Inc. and Computershare Trust Company, Inc., as Rights Agent(4)
4.3	Amendment to Rights Agreement Designating American Stock Transfer & Trust as Rights Agent(5)
10.1+	Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan(4)
10.2+	Amended and Restated IHS Inc. 2004 Directors Stock Plan(1)
10.3+	IHS Inc. Employee Stock Purchase Plan(4)
10.4+	IHS Inc. Supplemental Income Plan(4)
10.5*+	Summary of Non-Employee Director Compensation
10.6+	Form of Indemnification Agreement between the Company and its Directors(4)
10.7+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2007 Stock Option Award – Senior Executive Level(6)
10.8+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2007 Stock Option Award – Executive Level(6)
10.9+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2007 Restricted Stock Unit Award – Time-Based(6)
10.10+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2007 Restricted Stock Unit Award – Performance-Based(6)
10.11+	Termination Agreement by and between IHS Inc. and Michael Sullivan, dated August 10, 2011(2)
10.12+	Release Agreement by and between IHS Inc. and Michael Sullivan, dated as of August 10, 2011(2)

Exhibit Number	Description
10.13+	Employment Agreement by and between IHS Inc. and Richard Walker, dated as of October 31, 2007(2)
10.14+	Amendment to Employment Agreement by and between IHS Inc. and Richard Walker, dated as of October 22, 2009(2)
10.15+	Amendment to Employment Agreement by and between IHS Inc. and Richard Walker, dated as of December 3, 2010(2)
10.16+	Employment Agreement by and between IHS Inc. and Scott Key, dated as of October 31, 2007(7)
10.17+	Amendment to Employment Agreement by and between IHS Inc. and Scott Key, dated as of October 22, 2009(7)
10.18+	Amendment to Employment Agreement by and between IHS Inc. and Scott Key, dated as of December 3, 2010(8)
10.19+	Employment Agreement by and between IHS Global Inc. and Daniel H. Yergin, dated as of July 2, 2010(3)
10.20+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2010 Restricted Stock Unit Award – Performance-Based(9)
10.21+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2011 Restricted Stock Unit Award – Performance-Based(3)
10.22	Credit Agreement by and among IHS Inc., certain of its subsidiaries, J.P. Morgan Chase Bank, National Association, Bank of America N.A., RBS Citizens, N.A., Bank of America, N.A. (Canada Branch), Wells Fargo Bank, National Association, HSBC Bank USA, National Association, U.S. Bank, National Association, TD Bank, N.A., Barclays Bank PLC, PNC Bank, National Association, Citibank, N.A., HSBC Bank PLC and Compass Bank dated as of January 5, 2011(10)
10.23	First Amendment to Credit Agreement by and among IHS Inc., certain of its subsidiaries, J.P. Morgan Chase Bank, National Association, Bank of America N.A., RBS Citizens, N.A., Bank of America, N.A. (Canada Branch), Wells Fargo Bank, National Association, HSBC Bank USA, National Association, U.S. Bank, National Association, TD Bank, N.A., Barclays Bank PLC, PNC Bank, National Association, Citibank, N.A., HSBC Bank PLC and Compass Bank dated as of October 11, 2011(8)
10.24+	Employment Agreement by and between IHS Inc. and Jane Okun, dated as of January 31, 2005(1)
10.25+	Amendment to Employment Agreement by and between IHS Inc. and Jane Okun, dated as of November 5, 2007(1)
10.26+	Amendment to Employment Agreement by and between IHS Inc. and Jane Okun-Bomba, dated as of October 22, 2009(1)
10.27+	Amendment to Employment Agreement by and between IHS Inc. and Jane Okun-Bomba, dated as of December 3, 2010(1)
10.28	Credit Agreement dated as of August 29, 2012 among IHS Inc., IHS Global Inc., Royal Bank of Canada, and Bank of America, N.A.(12)
10.29*+	Employment Agreement by and between IHS Inc. and Arshad Matin, dated as of November 22, 2011

Exhibit Number	Description
21*	List of Subsidiaries of the Registrant
23*	Consent of Ernst & Young LLP
24*	Power of Attorney
31.1*	Certification of the Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act.
31.2*	Certification of the Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act.
32*	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed electronically herewith.

\+ Compensatory plan or arrangement.

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended November 30, 2011, and incorporated herein by reference.

(2) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended August 31, 2011, and incorporated herein by reference.

(3) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-K for the period ended November 30, 2010, and incorporated herein by reference.

(4) Previously filed with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-1 (No. 333-122565) of the Registrant filed on February 4, 2005, as amended, and incorporated herein by reference.

(5) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended November 30, 2008, and incorporated herein by reference.

(6) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended November 30, 2006, and incorporated herein by reference.

(7) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended November 30, 2009, and incorporated herein by reference.

(8) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended February 28, 2011, and incorporated herein by reference.

(9) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Periodic Report on Form 8-K dated December 10, 2010, and incorporated herein by reference.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Periodic Report on Form 8-K dated January 6, 2011, and incorporated herein by reference.

(11) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Periodic Report on Form 8-K dated October 13, 2011, and incorporated herein by reference.

(12) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended August 31, 2012, and incorporated herein by reference.

(13) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended May 31, 2009, and incorporated herein by reference.

(c) Financial Statement Schedules

All schedules for the Registrant have been omitted since the required information is not present or because the information is included in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IHS INC.

By: /s/ STEPHEN GREEN

Name: **Stephen Green**
Title: **Executive Vice President, Legal and Corporate Secretary**
Date: **January 18, 2013**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on January 18, 2013.

Signature	Title
/s/ JERRE L. STEAD **Jerre L. Stead**	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ TODD S. HYATT **Todd S. Hyatt**	Senior Vice President, Chief Financial and IT Officer (Principal Financial Officer)
/s/ HEATHER MATZKE-HAMLIN **Heather Matzke-Hamlin**	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
* **C. Michael Armstrong**	Director
* **Ruann F. Ernst**	Director
* **Brian H. Hall**	Director
* **Roger Holtback**	Director
* **Balakrishnan S. Iyer**	Director
* **Michael Klein**	Director
* **Jean-Paul L. Montupet**	Director
* **Richard W. Roedel**	Director
* **Christoph v. Grolman**	Director

*By: /s/ STEPHEN GREEN

Stephen Green
Attorney-in-Fact

Information



General Information

IHS Inc. Headquarters
15 Inverness Way East
Englewood, CO 80112
Phone: +1 800 525 7052 or +1 303 790 0600

Common Stock Listing:
New York Stock Exchange (Symbol: IHS)

Shareholder Services

Communications about share ownership, transfer requirements, changes of address, lost stock certificates, account status and sale of shares should be directed to:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
+1 800 937 5449

Independent Auditors

Ernst & Young LLP
Denver, CO

Investor & Media Relations

Securities analysts, investor professionals and general media should contact:

Investor Relations &
Corporate Communications
+1 303 397 7970
Investor_relations@ihs.com

The company's annual report, press releases and filings with the Securities Exchange Commission may be obtained from the IHS website located at www.ihs.com.

Annual Meeting

The company's annual meeting of stockholders will be held at:

The Pierre
2 East 61st Street
New York, NY 10065, United States

Wednesday, April 10, 2013
10 A.M. Eastern Daylight Time

IHS Forward-Looking Statements

This report may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Such statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, and expectations with respect to future operations, products, and services, and statements regarding future performance. In some cases, you can identify these statements by forward-looking words such as "intend," "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of these terms, and other comparable terminology; however, be advised that not all forward-looking statements contain such identifying words. Our forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activity, performance, or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the success of our growth strategy, risks associated with making and integrating acquisitions, subscription renewals, international currency exchange rate fluctuations, economic challenges faced by our customers, changes in demand for our products and services, our ability to develop new products and services, pricing and other competitive pressures, changes in laws and regulations governing our business and certain other risk factors, including those discussed or identified by us from time to time in our public filings (which may be viewed at www.sec.gov or www.ihs.com).

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of our forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Other than as required by applicable law, IHS does not undertake any obligation to update any of these forward-looking statements after the date of this report to conform our prior statements to actual results or revised expectations.

